1933 Act File No. 333-262031

1933 Act File No. 811-23773

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☒	REGISTRATION STATEMENT UNDER SECURITIES ACT OF 1933
☐	Pre-Effective Amendment __
☒	Post-Effective Amendment No. 7

and/or

☒	REGISTRATION STATEMENT UNDER INVESTMENT COMPANY ACT OF 1940
☒	Amendment No. 9

(Check appropriate box or boxes)

Cantor Fitzgerald Infrastructure Fund
(Exact Name of Registrant as Specified in Charter)

110 E. 59th Street, New York, NY 10022

(Address of Principal Executive Offices)

212.915.1722
(Registrant’s Telephone Number, including Area Code)

Copies of information to:

Terrence O. Davis & Tanya L. Boyle DLA Piper LLP 1201 West Peachtree Street Suite 2900 Atlanta, GA 30309

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☐	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)

☒	on August 1, 2025 pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _________.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _________.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _________.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS August 1, 2025

Cantor Fitzgerald Infrastructure Fund

Class A Shares (CAFIX) and Class C Shares (CFCIX) of Beneficial Interest

$2,500 minimum purchase for regular accounts

$1,000 minimum purchase for retirement plan accounts

Cantor Fitzgerald Infrastructure Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund.

This prospectus provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s Class A and Class C Statement of Additional Information (“SAI”) dated August 1, 2025, has been filed with the U.S. Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at Cantor Fitzgerald Infrastructure Fund, c/o Ultimus Fund Solutions, LLC, Via Regular Mail: P.O. Box 46707, Cincinnati, Ohio 45246-0707 or Via Overnight Mail: 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, by calling toll-free 855-9-CANTOR, or by visiting www.cantorinfrastructurefund.com. The table of contents of the SAI appears on page 41 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports, when available, and other information about the Fund or make shareholder inquiries by calling 855-9-CANTOR or by visiting www.cantorinfrastructurefund.com. The SAI, material incorporated by reference, and other information about the Fund, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objective. The Fund’s investment objective is to maximize total return, with an emphasis on current income.

Summary of Investment Strategy. The Fund pursues its investment objective by strategically investing in a portfolio of private institutional infrastructure investment funds as well as public infrastructure securities.

Risks. Investing in the Fund involves a high degree of risk. In particular:

●	The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.

●	The Fund will ordinarily declare and pay distributions from its net investment income, if any, once a quarter, and net realized capital gains annually; however, the amount of distributions that the Fund may pay, if any, is uncertain.

●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as a return of capital and borrowings.

●	Investors will pay offering expenses and, with regard to those share classes that impose a front-end sales load, a sales load of up to 5.75% of the offering price. You will have to receive a total return at least in excess of these expenses to receive an actual return on your investment.

The Adviser and the Sub-Adviser. The Fund’s investment adviser is Cantor Fitzgerald Investment Advisors, L.P. (the “Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and a wholly owned subsidiary of Cantor Fitzgerald, L.P. (“Cantor”). Founded in 1945, Cantor is a leading global financial services and real assets investment firm with over 14,000 employees in over 160 offices in 22 countries. Cantor has an investment grade credit rating. Cantor Fitzgerald & Co., a wholly owned subsidiary of Cantor, serves more than 7,000 institutional clients around the world, recognized for its strengths in fixed income and equity capital markets, investment banking, prime brokerage, commercial real estate, energy, and infrastructure. Cantor Fitzgerald & Co. is also one of the 24 primary dealers authorized to transact business with the Federal Reserve Bank of New York.

The Adviser has engaged Capital Innovations, LLC (the “Sub-Adviser”), a registered investment adviser under the Advisers Act, to provide ongoing research, recommendations, and portfolio management regarding the Fund’s investment portfolio. The Sub-Adviser is a privately-held, alternative investment asset manager strategically positioned to advise investors. Founded in 2007, the Sub-Adviser has advised, managed, or co-sponsored investment programs since its inception. The Sub-Adviser is a boutique investment organization specializing in infrastructure, real estate, and natural resources with a focus on building Megatrend-driven portfolios based on profitability and strong growth. The Sub-Adviser’s senior executives possess over 100 years of collective investment experience throughout multiple market cycles overseeing capital for institutional investors, sophisticated high net worth individuals, and fund management companies. The Sub-Adviser’s alternative investment solutions include actively-managed listed real assets strategies and private markets real asset strategies. The Sub-Adviser manages a suite of carefully curated, institutional quality real asset investment solutions through a community of partners, including independent and insurance broker-dealers, wirehouses, registered investment advisory firms, and the financial advisors who work with these enterprises.

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund, including Class A and Class C shares. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its distributor, under the terms of this prospectus, an unlimited number of Class A shares of beneficial interest, at net asset value plus the applicable sales load, if any. The maximum sales load is 5.75% of the offering price for Class A shares, while Class C shares are not subject to a sales load. The Fund offers Class I shares by a different prospectus. The minimum initial investment by a shareholder for Class A and Class C shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. Subsequent investments in Class A and Class C shares may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The Fund reserves the right to waive investment minimums. The Fund’s shares are offered through Ultimus Fund Distributors, LLC (the “Distributor”), as the distributor. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. As of June 30, 2025, the Fund’s net asset value per share was $13.39 for Class A shares and $13.15 for Class C Shares. As of June 30, 2025, there were 2,794,949.81 Class A shares outstanding and 766,850.72 Class C shares outstanding. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust or similar account. During the continuous offering, shares will be sold at the net asset value of the Fund next determined plus any applicable sales load. See “Plan of Distribution.”

Share Class	Offering Price	Maximum Sales Load	Proceeds to the Fund
Class A	Current NAV plus sales load	5.75%	$ amount invested at current NAV
Class C	Current NAV	None	$ amount invested at current NAV

The shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s shares, liquidity for the Fund’s shares will be provided only through quarterly repurchase offers for no less than 5% of Fund’s shares at net asset value, and there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Risk Factors” beginning on page 21 of this prospectus.

Investment Adviser

Cantor Fitzgerald Investment Advisors, L.P.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

The Fund

Cantor Fitzgerald Infrastructure Fund is a continuously offered, non-diversified, closed-end management investment company. The Fund is an interval fund that will provide limited liquidity by offering to make quarterly repurchases of shares at net asset value (“NAV”), which will be calculated on a daily basis. See “Quarterly Repurchases of Shares,” and “Determination of Net Asset Value.”

Investment Objective

The Fund’s investment objective is to maximize total return, with an emphasis on current income.

Investment Strategy

The Fund pursues its investment objective by strategically investing in a portfolio of private institutional infrastructure investment funds (“Private Investment Funds”) as well as public infrastructure securities. Under normal circumstances, the Fund intends to invest at least 80% of its assets (net assets plus borrowings for investment purposes) in securities issued by infrastructure companies, including Private Investment Funds, secondary interests and co-investments, and public infrastructure securities. The Fund may also invest in ETFs and other investment vehicles such as closed-end funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in infrastructure (collectively, “Other Investment Vehicles” and together with Private Investment Funds, the “Underlying Funds” and each an “Underlying Fund”), as well as other publicly traded income producing securities. The Fund may also invest in investment-grade debt securities of infrastructure companies. The Fund expects to invest in both domestic and foreign (including emerging markets) securities. Potential investments include all types of equities including American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) of global infrastructure securities trading on U.S. and global exchanges and marketplaces. In addition, the Fund may invest in real estate investment trusts (“REITs”) that invest in infrastructure related assets. The Fund’s 80% investment policy is not fundamental and may be changed without shareholder approval by a vote of the Board. Shareholders will receive 60 days’ prior written notice before a change to the Fund’s 80% investment policy takes effect. The SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

With respect to recommending to the investment committee (the “Investment Committee”) the Private Investment Funds in which the Fund invests, the Adviser and Sub-Adviser consider various inputs, including quantitative and qualitative assessment of the management team and its track record, asset evaluation and structure, and other information that is typically not available to an individual investor. The Sub-Adviser provides ongoing research, opinions and recommendations to the portion of the Fund’s investment portfolio that is allocated to Private Investment Funds. Under normal circumstances, the portion of the Fund’s investment portfolio that is allocated to securities of Private Investment Funds will likely comprise between 50% and 95% of the Fund’s portfolio. Within the allocation targets set by the Adviser from time to time, the Sub-Adviser also manages the portion of the Fund’s investment portfolio that is allocated to publicly traded securities, such as common stocks, preferred stocks, and debt securities of issuers that are principally engaged in or related to the infrastructure industry. Under normal circumstances, such securities will likely comprise between 5% and 50% of the Fund’s portfolio. The public securities allocation is expected to be diversified across a number of positions (20-60 under normal circumstances).

The Fund defines an infrastructure company as a company that derives at least 50% of its revenues or profits from, or devotes at least 50% of its assets to, the ownership, management, development, construction, renovation, enhancement, or operation of infrastructure assets or the provision of services to companies engaged in such activities. Infrastructure assets may include, among other asset types, regulated assets (such as electricity generation, transmission and distribution facilities, gas transportation and distribution systems, water distribution, and waste water collection and processing facilities), transportation assets (such as toll roads, airports, seaports, railway lines, intermodal facilities, aircraft, and ships), power generation (natural gas, nuclear, wind, solar and hydro power) and communications assets (including broadcast and wireless towers, fiber, data centers, distributed network systems and satellite networks). These assets share certain investment features that may be attractive as part of a diversified portfolio, including some or all of the following:

●	Provision for essential services with few substitutes that generally serve as the backbone for local, regional, and national economic and social activity.

●	Stable and predictable income and cash flow that are often inflation-linked with low return correlations to traditional asset classes.

●	Inelastic demand with strong pricing power for their use as essential assets for a functioning society.

●	Limited operating risk.

●	High operating margins and predictable maintenance capital requirements.

●	Strong competitive advantages characteristics with high barriers to entry.

In many cases, the rates, or the fees charged to end users, that are charged by infrastructure assets are determined by regulators, concession agreements with governments, and long-term contracts. Owners of such assets in many cases have the ability to increase such rates or fees at some level linked to inflation or economic growth.

The Fund will use a multi-step investment process that combines top-down geographic region and infrastructure sector allocations with bottom-up security selection focused within the megatrends.

The Fund intends to focus on three infrastructure megatrends: (i) digital transformation, (ii) energy transition and expansion, and (iii) enhancement of aging infrastructure assets (the “Megatrends”).

Digital Transformation: Investments in the securities of companies that are within the communications infrastructure sector, including companies that own, operate, and develop cellular tower, fiber network, satellite and data center assets.

Energy Transition and Expansion: Investments in the securities of companies that intend to enable the transition to cleaner energy sources and electrification through investment in the assets (generation, transmission, network grid, storage, smart meters, battery charging stations, among other assets) and/or growing the energy infrastructure to ensure it can meet increasing demands.

Enhancement of Aging Infrastructure Assets: Investments in the securities of companies that are within the midstream energy, water utilities, gas utilities and transportation infrastructure sectors that may benefit from increased investment to repair and enhance existing assets.

By investing in the Fund, the Adviser expects that shareholders may realize (either directly or indirectly) the following potential benefits:

●	Access to Institutional Managers and Funds — Many of the Private Investment Funds in which the Fund seeks to invest are intended for large, institutional investors and have a large minimum investment size and other investor criteria that might otherwise limit their availability to individual, non-institutional investors. Thus, the Fund provides investors exposure to such Private Investment Funds managed by leading institutional investment managers that may not be otherwise available to individuals and many small to mid-sized institutional investors.

●	Co-Investment Opportunities — “Co-investments” refers to opportunities to invest on a side-by-side basis with third-party managers directly into individual infrastructure projects or companies, as opposed to investing indirectly through Private Investment Funds or publicly traded securities. The Fund provides investors access to co-investments with attractive economics due to the size and scale of relationships the Sub-Adviser, Adviser, and the Fund have with many leading institutional managers.

●	Multi-Strategy, Multi-Manager Investment Strategy — Given the investment strategy of the Fund, investors are able to gain exposure to different strategies, managers, vintages, and infrastructure sectors by making a single investment in the Fund, whereas due to the large minimums of many of the Private Investment Funds in which the Fund seeks to invest, such a strategy may not otherwise be feasible for individual investors and many small to mid-sized institutional investors.

●	Advantageous Investment Terms — By taking advantage of volume and other discounts that typically are not available to individual investors many small to mid-sized institutional investors, the Fund may be able to provide certain economies of scale to investors through a reduction in the fees charged by the Private Investment Funds in which the Fund seeks to invest and which may not otherwise be permitted or available to individual investors many small to mid-sized institutional investors.

●	Customized Public Market Strategy in line with Fund Objectives — The Sub Adviser has managed a global infrastructure separate account strategy focused on maximizing return while providing current income since February 2011. The Fund provides access to the Sub Adviser’s proprietary investment process, which typically is reserved for institutional investors and seeks to identify infrastructure securities that are undervalued relative to their peers.

Subsidiaries

Certain investments of the Fund will be held in single-asset subsidiaries controlled by the Fund (the “Single-Asset Subsidiaries”). In addition, the Fund may engage in bank borrowings through a wholly-owned and controlled domestic subsidiary (the “Financing Subsidiary”; together with the Single-Asset Subsidiaries, the “Subsidiaries”), which may act as the borrower of one or more revolving credit facilities. The Subsidiaries are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiaries are the principal investment strategies and principal investment risks of the Fund as reflected in this Prospectus. The financial statements of the Subsidiaries are consolidated with those of the Fund.

The Fund aggregates direct investments with investments held by its wholly-owned and controlled Subsidiaries in constructing the Fund’s portfolio and for purposes of the Fund’s investment policies.

Leverage and Credit Facilities

The Fund and/or its Financing Subsidiary may utilize leverage, including borrowing from banks in an amount of up to 33 1/3% of the Fund’s consolidated assets (defined as net assets plus borrowing for investment purposes). The Fund and its Financing Subsidiary are authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with liquidity. The Financing Subsidiary may enter into one or more revolving credit facilities (“Credit Facilities”) on behalf of the Fund for the purpose of investment purchases and other liquidity requirements, subject to the limitations of the 1940 Act (as defined below) for borrowings. The Credit Facilities will be secured by all of the assets held by the Financing Subsidiary.

The SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

Investment Adviser

The Adviser was formed in 2010, commenced operations in 2011, and is registered as an investment adviser with the SEC pursuant to the provisions of the Advisers Act. The Adviser is wholly owned subsidiary of Cantor.

With respect to the management of the Fund, the Adviser principally will oversee the investment and reinvestment of the net assets of the Fund by the Sub-Adviser. In addition, in consultation with the Sub-Adviser, the Adviser will set allocation targets for the Fund between public and private securities and, through its representation on the Investment Committee, will consider the investment in Private Investment Funds recommended by the Sub-Adviser. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers.

Founded in 1945, Cantor is a global, diversified organization specializing in financial services, investment banking and real assets for institutional and high net worth clients operating in the financial, healthcare, power, energy, infrastructure, and real estate industries. For over 77 years, Cantor has pioneered new markets and provided superior service to investors while successfully building a well-capitalized company across multiple business lines with numerous market-leading financial services, infrastructure and real estate products. The firm is controlled by Howard W. Lutnick. As one of the few remaining private partnerships on Wall Street, Cantor has the distinct advantage of being able to focus on long-term value creation while aligning its interests with investors. As of December 31, 2024, Cantor and its subsidiaries and affiliates had over 14,000 employees operating in most major financial centers throughout the world with 160 offices across 22 countries.

The Adviser is a division of Cantor Fitzgerald Asset Management (“CFAM”). CFAM consists of over 100 individuals and manages approximately $13 billion in assets across over 60 investment strategies. CFAM provides private market and traditional investment solutions to investors in global fixed income, equity, and real assets markets through the use of mutual funds, interval funds, exchange traded funds, separately managed accounts, non-traded REITs, opportunity zone funds and other private investment vehicles. As of December 31, 2024, CFAM and its affiliates provide investment management on $5.6 billion of real assets and private markets strategies and $9.2 billion of traditional market strategies. CFAM’s traditional strategies are offered through CFIA, Cantor Ireland, and a majority and controlling ownership stake in Smith Group Asset Management, LLC.

Sub-Adviser

The Adviser has engaged Capital Innovations, LLC (the “Sub-Adviser”), a registered investment adviser under the Advisers Act, to provide ongoing research, recommendations, and day-to-day portfolio management with respect to the Fund’s investment portfolio.

The Sub-Adviser was founded in 2007 and is registered as an investment adviser with the SEC pursuant to the provisions of the Advisers Act. The co-founders and portfolio managers of the Sub-Adviser, Michael Underhill and Susan Dambekaln, have substantial experience in managing publicly traded securities, private investments, private funds, and pursuing an investment strategy substantially similar to the strategy being pursued by the Fund. The Sub-Adviser is a privately-held, alternative investment asset manager strategically positioned to advise investors. The Sub-Adviser has advised, managed, or co-sponsored investment programs since its inception. The Sub-Adviser is a boutique investment organization specializing in infrastructure, real estate and natural resources with a focus on building Megatrend-driven portfolios based on profitability and strong growth. The Sub-Adviser’s senior executives possess over 100 years of collective investment experience throughout multiple market cycles overseeing capital for institutional investors, sophisticated high net worth individuals and fund management companies. The Sub-Adviser’s alternative investment solutions include actively-managed listed real assets strategies and private markets real asset strategies. The Sub-Adviser manages a suite of carefully curated, institutional quality real asset investment solutions through a community of partners, including independent and insurance broker-dealers, wirehouses, registered investment advisory firms, and the financial advisors who work with these enterprises.

Fees and Expenses

The Adviser is entitled to receive a monthly management fee at the annual rate of 1.50% of the Fund’s daily net assets. The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has contractually agreed to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including all organizational and offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that such expenses exceed 2.50% and 3.25% per annum of the Fund’s average daily net assets attributable to Class A and Class C shares, respectively (the

“Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain until July 31, 2026, unless and until the Board of Trustees of the Fund (the “Board” or the “Trustees”) approves its modification or termination. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The Expense Limitation Agreement may be terminated only by the Board on 60 days’ written notice to the Adviser. After July 31, 2026, the Expense Limitation Agreement may be renewed at the Adviser’s discretion. See “Management of the Fund.”

Administrator, Transfer Agent, and Accounting Agent

Ultimus Fund Solutions, LLC (“Administrator”) serves as the Fund’s Administrator, Transfer Agent, and Accounting Agent. See “Management of the Fund.”

Distribution Fees

Class C shares will pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares and is payable on a monthly basis. Class A shares are not subject to a Distribution Fee. See “Plan of Distribution.”

Closed-End Fund Structure

Closed-end funds differ from mutual funds in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via an exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on an exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of the Fund’s shares (at least 5%) quarterly, which is discussed in more detail below. The Fund, similar to a mutual fund, is subject to continuous asset inflows, although not subject to the continuous outflows; see “Quarterly Repurchases of Shares.”

Share Classes

The Fund currently has four different classes of shares: Class A, Class C, Class I, and Class S shares. Class A, Class C, and Class I shares are currently being offered. Class S shares closed to new investors and to new investments by existing shareholders (with the exception of dividend and/or capital gain reinvestments and certain recurring investments such as those made pursuant to an automatic investment plan) on February 28, 2025. The Fund began continuously offering its Class A shares on June 30, 2022. On March 10, 2023, the Fund created its Class C and Class I shares. On April 30, 2024, the Fund created its Class S shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Investor Suitability

An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

Repurchases of Shares

The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the Fund’s shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% of such shareholder’s shares in each quarterly repurchase. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. See “Quarterly Repurchases of Shares.”

Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. See “Risk Factors.”

Risks Related to an Investment in the Fund

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various Private Investment Funds, ETFs, index funds and Other Investment Vehicles in which the Fund invests and, with respect to each such asset class, among equity and ﬁxed income securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Private Investment Risk. The Fund’s investment in Private Investment Funds will require it to bear a pro rata share of the vehicles’ expenses, including management and performance fees. The performance fees charged by certain Private Investment Funds may create an incentive for its manager to make investments that are riskier and/or more speculative than those it might have made in the absence of a performance fee. Furthermore, Private Investment Funds, like the other Underlying Funds in which the Fund may invest, are subject to specific risks, depending on the nature of the vehicle. Private Investment Funds also may employ leverage such that their returns are more than one times that of their benchmark, which could amplify losses suffered by the Fund when compared to unleveraged investments. Shareholders of the Private Investment Funds are not entitled to the protections of the Investment Company Act of 1940, as amended (the “1940 Act”). For example, Private Investment Funds need not have independent boards, shareholder approval of advisory contracts may not be required, the Private Investment Funds may utilize leverage and may engage in joint transactions with affiliates. These characteristics present additional risks for shareholders.

Issuer and Non-Diversification Risk. Specific securities can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s properties and services. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company because as a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers.

Liquidity Risk. There currently is no secondary market for the Fund’s shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments also are subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The judgments of both the Adviser and Sub-Adviser regarding the attractiveness, value and potential appreciation of a particular infrastructure segment and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

General Market Conditions Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of distributions. The Fund may also use leverage, which would magnify the Fund’s investment, market and certain other risks.

Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. Market uncertainty has increased dramatically, particularly in the United States and Europe, and adverse market conditions have expanded to other markets. These conditions have resulted in disruption of markets, periods of reduced liquidity, greater volatility, general volatility of spreads, an acute contraction in the availability of credit and a lack of price transparency. Some of the largest banks and companies across many sectors of the economy in the United States and Europe have declared bankruptcy, entered into insolvency, administration or similar proceedings, been nationalized by government authorities, and/or agreed to merge with or be acquired by other banks or companies that had been considered their peers. The long-term impact of these events is uncertain, but could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity.

Failure of Financial Institutions and Sustained Financial Market Illiquidity. The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or the Fund’s underlying investments have a commercial relationship could adversely affect, among other things, the Fund and/or the Fund’s underlying investments’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis, so shareholders may not be able to tender as many shares as they would like during any quarterly repurchase offer.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer related losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software, and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers.

Risks Related to the Fund’s Investments

Infrastructure Industry Risk. The Fund is subject to the risks associated with investment in infrastructure-related companies. Risks associated with infrastructure-related companies include: (a) realized revenue volume may be significantly lower than projected and/or there will be cost overruns; (b) infrastructure project sponsors will alter their terms making a project no longer economical; (c) macroeconomic factors such as low gross domestic product (“GDP”) growth or high nominal interest rates will raise the average cost of infrastructure funding; (d) government regulation may affect rates charged to infrastructure customers; (e) government budgetary constraints will impact infrastructure projects; (f) special tariffs will be imposed; and (g) changes in tax laws, regulatory policies or accounting standards could be unfavorable. Other risks include environmental damage due to a company’s operations or an accident, a natural disaster, changes in market sentiment towards infrastructure and terrorist acts. Any of these events could cause the value of the Fund’s investments in infrastructure-related companies to decline.

Underlying Funds Risk. The Underlying Funds in which the Fund may invest are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and also may be higher than other funds that invest directly in securities. The Underlying Funds are subject to specific risks, depending on the nature of the specific Underlying Fund.

Lack of Control Over Private Investment Funds and Other Portfolio Investments. Once the Adviser has selected a Private Investment Fund or Other Investment Vehicle, the Adviser will have no control over the investment decisions made by any such Underlying Fund. Although the Fund and the Adviser will regularly evaluate each Underlying Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective, the Adviser will not have any control over the investments made by any Underlying Fund. Even though the Underlying Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for a Private Investment Fund). The Adviser may reallocate the Fund’s investments among the Underlying Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Underlying Funds, which may prevent the Fund from reacting rapidly to market changes should an Underlying Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Underlying Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Underlying Fund, including quarterly unaudited financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Underlying Fund and will not have the ability to exercise any rights attributable to an investor in any such Underlying Fund related to their investment.

Use of Leverage by the Fund. Although the Fund has the option to borrow, there are significant risks that may be assumed in connection with such borrowings. Investors in the Fund should consider the various risks of financial leverage, including, without limitation, the matters described below. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including: (i) the likelihood of greater volatility of NAV of the shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders; (iii) the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the shares than if the Fund were not leveraged; and (iv) the potential for an increase in operating costs, which may reduce the Fund’s total return.

Use of Leverage by Underlying Funds. In addition to any borrowing utilized by the Fund, the Underlying Funds in which the Fund invests may utilize financial leverage, subject to the limitations of their charters and operative documents. In the case of Private Investment Funds, such Funds are not subject to the limitations imposed by the 1940 Act regarding the use of leverage with respect to which registered investment companies, including the Fund, are subject. In that regard, the Fund intends to limit its borrowing to an amount that does not exceed 33 1/3% of the Fund’s gross asset value. Leverage by Underlying Funds and/or the Fund has the effect of potentially increasing losses.

Valuation of Private Investment Funds. The Private Investment Funds are not publicly traded and the Fund may consider information provided by the institutional asset manager of each respective Private Investment Fund to determine the estimated value of the Fund’s investment therein.

The valuation provided by an institutional asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. To determine the estimated value of the Fund’s investment in Private Investment Funds, the Adviser considers, among other things, information provided by the Private Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Investment Funds that invest primarily in publicly traded securities are more easily valued.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, the risk that the price of a preferred security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk. Convertible securities are typically issued as bonds or preferred shares with the option to convert to equities. As a result, convertible securities are a hybrid that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. The market value of bonds and preferred shares tend to decline as interest rates increase. Fixed income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments as due. Convertible securities may have characteristics similar to common stocks especially when their conversion value is higher than their value as a bond. The price of equity securities into which a convertible security may convert may fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Additionally, the value of the embedded conversion option may be difficult to value and evaluate because the option does not trade separately from the convertible security.

Fixed Income Risk. Typically, a rise in interest rates causes a decline in the value of fixed income securities. Fixed income securities are also subject to default risk.

Foreign Securities and Emerging Markets Risk. The Fund may have investments in foreign securities. Foreign securities have investment risks different from those associated with domestic securities. Changes in foreign economies and political climates are more likely to affect the Fund with investments in foreign securities than another fund that invests exclusively in domestic securities. The value of foreign currency denominated securities or foreign currency contracts is affected by the value of the local currency relative to the U.S. dollar. There may be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information about issuers of foreign securities.

The Fund may also invest in emerging markets, which are markets of countries in the initial stages of industrialization and have low per capita income. In addition to the risks of foreign securities in general, countries in emerging markets are more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues which could reduce liquidity.

Risks Associated with Debt Financing

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and magnify the Fund’s gains or losses.

Credit Risk. Issuers of debt securities may not make scheduled interest and principal payments, resulting in losses to the Fund. In addition, the credit quality of securities held may be lowered if an issuer’s financial condition changes.

Possible Risk of Conflicts

Possible Competition Between Underlying Funds and Between the Fund and the Underlying Funds. The Underlying Funds trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Underlying Fund could increase the level of competition for the same trades that other Underlying Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

Allocation of Investment Opportunities Risk. The Sub-Adviser, directly or through their affiliates, may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited or where the liquidity of such investment opportunities is limited. The results of the Fund’s investment activities may differ significantly from the results achieved by such other managed investment vehicles or accounts. It is possible that one or more of such vehicles or accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Fund.

U.S. Federal Income Tax Matters

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment plan. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. The information above briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, is intended for U.S. shareholders, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state, local, or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes. See “U.S. Federal Income Tax Matters.”

Distribution Policy and Dividend Reinvestment Plan

The Fund’s distribution policy is to make quarterly distributions to shareholders. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment plan. Shareholders who elect not to participate in the Fund’s dividend reinvestment plan will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Distribution Policy and Dividend Reinvestment Plan.”

Custodian

UMB Bank, N.A. (“Custodian”) serves as the Fund’s custodian. See “Management of the Fund.”

SUMMARY OF FUND EXPENSES

The Summary of Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales load discounts on purchases of shares if you and your family invest, or agree to invest in the future, at least $100,000 in the Fund. More information about these and other discounts is available from your financial professional and in “Purchase Terms” starting on page 38 of this prospectus. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 25 of this prospectus.

Shareholder Transaction Expenses	Class A	Class C
Maximum Sales Load (as a percent of offering price)	5.75%	None
Contingent Deferred Sales Charge[1]	None	1.00%
Management Fees	1.50%	1.50%
Other Expenses[2]	0.49%	0.49%
Interest expense (Equalization interest on private investment funds)	0.15%	0.15%
Shareholder Servicing Expenses	0.25%	0.25%
Distribution Fee[3]	None	0.75%
Acquired Fund Fees and Expenses[4]	0.69%	0.69%
Recaptured Fees and/or Expenses[5]	0.26%	0.26%
Total Annual Fund Operating Expenses	3.34%	4.09%

[1]	Class C shareholders may be subject to a contingent deferred sales charge on shares repurchased during the first 365 days after their purchase.
[2]	Other Expenses represents the Fund expenses as they are calculated in the Fund’s Annual Report. Other Expenses does not include the indirect fees and expenses of certain underlying Private Investment Funds, as discussed further in footnote 4 below. The Fund’s Other Expenses will increase as a percentage of the Fund’s average net assets if the Fund’s assets decrease. Actual fees and expenses may be greater or less than those shown.
[3]	Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the average daily net assets attributable to Class C shares and is payable on a monthly basis. See “Plan of Distribution.”
[4]	Acquired Fund Fees and Expenses (“AFFE”) include an estimate of certain of the fees and expenses incurred indirectly by the Fund as a result of the Fund’s investment in shares of registered investment companies (including, short-term cash sweep vehicles) and certain Private Investment Funds. Although the Private Investment Funds in which the Fund may invest are not registered as “investment companies” under applicable provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), some of the Private Investment Funds in which the Fund invests would meet the definition of an investment company for purposes of the 1940, but for the exceptions provided in sections 3(c)(1) and 3(c)(7) of the 1940 Act; however, the Fund may invest in a range of Private Investment Funds, including Private Investment Funds which are excluded from the definition of an investment company due to applicable exclusions under the 1940 Act other than sections 3(c)(1) and 3(c)(7) (together, the “Other Private Funds”). AFFE does not reflect the fees and expenses of the Other Investment Funds. The indirect fees and expenses of the Private Investment Funds typically range from 1.00% to 2.00% on an annual basis and include management fees, administration fees and professional and other direct, fixed fees and expenses of the Private Investment Fund.

[5]	The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the Expense Limitation Agreement) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including all organizational and offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.50% and 3.25% per annum of the Fund’s average daily net assets attributable to Class A and Class C shares, respectively (the Expense Limitation). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect at least until July 31, 2026, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Fund’s Board on 60 days’ written notice to the Adviser. See “Management of the Fund.”

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return (the example assumes the Fund’s Expense Limitation Agreement will remain in effect until July 31, 2026):

Share Class	1 Year	3 Years	5 Years	10 Years
Class A	$89	$154	$222	$400
Class C	$41	$124	$209	$428

The following example illustrates the hypothetical expenses that you would pay on $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return (the Example assumes the Fund’s Expense Limitation Agreement will remain in effect until July 31, 2026), and you redeemed your shares in full at the end of such period.

Share Class	1 Year	3 Years	5 Years	10 Years
Class C*	$51	$124	$209	$428

*	If the Contingent Deferred Sales Charge applies. See “Contingent Deferred Sales Charge” under “Quarterly Repurchases of Shares.” If the Contingent Deferred Sales Charge does not apply, the hypothetical expenses you would pay on $1,000 investment in Class C shares would be $33, assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and you redeemed your shares in full at the end of the 1 Year period.

Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee. However, if shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by the Transfer Agent, which is currently $15. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

CONSOLIDATED FINANCIAL HIGHLIGHTS

The consolidated financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for shares of the Fund. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s consolidated financial statements, which have been audited by Cohen & Company, Ltd., an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated March 31, 2025. You may request a copy of the Fund’s annual and semi-annual reports at no charge by calling the Fund at 855-9-CANTOR or by visiting www.cantorinfrastructurefund.com. The table below sets forth financial data for one Class A and Class C share of beneficial interest outstanding throughout the period presented.

Cantor Fitzgerald Infrastructure Fund Class A

CONSOLIDATED FINANCIAL HIGHLIGHTS

(For a share outstanding during the year/period)

	For the Year Ended March 31, 2025		For the Year Ended March 31, 2024		(Not Consolidated) For the Period Ended March 31, 2023(a)
Net asset value, beginning of year/period	$11.10		$10.42		$10.00

Investment operations:
Net investment income (loss)(b)	0.02		0.13		0.05
Net realized and unrealized gain (loss) on investments	1.67		0.86		0.40
Total from investment operations	1.69		0.99		0.45

Less distributions to shareholders from:
Net investment income	(0.19)		(0.30)		(0.03)
Return of capital	(0.29)		(0.01)		-
Total distributions	(0.48)		(0.31)		(0.03)

Net asset value, end of year/period	$12.31		$11.10		$10.42

Total return(c)	15.41	%(j)	9.86	%(j)	4.53	%(d)

Net assets, at end of year/period (000s)	$27,997		$14,990		$6,137

Ratio of expenses to average net assets after expense waiver/recapture, before tax(f)(g)	2.50%		2.50%		2.50	%(e)
Ratio of expenses to average net assets after expense waiver/recapture, after tax(f)(g)	3.49%		2.50%		2.50	%(e)
Ratio of expenses to average net assets before expense waiver/recapture, before tax(f)(g)(h)	2.24%		4.47%		11.92	%(e)
Ratio of net investment income (loss) to average net assets after expense waiver/recapture(i)	0.13%		1.23%		0.68	%(e)
Portfolio Turnover Rate	1%		1%		8	%(d)

(a)	For the period June 30, 2022 (commencement of operations) to March 31, 2023.
(b)	Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the year/period.
(c)	Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of distributions.
(d)	Not annualized.
(e)	Annualized.
(f)	Does not include the Fund’s share of the expenses of the underlying investment companies in which the Fund invests.
(g)	Excludes interest expense of 0.15% for the period ended March 31, 2025.
(h)	Represents the ratio of expenses to average net assets absent fee waivers, expense reimbursements and/or expense recaptured by the Adviser.
(i)	The recognition of investment income (loss) by the Fund is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.
(j)	Includes adjustments in accordance with accounting principles generally accepted in the United States of America and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

Cantor Fitzgerald Infrastructure Fund Class C

CONSOLIDATED FINANCIAL HIGHLIGHTS

(For a share outstanding during the year/period)

	For the Year Ended March 31, 2025		For the Year Ended March 31, 2024		(Not Consolidated) For the Period Ended March 31, 2023(a)
Net asset value, beginning of year/period	$11.04		$10.40		$10.17

Investment operations:
Net investment income (loss)(b)	(0.10	)(k)	0.04		0.01
Net realized and unrealized gain (loss) on investments	1.64		0.91		0.24
Total from investment operations	1.54		0.95		0.25

Less distributions to shareholders from:
Net investment income	(0.19)		(0.30)		(0.02)
Return of capital	(0.28)		(0.01)		-
Total distributions	(0.47)		(0.31)		(0.02)

Net asset value, end of year/period	$12.11		$11.04		$10.40

Total return(c)	14.15	%(j)	9.47	%(j)	2.49	%(d)

Net assets, at end of year/period (000s)	$7,814		$2,186		$102

Ratio of expenses to average net assets after expense waiver/recapture, before tax(f)(g)	3.25%		3.25%		3.25	%(e)
Ratio of expenses to average net assets after expense waiver/recapture, after tax(f)(g)	4.24%		3.25%		3.25	%(e)
Ratio of expenses to average net assets before expense waiver/recapture, before tax(f)(g)(h)	2.99%		4.75%		12.67	%(e)
Ratio of net investment income (loss) to average net assets after expense waiver/recapture(i)	(0.62)%		0.40%		1.73	%(e)
Portfolio Turnover Rate	1%		1%		8	%(d)

(a)	For the period March 20, 2023 (commencement of operations) to March 31, 2023.
(b)	Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the year/period.
(c)	Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of distributions.
(d)	Not annualized.
(e)	Annualized.
(f)	Does not include the Fund’s share of the expenses of the underlying investment companies in which the Fund invests.
(g)	Excludes interest expense of 0.15% for the period ended March 31, 2025.
(h)	Represents the ratio of expenses to average net assets absent fee waivers, expense reimbursements and/or expense recaptured by the Adviser.
(i)	The recognition of investment income (loss) by the Fund is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.
(j)	Includes adjustments in accordance with accounting principles generally accepted in the United States of America and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.
(k)	As required by SEC standard per share data calculation methodology, this represents a balancing figure derived from the other amounts in the consolidated financial highlights tables that captures all other changes affecting net asset value per share. This per share loss amount does not correlate to the aggregate of the net investment income in the Statement of Operations for the year ended March 31, 2025, primarily due to the timing of sales and repurchases of the Fund’s shares in relation to underlying income.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares, after payment of any applicable sales load, will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt. The Fund will pay offering expenses incurred with respect to its continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed income mutual funds. Investors should expect, therefore, that, before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate.

THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on December 16, 2021. The Fund’s principal office is located at 110 E. 59th Street, New York, NY 10022, and its telephone number is 855-9-CANTOR.

OFFERING OF FUND SHARES

The Fund, as noted above, is a non-diversified, closed-end management investment company registered as such under the 1940 Act. The Fund is operated as an interval fund pursuant to Rule 23c-3 under the 1940 Act. The offering of the shares of beneficial interest of the Fund is conducted on a continuous basis in accordance with the terms set forth in this prospectus and in accordance with U.S. securities laws. The offering for this Fund is not intended as a public offer in any jurisdiction outside of the United States, and, as such, the Fund is not publicly registered with any authority(ies) located outside of the United States. No sale of shares of beneficial interest of the Fund will be made in any jurisdiction in which such sale is not authorized or permitted by an exemption, and no such sale will be made to any person to whom it is unlawful to make any such sale.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund’s investment objective is to maximize total return, with an emphasis on current income.

The Fund pursues its investment objective by strategically investing in a portfolio of Private Investment Funds as well as a set of public infrastructure securities. Under normal circumstances, the Fund intends to invest at least 80% of its assets (net assets plus borrowings for investment purposes) in securities issued by infrastructure companies, including Private Investment Funds, secondary interests and co-investments and public infrastructure securities. A “secondary interest” refers to limited partnership or similar interests of Private Investment Funds purchased directly from investors in such Private Investment Funds, as opposed to acquiring such interests directly from the Private Investment Fund. Acquiring such interests indirectly through the secondary market is a highly negotiated transaction. In the view of the Adviser and Sub-Adviser, acquiring such interests in the secondary market may afford the Fund to acquire otherwise desirable investments at a discount relative to the prevailing NAV per share. “Co-investments” refers to opportunities to invest on a side-by-side basis with third-party managers directly into individual infrastructure projects or companies, as opposed to investing indirectly through Private Investment Funds or publicly traded securities. The Fund’s 80% investment policy is not fundamental and may be changed without shareholder approval. The SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

The Fund may also invest in investment grade debt securities of infrastructure companies. The Fund expects to invest primarily in both domestic and foreign (including emerging markets) securities. Potential investments include all types of equities including ADRs and GDRs of global infrastructure securities trading on U.S. and global exchanges and marketplaces. In addition, the Fund may invest in REITs that invest in infrastructure related assets. Under normal circumstances, the portion of the Fund’s investment portfolio that is allocated to securities of Private Investment Funds will likely comprise between 50% and 95% of the Fund’s portfolio, and the portion of the Fund’s investment portfolio that is allocated to publicly traded securities will likely comprise between 5% and 50% of the Fund’s portfolio.

The Fund defines an infrastructure company as a company that derives at least 50% of its revenues or profits from, or devotes at least 50% of its assets to, the ownership, management, development, construction, renovation, enhancement, or operation of infrastructure assets or the provision of services to companies engaged in such activities. Infrastructure assets may include, among other asset types, regulated assets (such as electricity generation, transmission and distribution facilities, gas transportation and distribution systems, water distribution, and waste water collection and processing facilities), transportation assets (such as toll roads, airports, seaports, railway lines, intermodal facilities, aircraft, and ships), power generation (natural gas, nuclear, wind, solar and hydro power) and communications assets (including broadcast and wireless towers, fiber, data centers, distributed network systems and satellite networks). These assets share certain investment features that may be attractive as part of an overall diversified portfolio, including some or all of the following:

●	Provision for essential services with few substitutes that generally serve as the backbone for local, regional, and national economic and social activity.

●	Stable and predictable income and cash flow that are often inflation-linked with low return correlations to traditional asset classes.

●	Inelastic demand with strong pricing power for their use as essential assets for a functioning society.

●	Limited operating risk.

●	High operating margins and predictable maintenance capital requirements.

●	Strong competitive advantages characteristics with high barriers to entry.

In many cases, the rates, or the fees charged to end users, that are charged by infrastructure assets are determined by regulators, concession agreements with governments, and long-term contracts. Owners of such assets in many cases have the ability to increase such rates or fees at some level linked to inflation or economic growth. The Fund may invest in these securities directly or indirectly through investments in other investment companies, unlisted funds or ETFs.

The Fund will use a multi-step investment process that combines top-down geographic region and infrastructure sector allocations with bottom-up security selection focused within the Megatrends.

The Fund intends to focus on the following Megatrends.

Digital Transformation: Investments in the securities of companies that are within the communications infrastructure sector, including companies that own, operate, and develop cellular tower, fiber network, satellite and data center assets.

Energy Transition and Expansion: Investments in the securities of companies that intend to enable the transition to cleaner energy sources and electrification through investment in the assets (generation, transmission, network grid, storage, smart meters, battery charging stations, among other assets) that will lead to more efficiency and lower carbon-intense power and heating.

Enhancement of Aging Infrastructure Assets: Investments in the securities of companies that are within the midstream energy, water utilities, gas utilities and transportation infrastructure sectors that may benefit from increased investment to repair and enhance existing assets.

By investing in the Fund, the Adviser expects that shareholders may realize (either directly or indirectly) the following potential benefits:

●	Access to Institutional Managers and Funds — Many of the Private Investment Funds in which the Fund seeks to invest are intended for large, institutional investors and have a large minimum investment size and other investor criteria that might otherwise limit their availability to individual, non-institutional investors. Thus, the Fund provides investors exposure to such Private Investment Funds managed by leading institutional investment managers that may not be otherwise available to individuals and many small to mid-sized institutional investors.

●	Co-Investment Opportunities — “Co-investments” refers to opportunities to invest on a side-by-side basis with third-party managers directly into individual infrastructure projects or companies, as opposed to investing indirectly through Private Investment Funds or publicly traded securities. The Fund provides investors to access to co-investments with attractive economics due to the size and scale of relationships the Sub-Adviser, Adviser, and the Fund have with many leading institutional managers.

●	Multi-Strategy, Multi-Manager Investment Strategy — Given the investment strategy of the Fund, investors are able to gain exposure to different strategies, managers, and infrastructure sectors by making a single investment in the Fund, whereas due to the large minimums of many of the Private Investment Funds in which the Fund seeks to invest, such a strategy may not otherwise be feasible for individual investors and many small to mid-sized institutional investors.

●	Advantageous Investment Terms — By taking advantage of volume and other discounts that typically are not available to individual investors and many small to mid-sized institutional investors, the Fund may be able to provide certain economies of scale to investors through a reduction in the fees charged by the Private Investment Funds in which the Fund seeks to invest and which may not otherwise be permitted or available to individual investors and many small to mid-sized institutional investors.

●	Customized Public Market Strategy in line with Fund Objectives — The Sub Adviser has managed a Global Infrastructure Separate Account strategy focused on providing current income and long-term capital appreciation since February 2011. The Fund provides access to the Sub Adviser’s proprietary investment process, which typically is reserved for institutional investors and seeks to identify Infrastructure securities that are undervalued relative to their peers.

Fund’s Target Investment Portfolio

The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of infrastructure securities across two major categories – Private Investment Funds and publicly traded infrastructure securities. The Fund may also invest in Other Investment Vehicles, as well as other publicly traded income producing equity and debt securities.

Private Investment Funds. Private Investment Funds are investment funds that invest primarily in infrastructure and infrastructure-related securities and are managed by institutional investment managers with expertise in investing in infrastructure-related securities. The assets held by the various Private Investment Funds largely will be interests in real property or interests in improvements on real property and are long-duration investments. Due to sizable minimum investment requirements and selective investor qualiﬁcation criteria, many Private Investment Funds limit their direct investors to mainly institutions such as endowments and pension funds. The Fund allows investors to gain access to Private Investment Funds that may not otherwise be available to individual investors. Further, due to the Fund’s multi-manager and multi-strategy approach, investors can gain access to a broad range of strategies in infrastructure and infrastructure-related securities. The Fund may invest up to 10% of its assets in private funds employing hedging strategies (commonly known as “hedge funds”, i.e., investment funds that would be investment companies but for the exemptions under Rule 3(c)(1) or 3(c)(7) under the 1940 Act).

Exchange Traded Funds. ETFs are traded similarly to stocks and listed on major stock exchanges. Potential beneﬁts of ETFs include diversiﬁcation, cost and tax eﬃciency, liquidity, ability to margin, utility for hedging, the ability to go long and short, and (in some cases) quarterly dividends. An ETF may attempt to track a particular market segment or index.

Index Funds. An index fund is a mutual fund with an investment objective of seeking to replicate the performance of a speciﬁc securities index. Index funds are typically not actively managed, and potential beneﬁts include low operating expenses, broad market exposure and low portfolio turnover.

Other Investment Vehicles. The Fund may make investments in other investment vehicles such as closed-end funds, mutual funds and unregistered funds that invest principally, directly or indirectly, in infrastructure. Shares of closed-end funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter markets.

Criteria Used in Selecting Private Investment Funds

The Fund will use both a quantitative screening process and a qualitative selection process when selecting securities for investment by the Fund in connection with its strategy.

The Fund utilizes a multi-manager and multi-strategy approach. Private Investment Funds selected are believed to have the best risk adjusted return prospects from a peer group of issuers in a particular infrastructure asset class with similar market capitalization and/or credit quality. The Sub-Adviser conducts on-going research on various infrastructure investment managers and investment options in order to establish a selection of investments to fulﬁll the Fund’s investment objective. When constructing and balancing the Fund’s portfolio, the Sub-Adviser selects Private Investment Funds that it believes have low volatility relative to the projected returns. By combining historical quantitative analysis with a sound knowledge of key qualitative attributes, the Sub-Adviser will evaluate a prospective investment’s potential for generating sustainable and attractive risk-adjusted returns under a variety of market conditions.

The assets held by the various Private Investment Funds largely will be interests in real property or interests in improvements on real property and typically are long-duration investments. By investing in Private Investment Funds offered by multiple managers, the Fund will benefit from building an investment portfolio that is varied with respect to individual infrastructure projects and geography as well as with respect to operational management.

The Sub-Adviser and its investment personnel use a range of resources to identify and source Private Investment Funds. The Sub-Adviser’s investment approach is based on the extensive research conducted by their research professionals. The Sub-Adviser’s research professionals assess the relative attractiveness of different geographies and strategies for private market investments, which allows the Sub-Adviser to identify the areas that it believes will outperform others over the next five to ten years, the typical investing cycle of a private market asset. Shorter-term opportunistic allocations will also be utilized to seek to capitalize on near-term market trends. Examples of factors that are considered by the Sub-Adviser include but are not limited to: the supply of capital available for investments (based on fundraising) compared to the likely supply of investment opportunities; projected growth rates; availability of leverage; long-term industry and geographic-specific trends; regulatory and political conditions; and demographic and technological trends.

The Investment Committee will conduct a detailed review of each investment manager that has passed into the due diligence stage. The due diligence report prepared by the Sub-Adviser serves as a framework for these discussions. To facilitate this process, the Sub-Adviser utilizes its proprietary database, that tracks information on infrastructure companies and assets, Private Investment Funds and investment managers. The proprietary database maintained by the Sub-Adviser is populated with information gathered from general partner meetings, due diligence materials, quarterly reports, annual meetings, marketing materials and other sources.

A critical part of the investment process of the Sub-Adviser is to play an active and value-added role after an investment has been made, resulting in a robust investment monitoring system. The long-term nature of private market investments requires a commitment to ongoing risk management. The Sub-Adviser seeks to monitor the performance of private market assets and developments at the individual portfolio companies that are material positions held by the Fund. By tracking commitments, capital calls, distributions, valuations, and other pertinent details, the Advisers will seek to use a range of techniques to reduce the risk associated with the commitment strategy.

The Sub-Adviser monitors investment activity and realization events during the life of the investment and believes that effective post-investment review can enhance the value of the Fund’s investments in Private Investment Funds. The Sub-Adviser seeks to maintain an active dialogue with fund managers regarding issues such as approving various waivers, amendments, or extensions to the partnership documents, checking the allocations of income or loss, reviewing the distribution procedures and allocations, extension periods, fund reductions, conflicts of interest, advisory board matters, and related significant issues.

The Sub-Adviser will provide the Investment Committee with investment performance reporting and analysis, including discussions on investment strategy, portfolio construction, and market update reports. An overview of the monitoring activities of the Sub-Adviser is included below:

Investment Monitoring

●	Monitor incoming communications on a daily basis

●	Review financial statements and other manager reports

●	Track portfolio activity for compliance with fund investment strategy and guidelines

●	Coordinate required actions and provide guidance to clients for such items as partnership agreement amendments, consents, and waivers

●	Proactively identify potential portfolio issues and update investment ratings quarterly

Manager Monitoring

●	Meet with each manager at least annually

●	Participate on quarterly manager update calls

●	Monitor manager communications and industry news for developments

●	Proactively identify potential manager issues

Performance Reporting

●	Provide ongoing, comprehensive reporting and portfolio analysis

There can be no assurance that the Fund’s investment program will be successful, that the objectives of the Fund with respect to liquidity management will be achieved or that the Fund’s portfolio design and risk management strategies will be successful. Prospective investors should refer to the discussion of the risks associated with the investment strategy and structure of the Fund.

Investment Strategy – Multi-Manager Approach

The Fund employs a multi-manager approach by identifying and investing with various institutional asset managers with expertise in managing portfolios of infrastructure and infrastructure related securities. Many of the Private Investment Funds have large minimum investment size and stringent investor qualiﬁcation criteria intended to limit direct investors to mainly institutions such as endowments and pension funds - as such, the Fund enables investors to invest with institutional investment managers that may not be otherwise permitted or available to them.

In addition to pursuing a multi-manager approach, the Fund employs a multi-strategy approach in an attempt to vary the risk-reward proﬁles and the underlying types of infrastructure in which it invests, with the strategies noted below. Because each infrastructure strategy performs diﬀerently throughout the economic cycle, investment strategies that include multiple strategies generally have lower volatility than single strategy funds. Thus, a multi-strategy approach should assist the Fund in achieving its objective of a high risk-adjusted total return.

Investment Strategy – Capital Innovations Process

The Sub-Adviser believes that infrastructure related investments can provide an attractive complementary source of return to a traditional portfolio while significantly enhancing a portfolio’s overall risk/return profile.

Infrastructure assets provide important goods or services to society and tend to have a monopolistic position in their market with high barriers to entry. Therefore, they tend to be highly regulated, which results in distinct investment opportunities that keep pace with inflation. Infrastructure companies often provide vital services requiring heavy investment and these assets are, therefore, typically built to have long useful lives. Additionally, output demand from these assets tends to be inelastic given the scarcity of the resource being offered. With the pricing power that results from their market position, the revenue growth from these assets is typically limited by regulators to the rate of inflation. These factors result in infrastructure investments being able to offer long-term stable cash flows that have the potential to help investors hedge against inflation.

Appropriate diversification is considered critical to maximizing the likelihood of achieving long-term portfolio return objectives at appropriate risk levels. However, the Sub-Adviser believes that it is important not to compromise manager quality for the sake of diversification.

The Sub-Adviser’s approach to Private Investment Fund selection is based on ongoing and rigorous assessment of the established industry leaders while taking into account new developments in the infrastructure industry. In parallel, the Sub-Adviser reviews and meets new management teams in order to identify emerging investment talent.

The Sub-Adviser believes that identifying strong investment opportunities is a continuous process that is supported by on-going monitoring.

Private Market Scan and Deal Screening

The Sub-Adviser maintains a proprietary database of investment managers that tracks major real estate, infrastructure and natural resource sectors. The Sub-Adviser tracks what managers are currently in the market and when managers will be coming back to market.

Market Scan
Scan the global infrastructure universe for investment opportunities in different categories including:
- Public & Private
- Equity & Debt
- Style Type: Core, Value-Added and Opportunistic
- Asset/Property Type
- Geographic: Domestic or Global
Deal Screening
Each potential investment is initially screened for factors such as strategy, value proposition, peer universe comparison, terms, and potential Fund portfolio fit.
- Quarterly planning meetings are conducted by the senior due diligence team to set priorities.
Preliminary Due Diligence
Perform & document preliminary quantitative due diligence in an Initial Screening Report. (ISR)
- Fund level performance is benchmarked against similar products in the marketplace.
- Evaluate detailed information that is provided in offering materials and through management meetings.
In-Depth Due Diligence
In depth review including an onsite meeting and analysis of:
- Firm History
- Management Team
- Track Record
- Investment Strategy
- Investment Process
- Operational Processes
- Risk Management
- Strengths/Weaknesses
- Prior individual deals
- Pre-specified deals
- Determination of fit for the Fund, presentation of this manager/ Private Investment to the Fund's investment committee.
Terms Review, Legal Review and Investment
Review in detail and outline each investment's terms and conditions.
Contract negotiations, including minimum investment hurdles, fees, commissions, redemptions policies, etc.

Through this process, each potential investment is initially screened for factors such as strategy, value proposition, peer universe comparison, terms, and potential portfolio ﬁt. The Sub-Adviser applies strong fundamental viewpoints and in-depth quantitative analysis to evaluate and rate products according to a myriad of factors. The Sub-Adviser’s process is a clear reﬂection of the Sub-Adviser’s operational and research standards and consists of two main stages:

Initial Rating with the Capital Innovations Process

The Capital Innovations process, which uses the Sub-Adviser’s proprietary model, analyzes available investment manager data and rates each product according to seven factors: business, staﬀ, investment process, investment risk, performance, terms/conditions, and operations. The process applies a quantitative framework around the fundamental insights the Sub-Adviser believes indicate investment opportunities that may be well-positioned to ultimately add value going forward.

This initial review process allows the Sub-Adviser’s research professionals to quickly identify investment products with the strongest potential of ultimately obtaining a “buy” rating after the Sub-Adviser’s due-diligence process concludes. Products that receive an above-average rating may move on to the Sub-Adviser’s full due diligence and rating process. The Sub-Adviser notes a qualitative override of the process result can move a selected product into the next phase of its research process. Overrides typically occur when the data does not match a fundamental understanding of a product (e.g., a newly oﬀered product from a well-established, highly regarded manager).

Full Due Diligence and Rating Discussion

The second phase of the Sub-Adviser’s research process includes an expanded evaluation of the factors, including an in-depth assessment of operations. Examples of research topics by factor include:

●	Business: proﬁtability, stability and spread of ownership, client base, and remuneration policy

●	Investment process: competitive advantage, repeatability, skill, and implementation

●	Operational due diligence: operational controls, valuation of assets, independent directors, and third-party vendors

●	Performance analysis: consistent with stated process, risk-adjusted, and persistent

●	Risk: embedded in process, independent veriﬁcation, and mix of measurements

●	Staﬀ: quality, depth of resource, team dynamic, and staﬀ turnover

●	Terms and conditions: client service, fees, and best practices in documentation

The Sub-Adviser’s research team meets and/or has conference calls with investment managers to gather needed information to perform in-depth research and prepare for a detailed rating meeting. A “buy” rating requires at least one detailed diligence meeting either on-site or virtually with the manager. All requested information and notes are stored in the Sub-Adviser’s proprietary manager research information storage database.

Initial Inputs: News flow, Quantitative screens, fund analysis, intro meetings
Pre-Meeting: Discuss key issues, set the agenda, share with manager
Manager Visit: Interview manager and log responses
Post Meeting: Alignment of interest, rating, recommendation
Rating decision: Review and concensus
Rating Report: Review and update, share with manager
Implementation of Research: Meetings and fund manager selection

When full due diligence concludes, the product is then scored and rated through a formal Investment Committee presentation. Each manager must pass the Sub-Adviser’s operational due-diligence process to receive a “buy” rating.

A critical part of the Sub-Adviser’s process is to play an active and value-added role after an investment has been made, resulting in a robust investment monitoring system. This is an important tool in reducing risk, improving or creating liquidity, properly reviewing valuations, reporting performance, and assuring conformance with various terms.

The Sub-Adviser monitors investment activity and realization events during the life of the investment and believes that eﬀective post-investment review can enhance the value of primary real asset investments. The Sub-Adviser seeks to maintain an active dialogue with fund managers regarding issues such as approving various waivers, amendments, or extensions to the partnership documents, checking the allocations of income or loss, reviewing the distribution procedures and allocations, extension periods, fund reductions, conﬂicts of interest, advisory board matters, and related signiﬁcant issues.

The Sub-Adviser will provide investment performance reporting and analysis to the Adviser, including discussions on investment strategy, portfolio construction, and market update reports.

Capital Innovations Public Securities Investment Process

In managing the publicly traded securities portion of the Fund, the Sub-Adviser will: (i) seek to construct the portfolio with securities that it believes will be tied to global economic growth; (ii) seek to position the Portfolio in securities of issuers owning or leasing infrastructure assets; and (iii) seek to capitalize on recent and on-going global macro-economic and demographic trends. The securities in the portfolio will be denominated primarily in U.S. dollars. The allocation of the portfolio invested in public securities is based on qualitative and quantitative fundamental analysis of macroeconomic conditions, including inflation, market conditions, historical performance, relative valuations and volatility, political and regulatory developments and other factors and fundamental analysis of each potential investment. The Sub-Adviser invests in companies/investment opportunities it believes have sustainable competitive advantages.

The Fund may invest in companies of any market capitalization, but the majority of the Fund’s investments are generally in large and mid-cap securities. Potential investments include all types of equities including ADRs and GDRs of global infrastructure securities trading on U.S. and global exchanges and marketplaces. In addition, the Fund may invest in REITs that invest in infrastructure related assets.

The Fund may purchase the securities of an ETF to gain exposure to a portion of the market while awaiting purchase of securities or as an efficient means of gaining exposure to a particular asset class. The Fund might also purchase shares of an ETF to gain exposure to the securities in the ETF’s portfolio at times when the Fund may not be able to buy those securities directly.

The percentage of the portfolio invested in each investment type and sub-sector will vary from time to time in the discretion of the Investment Committee based on qualitative and quantitative fundamental analysis of macroeconomic conditions, including inflation, market conditions, historical performance, relative valuations and volatility, political and regulatory developments and other factors. The Sub-Adviser has the flexibility to adjust the portfolio’s allocations as economic conditions evolve taking into consideration the factors just described and the results of the Sub-Adviser’s investment process.

Idea Generation
Research
Portfolio Construction
Sell Discipline

The Fund’s philosophy is that deep fundamental research and a thorough evaluation of management quality creates a superior understanding of company execution that can lead to insights beyond market consensus.

Idea Generation: The Sub-Adviser’s team utilizes fundamental research, technical, and quantitative data to identify best opportunities.

Fundamental Analysis: The Sub-Adviser’s team utilizes fundamental analysis including:

●	Implied vs. expected growth

●	Return on capital

●	Cash flow growth

●	Barriers to entry

●	Relative valuation

●	Management quality

Industry Considerations:

●	Supply chain

●	Point in cycle

●	Competitive environment

Region Considerations:

●	Tax and legislative implications

●	Political environment

●	Currency

Risk Management

While identifying attractive securities is an important element of the process, risk management ensures a proper balance between alpha generation and risk minimization. This step of the Fund’s process focuses on identifying and understanding factor exposures and positions relative to the benchmark. The Fund monitors exposures across a number of factors, including qualitative and quantitative portfolio metrics.

The Sub-Adviser believes that the integration of Megatrend-driven analysis based on profitability and strong growth considerations in the investment process, both pre- and post-investment, will lead to improved risk-adjusted returns.

In addition to managing risk, the Fund recognizes that some companies are well positioned to provide the solutions needed to reduce emissions and adapt to a changing climate. These companies may offer compelling long-term risk adjusted investment returns aided by changes in policy, technology and consumer demand.

Rather than always being of direct relevance, climate change often acts as a multiplier of other risks and opportunities that investors have traditionally managed. For example, while companies have always had to manage impacts of extreme weather events, climate change is making these events more frequent and more intense, Similarly, while technological disruption has always occurred, the urgency and scale of changes needed to shift to a low carbon economy are arguably unprecedented.

The Fund also accepts that, as allocators of capital, stewards of shareholder assets, and as active shareholders in companies on their behalf, the individual and collective decisions the Fund makes as an investor will influence the nature and speed of the transition. The Fund recognizes its responsibility to be a positive influence in this regard. The gap between the capital investment predicted to be required to meet climate change objectives and that currently being deployed is significant. Investors require support from policy makers to shift capital at the speed and scale required.

Subsidiaries

Certain investments of the Fund will be held in Single-Asset Subsidiaries. In addition, the Fund may engage in bank borrowings through a Financing Subsidiary, which may act as the borrower of one or more revolving credit facilities. The Subsidiaries are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiaries are the principal investment strategies and principal investment risks of the Fund as reflected in this Prospectus. The financial statements of the Subsidiaries are consolidated with those of the Fund. Because the Fund may invest a substantial portion of its assets in the Subsidiaries, which may hold some of the investments described in this Prospectus, the Fund may be considered to be investing indirectly in some of those investments through its Subsidiaries. For that reason, references to the Fund may also include the Subsidiaries.

The Subsidiaries will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund. The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiaries. In addition, the Subsidiaries comply with the provisions of the 1940 Act relating to affiliated transactions and custody. The Fund’s custodian also serves as the custodian to the Subsidiaries.

The Adviser and Sub-Adviser, who also serve in those roles for the Subsidiaries, will also comply with the provisions of the 1940 Act regarding investment advisory contracts and are considered to be an investment adviser to the Fund under the 1940 Act.

Leverage and Credit Facilities

The Fund and/or its Financing Subsidiary may utilize leverage, including borrowing from banks in an amount of up to 33 1/3% of the Fund’s consolidated assets (defined as net assets plus borrowing for investment purposes). The Fund and its Financing Subsidiary are authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with liquidity. The Financing Subsidiary may enter into one or more Credit Facilities on behalf of the Fund for the purpose of investment purchases and other liquidity requirements, subject to the limitations of the 1940 Act (as defined below) for borrowings. The Credit Facilities will be secured by all of the assets held by the Financing Subsidiary.

The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s Portfolio Managers (as defined below) are subjective. The Fund may engage in borrowings and the use of leverage in acquiring investments.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. It is anticipated that the Fund’s public securities portfolio turnover rate will ordinarily be less than 20%. The Fund’s private securities portfolio turnover rate is anticipated to be lower due to the illiquid nature of the securities. The portfolio turnover rate is not expected to exceed 100% but may vary greatly from year to year and will not be a limiting factor when the Adviser and Sub-Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the Underlying Funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the Underlying Funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisers before deciding whether to invest in the Fund.

Risks Related to an Investment in the Fund

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various Private Investment Funds, ETFs, index funds and Other Investment Vehicles in which the Fund invests and, with respect to each such asset class, among equity and ﬁxed income securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Private Investment Fund Risk. The Fund’s investment in Private Investment Funds will require it to bear a pro rata share of the vehicles’ expenses, including management and performance fees. The fees the Fund pays to invest in a Private Investment Fund may be higher than if the manager of the Private Investment Fund managed the Fund’s assets directly. The incentive fees charged by certain Private Investment Funds may create an incentive for its manager to make investments that are riskier and/or more speculative than those it might have made in the absence of an incentive fee. The Private Investment Funds are not publicly traded and therefore may not be as liquid as other types of investments. Furthermore, Private Investment Funds, like the other Underlying Funds in which the Fund may invest, are subject to specific risks, depending on the nature of the vehicle and also may employ leverage such that their returns are more than one times that of their benchmark which will amplify losses suffered by the Fund when compared to unleveraged investments. Shareholders of the Private Investment Funds are not entitled to the protections of the 1940 Act. For example, these Private Investment Funds need not have independent boards, shareholder approval of advisory contracts may not be required, the Private Investment Funds may utilize leverage and may engage in joint transactions with affiliates. These characteristics present additional risks for shareholders.

Issuer and Non-Diversification Risk. Specific securities can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The NAV of the Fund changes daily based on the performance of the securities in which it invests. The Adviser’s and Sub-Adviser’s judgments about the attractiveness, value and potential appreciation of a particular infrastructure asset class and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

General Market Conditions Risk – An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of distributions. The Fund may also use leverage, which would magnify the Fund’s investment, market and certain other risks.

Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. Market uncertainty has increased dramatically, particularly in the United States and Europe, and adverse market conditions have expanded to other markets. These conditions have resulted in disruption of markets, periods of reduced liquidity, greater volatility, general volatility of spreads, an acute contraction in the availability of credit and a lack of price transparency. Some of the largest banks and companies across many sectors of the economy in the United States and Europe have declared bankruptcy, entered into insolvency, administration or similar proceedings, been nationalized by government authorities, and/or agreed to merge with or be acquired by other banks or companies that had been considered their peers. The long-term impact of these events is uncertain but could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity.

Failure of Financial Institutions and Sustained Financial Market Illiquidity. The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or the Fund’s underlying investments have a commercial relationship could adversely affect, among other things, the Fund and/or the Fund’s underlying investments’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders. If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis, so shareholders may not be able to tender as many shares as they would like during any quarterly repurchase offer.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer such losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software, and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.

Risks Related to the Fund’s Investments

Infrastructure Concentration Risk. Investments in infrastructure-related companies have greater exposure to the potential adverse economic, regulatory, political and other changes affecting such entities. Infrastructure-related companies are subject to a variety of factors that may adversely affect their business or operations including high interest costs in connection with capital construction programs, costs associated with compliance with and changes in environmental and other regulations, difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets, the effects of surplus capacity, increased competition from other providers of services in a developing deregulatory environment, uncertainties concerning the availability of fuel at reasonable prices, the effects of energy conservation policies and other factors.

Additionally, infrastructure-related companies may be subject to regulation by various governmental authorities and may also be affected by governmental regulation of rates charged to customers, government budgetary constraints, service interruption due to environmental, operational or other mishaps and the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards. Other factors that may affect the operations of infrastructure-related companies include innovations in technology that could render the way in which a company delivers a product or service obsolete, significant changes to the number of ultimate end-users of a company’s products, increased susceptibility to terrorist acts or political actions, risks of environmental damage due to a company’s operations or an accident, and general changes in market sentiment towards infrastructure and utilities assets.

Underlying Funds Risk. The Underlying Funds in which the Fund may invest are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and also may be higher than other funds that invest directly in securities. The Underlying Funds are subject to specific risks, depending on the nature of the specific Underlying Fund. The Fund’s performance depends in part upon the performance of the Underlying Fund managers and selected strategies, the adherence by such Underlying Fund managers to such selected strategies, the instruments used by such Underlying Fund managers and the Adviser’s ability to select Underlying Fund managers and strategies and effectively allocate Fund assets among them. Additionally, the market value of shares of Underlying Funds that are closed-end funds may differ from their NAV. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities.

Lack of Control Over Private Investment Funds and Other Portfolio Investments. Once the Adviser has selected a Private Investment Fund or Other Investment Vehicle, the Adviser will have no control over the investment decisions made by any such Underlying Fund. Although the Fund and the Adviser will regularly evaluate each Underlying Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective, the Adviser will not have any control over the investments made by any Underlying Fund. Even though the Underlying Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for a Private Investment Fund). The Adviser may reallocate the Fund’s investments among the Underlying Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Underlying Funds, which may prevent the Fund from reacting rapidly to market changes should an Underlying Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Underlying Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Underlying Fund, including quarterly unaudited financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Underlying Fund and will not have the ability to exercise any rights attributable to an investor in any such Underlying Fund related to their investment.

Use of Leverage by the Fund. Although the Fund has the option to borrow, there are significant risks that may be assumed in connection with such borrowings. Investors in the Fund should consider the various risks of financial leverage, including, without limitation, the matters described below. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including: (i) the likelihood of greater volatility of NAV of the shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders; (iii) the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the shares than if the Fund were not leveraged; and (iv) the potential for an increase in operating costs, which may reduce the Fund’s total return.

In the event that the Fund would be required to sell assets at a loss, including in order to redeem or pay off any borrowing, such a sale would reduce the Fund’s NAV and may make it difficult for the NAV to recover. The Fund nevertheless may continue to use financial leverage if the Adviser expects that the benefits to the shareholders of maintaining the leveraged position likely would outweigh a resulting reduction in the current return.

Certain types of borrowings by the Fund would result in the Fund being subject to covenants in credit agreements relating to asset coverage and Fund composition requirements that are more stringent than those currently imposed on the Fund by the 1940 Act. In addition, borrowings by the Fund may be made on a secured basis. The Custodian will then either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders or arrangements will be made with a suitable sub-custodian. If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets. In the event of a default, the lenders will have the right, through the Custodian, to redeem the Fund’s investments in underlying Investment Funds without consideration of whether doing so would be in the best interests of the Fund’s shareholders. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund’s shareholders, and the terms of the Fund’s borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase.

The use of financial leverage involves financial risk and would increase the exposure of the Fund’s investment returns to adverse economic factors such as rising interest rates, downturns in the economy or deterioration in the condition of the investments. There would be a risk that operating cash flow available to the Fund would be insufficient to meet required payments and a risk that it would not be possible to refinance existing indebtedness or that the terms of such refinancing would not be as favorable as the terms of existing indebtedness. Borrowings by the Fund may be secured by any or all of the assets of the Fund, with the consequences that the Fund may lose more than its equity stake in any one investment and may lose all of its capital.

Use of Leverage by Underlying Funds. In addition to any borrowing utilized by the Fund, the Underlying Funds in which the Fund invests may utilize financial leverage. The Underlying Funds may be able to borrow, subject to the limitations of their charters and operative documents. In the case of Private Investment Funds, such Funds are not subject to the limitations imposed by the 1940 Act regarding the use of leverage with respect to which registered investment companies, including the Fund, are subject. To that end, the Fund intends to limit its direct borrowing to an amount that does not exceed 33 1/3% of the Fund’s gross asset value. Furthermore, Underlying Funds typically will hold their investments in entities organized as corporations or other entities and this may allow the Fund’s risk of loss to be limited to the amount of its investment in the Underlying Fund. While leverage presents opportunities for increasing the Fund’s total return, it has the effect of potentially increasing losses as well.

Valuation of Private Investment Funds. While the valuation of the Fund’s publicly traded securities are more readily ascertainable, the Fund’s ownership interest in Private Investment Funds are not publicly traded, and the Fund will depend on the institutional asset manager to a Private Investment Fund to provide a valuation of the Fund’s investment. Moreover, the valuation of the Fund’s investment in a Private Investment Fund, as provided by an institutional asset manager as of a specific date, may vary from the fair value of the investment that may be obtained if such investment were sold to a third party. For information about the value of the Fund’s investment in Private Investment Funds, the Adviser will be dependent on information provided by the Private Investment Funds, including quarterly unaudited financial statements which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares.

Preferred Securities Risk. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights. Interest rate risk is, in general, the risk that the price of a preferred security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Fixed income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. Convertible securities have characteristics similar to common stocks especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Fixed Income Risk. When the Fund invests in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Foreign Securities and Emerging Markets Risk. The Fund may have investments in foreign securities. Foreign securities have investment risks different from those associated with domestic securities. Changes in foreign economies and political climates are more likely to affect the Fund with investments in foreign securities than another fund that invests exclusively in domestic securities. The value of foreign currency denominated securities or foreign currency contracts is affected by the value of the local currency relative to the U.S. dollar. There may be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information about issuers of foreign securities. The value of foreign investments may be affected by changes in exchange control regulations, application of foreign tax laws (including withholding tax), changes in governmental economic or monetary policy (in this country or abroad), or changed circumstances in dealings between nations. In addition, foreign brokerage commissions, custody fees, and other costs of investing in foreign securities are often higher than in the

United States. Investments in foreign issues could be affected by other factors not present in the United States, including expropriation, armed conflict, confiscatory taxation, and potential difficulties in enforcing contractual obligations.

The Fund may also invest in emerging markets, which are markets of countries in the initial stages of industrialization and have low per capita income. In addition to the risks of foreign securities in general, countries in emerging markets are more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues which could reduce liquidity.

Risks Associated with Debt Financing

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. The use of leverage short positions in futures contracts will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns on the Fund.

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Possible Risk of Conflicts

Possible Competition Between Underlying Funds and Between the Fund and the Underlying Funds. The Underlying Funds trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Underlying Fund could increase the level of competition for the same trades that other Underlying Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

Allocation of Investment Opportunities Risk. The Sub-Adviser, directly or through their affiliates, may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited or where the liquidity of such investment opportunities is limited. The results of the Fund’s investment activities may differ significantly from the results achieved by such other managed investment vehicles or accounts. It is possible that one or more of such vehicles or accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Fund.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is comprised of four Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

Cantor Fitzgerald Investment Advisors, L.P. located at 110 E. 59th Street, New York, NY 10022 serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Adviser is a Delaware limited liability company that was formed in 2010 and commenced operations in 2011. The Adviser is a wholly owned subsidiary of Cantor.

Under the general supervision of the Fund’s Board, the Adviser will serve on the Investment Committee (described below) establishing allocation targets for the investment portfolio of the Fund among the public securities in which the Fund intends to invest and, along with the Sub-Adviser, approve the Private Investment Funds in which the Fund intends to invest. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers, including the Sub-Adviser. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.50% of the Fund’s daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection. For the fiscal year ended March 31, 2025, the Adviser received advisory fees of 1.50% from the Fund and recaptured 0.26% of previously waived fees.

A discussion regarding the basis for the Board’s approval of the Fund’s Investment Advisory Agreement with the Adviser and the Sub-Advisory Agreement with the Sub-Adviser was included in the Fund’s semi-annual report to shareholders for fiscal period ending September 30, 2024.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including all organizational and offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.50% and 3.25% per annum of the Fund’s average daily net assets attributable to Class A and Class C shares, respectively (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect, at least until July 31, 2026, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days written notice to the Adviser. After July 31, 2026, the Expense Limitation Agreement may be renewed at the Adviser’s discretion.

Investment Sub-Adviser

The Adviser has engaged Capital Innovations, LLC (the “Sub-Adviser”), a registered investment adviser under the Advisers Act, to provide ongoing research, recommendations, and day-to-day portfolio management with respect to the Fund’s investment portfolio.

The Sub-Adviser was founded in 2007 and is registered as an investment adviser with the SEC pursuant to the provisions of the Advisers Act. The co-founders and portfolio managers of the Sub-Adviser, Michael Underhill and Susan Dambekaln, have substantial experience in managing publicly traded securities, private investments, private funds, and pursuing an investment strategy substantially similar to the strategy being pursued by the Fund. The Sub-Adviser is a privately held, alternative investment asset manager strategically positioned to investors. The Sub-Adviser has advised, managed, or co-sponsored investment programs since its inception. The Sub-Adviser is a boutique investment organization specializing in infrastructure, real estate, and natural resources with a focus on building megatrend-driven portfolios based on profitability and strong growth. The Sub-Adviser’s senior executives possess over 100 years of collective investment experience throughout multiple market cycles overseeing capital for elite institutional investors, sophisticated high net worth individuals and fund management companies. The Sub-Adviser’s alternative investment solutions include actively managed listed real assets strategies and private markets real asset strategies. Capital Innovations manages a suite of carefully curated, institutional quality real assets investment solutions through a community of partners, including independent and insurance broker-dealers, wirehouses, registered investment advisory firms, and the financial advisors who work with these enterprises.

Sub-advisory services are provided to the Fund pursuant to an agreement between the Adviser and the Sub-Adviser. Under the terms of the Sub-Advisory Agreement, the Adviser compensates the Sub-Adviser based on a portion of the Fund’s average daily net assets that have been allocated to the Sub-Adviser to manage. Fees paid to the Sub-Adviser are not an expense of the Fund. Pursuant to the Sub-Advisory Agreement, the Adviser pays the Sub-Adviser a monthly management fee computed at the annual rate of 0.35% of the Fund’s daily net assets. For the fiscal year ended March 31, 2025, the Sub-Adviser received sub-advisory fees of 0.10% from the Adviser.

The Investment Committee

The Adviser has established an Investment Committee (the “Committee”) responsible for: setting overall investment policies and strategies of the Adviser; approval of Private Investment Funds and establishing allocation targets for the investment portfolio of the Fund among the public securities in which the Fund intends to invest; and generally overseeing the activities of the Fund’s Portfolio Managers (see below). The Committee includes employees of the Adviser and the Sub-Adviser. The members of the Committee, and their professional background and experience, are as follows:

Michael D. Underhill, Chief Executive Officer and Chief Investment Officer, Capital Innovations. Mr. Underhill began working in the investment industry in 1989. In 2007, he co-founded the Sub-Adviser with his spouse, Susan Dambekaln, as a research-intensive asset management firm that focuses on innovative infrastructure and real assets investment products across private markets and publicly traded securities. Prior to founding the Sub-Adviser, he held executive positions at Alliance Bernstein, INVESCO, Janus Capital and Federated Investors. Mr. Underhill started his career at Lehman Brothers as a quantitative analyst utilizing his statistical econometric background to construct financial models. Michael graduated from Pennsylvania State University with a B.S. in economics with a curricular emphasis in statistical econometrics. In addition, he has completed post-graduate coursework at Pepperdine University, Stanford Law School and Mercosur’s economic program at the Universidad Del Salvador in Buenos Aires, Argentina. He is editor of the best-selling “The Handbook of Infrastructure Investing” (Wiley 2010) and a contributing author to the CFA Institute.

Susan L. Dambekaln, President and Chief Operating Officer, Capital Innovations. Ms. Dambekaln began working in the investment industry in 1992. She co-founded the Sub-Adviser in 2007 with her spouse, Michael Underhill, and is the majority owner. Ms. Dambekaln is responsible for executive management of the firm, portfolio and asset management, due diligence, valuation, risk management, performance attribution, trading strategies and is tasked with managing longer term capital allocation. Ms. Dambekaln was previously employed at Strong Capital Management and State Street Global Advisors. She also spent a portion of her career in investment accounting, taxation and investment administration with HR Block and Edward Jones. Ms. Dambekaln received a B.S. with honors from the University of Wisconsin and has completed graduate coursework from the University of Wisconsin.

William J. O’Connor Jr., CFA, Director of Global Research, Capital Innovations. Mr. O’Connor began working in the investment industry in 1979. Mr. O’Connor is responsible for investment research. His professional focuses at the Sub-Adviser include equity research and portfolio management. Mr. O’Connor was previously employed at BMO Global Asset Management – USA and M&I Investment Management Corp. Mr. O’Connor received an MBA in finance from the University of Wisconsin, a BSC in Commerce from Santa Clara University and is a CFA charter holder.

Chris A. Milner, Cantor. Mr. Milner is currently a Managing Director at Cantor Fitzgerald and the Chief Investment Officer of Real Assets at Cantor Fitzgerald Asset Management as well as the President of Cantor Fitzgerald Income Trust, Inc. Mr. Milner joined Cantor Fitzgerald in 2013. Previously, Mr. Milner spent 14 years at BlackRock and was a co-founder of their commercial real estate debt business. Mr. Milner was Global Head of CRE Debt and President of the Carbon Capital series of private real estate debt funds as well as a member of BlackRock’s Corporate Leadership Committee, the Real Estate Executive Committee and the Global Real Estate Investment Committee. Prior to joining BlackRock in 1997, Mr. Milner was responsible for the origination, underwriting and securitization of all commercial mortgage conduit production at PNC and was also a member of the PNC M&A team which acquired BlackRock and Midland Loan Services in 1995 and 1998, respectively. Mr. Milner has completed over 800 real estate debt, equity and capital markets transactions in North America, Europe and Asia with an aggregate value of over $37 billion, including raising over $13.5 billion of investor capital. Mr. Milner received an MBA in finance, with a concentration in real estate, from Indiana University and a Bachelor of Arts degree in economics from DePauw University.

Jay Frank, Cantor. Mr. Frank is currently the President of Cantor Fitzgerald Asset Management, which he joined in 2015. Mr. Frank has spent the last 19 years focused on the real assets, credit and alternative investment industries. Throughout his career, Mr. Frank has been involved in the creation, structuring, launch, capital formation, management, and monetization of dozens of real assets and credit strategies with over $30 billion in aggregate value. He has worked closely with wealth management, accounting, tax, and legal firms on the education, due diligence and implementation of sophisticated traditional and alternative investment solutions including Real Estate Investment Trusts, Business Development Companies, 1031 Tax Deferred Exchanges, 721 Tax Deferred Exchanges, Qualified Opportunity Funds, and cash management strategies. Mr. Frank earned a Bachelor of Arts degree in Business Economics with an emphasis in Accounting from the University of California, Santa Barbara. He holds FINRA Series 7, 24 and 63 licenses.

Aaron Wessner, Cantor. Mr. Wessner is currently the Head of Capital Markets for Cantor Fitzgerald Asset Management. Mr. Wessner joined Cantor Fitzgerald in 2011 and during his tenure has held senior capital markets positions within the firm’s commercial real estate debt and equity businesses involving over $6.5 billion of transactions. Additionally, Mr. Wessner has completed over $2 billion of commercial real estate acquisitions in Unites States involving multifamily, office, retail and industrial properties. Prior to joining Cantor Fitzgerald, Mr. Wessner was a co-founder of Park Bridge Financial, a privately-held commercial real estate debt and equity advisory firm providing strategic advisory services to real estate owners and lenders on distressed debt and equity matters. Mr. Wessner’s previous experience includes positions within Merrill Lynch’s Global Commercial Real Estate Group, where he primarily focused on the distribution of commercial real estate debt including CMBS, whole-loans, B-notes and mezzanine positions. Additionally, Mr. Wessner was a member of Fitch Ratings’ CMBS group and Ernst & Young LLP’s Structured Finance Advisory practice. Mr. Wessner received a Bachelor of Arts from the University of Miami and a Master of Business Administration from the University of Florida. Mr. Wessner holds FINRA Series 7 and 63 licenses.

Portfolio Managers

Subject to the Committee’s oversight, Michael Underhill and Susan Dambekaln, who are members of the Committee, are the Fund’s portfolio managers (“Portfolio Managers”) and oversee the day-to-day investment operations of the Fund. Mr. Underhill’s and Ms. Dambekaln’s biographical information is presented above.

The SAI provides additional information about the Portfolio Manager’s compensation, other accounts managed and ownership of Fund shares.

Administrator, Transfer Agent, and Accounting Agent

Ultimus Fund Solutions, LLC (“Administrator”), located at 225 Pictoria Drive, Cincinnati, OH 45246 serves as Administrator, Transfer Agent, and Accounting Agent. For its services as Administrator, Transfer Agent, and Accounting Agent, the Fund pays Administrator the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

Custodian

UMB Bank, N.A., with its principal place of business located at 928 Grand Blvd., 10th Floor, Kansas City, Missouri 64106, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.

The Administrator is obligated to pay expenses associated with providing the services contemplated by a Fund Services Administration Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. The Transfer Agent is obligated to pay expenses associated with providing the services contemplated by a Transfer Agency Agreement, including compensation for its officers and employees providing transfer agent services to the Fund.

The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the Custodian and Transfer Agent in connection with the Fund’s dividend reinvestment plan, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) distribution and shareholder servicing fees and (xiii) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

Class A and Class C shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class. In addition, Class C shares are subject to a 0.75% distribution fee. Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares and is payable on a monthly basis.

The Investment Advisory Agreement authorizes the Adviser or its delegate to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of July 1, 2025, the name, address and percentage of ownership of each entity or person that owned of record or beneficially 25% or more of the outstanding Class C shares of the Fund are as follows:

Class A
Name and Address	Percentage Owned	Type of Ownership
National Financial Services LLC 499 WASHINGTON BLVD JERSEY CITY, NJ 07310	25.64%	Record

Class C
Name and Address	Percentage Owned	Type of Ownership
PERSHING LLC P. O. BOX 2052 JERSEY CITY, NJ 07303-9998	76.03%	Record

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined following the close of regular trading on the NYSE, generally 4:00 p.m. Eastern time, on each day the NYSE is open for trading. The Fund’s shares will be offered at NAV plus the applicable sales load, if any. The Fund’s NAV per share is calculated by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses and other liabilities of the Fund by the total number of shares outstanding. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the NAV of the shares.

The Board has adopted procedures pursuant to which the Fund will value its investments (the “Valuation Policy and Procedures”). In accordance with the Valuation Policy and Procedures, the Fund’s portfolio investments for which market quotations are readily available are valued at market value. Investments for which market quotations are not readily available or are deemed to be unreliable are valued at fair value as determined in good faith pursuant to Rule 2a-5 under the 1940 Act. As permitted by Rule 2a-5 under the 1940 Act, the Board has designated the Adviser as the Fund’s valuation designee (“Valuation Designee”) to perform fair value determinations relating to all portfolio investments. The Adviser carries out its designated responsibilities as Valuation Designee through various teams pursuant to the Valuation Policy and Procedures, which govern the Valuation Designee’s selection and application of methodologies and independent pricing services for determining and calculating the fair value of portfolio investments. The Valuation Designee will fair value portfolio investments utilizing inputs from various external and internal sources including, but not limited to, independent pricing services, dealer quotation reporting systems, independent third-party valuation firms and proprietary information. When determining the fair value of an investment, one or more fair value methodologies may be used. Fair value determinations will be based upon all available factors that the Valuation Designee deems relevant at the time of the determination. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

The valuation of the Fund’s investments is performed in accordance with Rule 2a-5 under the 1940 Act and in conjunction with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), issued by the Financial Accounting Standards Board. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Valuation Designee. Unobservable inputs reflect the Valuation Designee’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

●	Level 1: Quoted prices in active markets for identical assets or liabilities, accessible at the measurement date.

●	Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

●	Level 3: Unobservable inputs for the asset or liability.

Valuation of Public Securities

The Fund’s portfolio investments for which market quotations are readily available are valued at market value. Market value is generally determined on the basis of official exchange (e.g., NYSE or NASDAQ) closing prices or the last reported sales prices. Portfolio investments listed on more than one exchange will generally be valued at the last quoted sale price on the exchange on which the security is principally traded. Portfolio investments traded on a foreign exchange are valued as of the close of the NYSE at the closing price of such investments in their principal trading market but may be fair valued if subsequent events occurring before the computation of net asset value have materially affected the value of the securities. Trading may take place in foreign investments held by the Fund at times when the Fund is not open for business. To the extent certain of the Fund’s portfolio investments are traded in the over-the-counter market including, such investments are valued on the basis of quotations obtained from independent pricing services. If such quotations are not readily available or become unreliable, the Valuation Designee may recommend valuation through other means.

Valuation of Private Investment Funds

The sponsors or agents of the Private Investment Funds measure their investment assets at fair value and report a NAV per share no less frequently than quarterly (“Sponsor NAV”). The Private Investment Funds have generally adopted valuation practices consistent with the valuation standards and techniques established by professional industry associations that advise the institutional infrastructure investment community. Such valuation standards seek general application of U.S. Generally Accepted Accounting Principles (GAAP) fair value standards and the engagement of independent valuation advisory firms.

The valuations of the Private Investment Funds have a considerable impact on the Fund’s NAV as a significant portion of the Fund’s assets are intended to be invested in Private Investment Funds. Market and dealer quotations are generally not readily available for the Private Investment Funds in which the Fund invests, and as such, the Fund utilizes Sponsor NAVs or other valuation methodologies approved by the Fair Value Pricing Committee when determining the fair value of the Private Investment Funds. The Fund may also use a third-party valuation specialist to assist in determining fair value of the Private Investment Funds held in the Fund’s portfolio.

The Adviser and Sub-Adviser have developed a proprietary index that is intended to track the performance of the private infrastructure market, which is intended to reflect an accurate approximation of the value of the portion of the Registrant’s investment portfolio that is invested in Private Investment Funds. The proprietary index developed by the Adviser and Sub-Adviser considers several data points from third-party data providers and broad securities indices. The application of these factors results in a daily adjustment factor that is applied to the portion of the Registrant’s portfolio that is invested in Private Investment Funds and that is intended to minimize the deviation of the value of the Private Investment Funds as reflected in the books and records of the Registrant as compared to the net asset value of each such Private Investment Fund provided to the Registrant on a quarterly basis by the general partner of each Private Investment Fund.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a Portfolio Manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the Portfolio Manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific Portfolio Manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Adviser has adopted policies and procedures and has structured its Portfolio Managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis which may result in the Fund not honoring the full amount of a required minimum distribution requested by a shareholder.

Notice to Shareholders

No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Contingent Deferred Sales Charge

Selling brokers, or other financial intermediaries that have entered into selling and/or intermediary agreements with the Distributor, may receive a distribution and service fee of up to 1.00% of the purchase price of Class C shares.

Class C shareholders who tender for repurchase of such shareholder’s Class C shares such that they will have been held less than 365 days after purchase, as of the time of repurchase, will be subject to a contingent deferred sales charge of 1.00% of the original purchase price. The Fund or its designee may waive the impositions of the contingent deferred sales charge in the following situations: (1) shareholder death or (2) shareholder disability. Any such waiver does not imply that the contingent deferred sales charge will be waived at any time in the future or that such contingent deferred sales charge will be waived for any other shareholder. Class A shares are not subject to a contingent deferred sales charge. Shares acquired through the Fund’s Automatic Investment Program, reinvestment of dividends or capital gain distributions are not subject to a contingent deferred sales charge.

Repurchase Price

The repurchase price of the shares will be the NAV of the shares as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 855-9-CANTOR or visit www.cantorinfrastructurefund.com to learn the current NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY AND DIVIDEND REINVESTMENT PLAN

Quarterly Distribution Policy

The Fund’s distribution policy is to make quarterly distributions to shareholders. The distribution rate may be modified by the Board from time to time. All or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. Although such distributions are not currently taxable, such distributions will have the effect of lowering a shareholder’s tax basis in the shares which will result in a higher tax liability when the shares are sold, even if they have not increased in value, or, in fact, have lost value. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Plan.”

The quarterly distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each quarter. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Please refer to the Fund’s most recent Section 19(a) notice, available at www.cantorinfrastructurefund.com, for additional information regarding the composition of distributions. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board reserves the right to change the quarterly distribution policy from time to time.

Dividend Reinvestment Plan

The Fund will operate under a dividend reinvestment plan administered by the Transfer Agent. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment plan, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should notify the Transfer Agent in writing at Cantor Fitzgerald Infrastructure Fund, c/o Ultimus Fund Solutions, LLC, Via Regular Mail: P.O. Box 46707, Cincinnati, Ohio 45246-0707 or Via Overnight Mail: 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246. Under the dividend reinvestment plan, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment plan. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment plan, the Transfer Agent will administer the dividend reinvestment plan on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment plan.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment plan. There is no direct service charge to participants with regard to purchases under the dividend reinvestment plan; however, the Fund reserves the right to amend the dividend reinvestment plan to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment plan should be directed to the Transfer Agent at Cantor Fitzgerald Infrastructure Fund, c/o Ultimus Fund Solutions, LLC, Via Regular Mail: P.O. Box 46707, Cincinnati, Ohio 45246-0707 or Via Overnight Mail: 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246. Certain transactions can be performed by calling the toll-free number 855-9-CANTOR.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, is intended for U.S. shareholders, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state, local, or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. Shareholders will not be subject to the alternative minimum tax.

Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment plan. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Taxation of Foreign Shareholders

Because of the fact-specific impact of the applicable U.S. tax rules and their interaction with tax treaties, a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (“foreign shareholder”) as defined in the Code are urged to consult their own tax advisor regarding the U.S. federal tax consequences of the holding, sale, exchange or other disposition of the Fund’s shares. The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.

Generally, a foreign shareholder will be subject to U.S. federal income tax on distributions received from the Fund or upon dispositions of Shares if the Fund is “effectively connected” with a U.S. trade or business carried on by the foreign shareholder.

Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income may be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the foreign shareholder), which tax generally is withheld from such distributions by the Fund. All foreign shareholders should consult their tax advisors to determine the appropriate tax forms to provide to the Fund to claim a reduced rate or exemption from U.S. federal withholding taxes, and the proper completion of those forms.

Capital gain dividends and any amounts retained by the Fund that are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or applicable lower treaty rate) unless the foreign shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

Notwithstanding the foregoing, properly reported dividends generally are exempt from U.S. withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% equity holder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign shareholder will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing the correct IRS Form W-8). In the case of Fund shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. If a repurchase of a shareholder’s shares by the Fund does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Fund shares repurchased. If the repurchase qualifies as a sale or exchange, the shareholder generally will realize capital gain or loss equal to the difference between the amount received in exchange for the repurchased shares and the adjusted tax basis of those shares.

Any capital gain that a foreign shareholder realizes upon a repurchase of Fund shares or otherwise upon a sale or exchange of Fund shares will ordinarily be exempt from U.S. tax unless (i) in the case of a foreign shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) at any time during the shorter of the period during which the foreign shareholder held such Fund shares and the five-year period ending on the date of the disposition of those shares, the Fund was a “United States real property holding corporation” (as such term is defined in the Code) and the foreign shareholder actually or constructively held more than 5% of the Fund’s shares.

Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund that are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Fund shares will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations, and such taxable amounts may subject a foreign shareholder to U.S. tax filing obligations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a foreign shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption.

FATCA. Payments to a shareholder that is either a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Foreign Account Tax Compliance Act (“FATCA”) may be subject to a generally nonrefundable 30% withholding tax on: (a) income dividends paid by a Fund and (b) certain capital gain distributions and the proceeds arising from the sale of Fund shares paid by the Fund. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reports information relating to them. A Fund may disclose the information that it receives from its shareholders to the IRS,

non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of a Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on December 16, 2021. The Fund’s Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders.

The following table shows the amounts of Fund shares that have been authorized and are outstanding as of July 1, 2025:

Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Held by Fund or for its Account
Class A Shares	Unlimited	None	2,885,888.5320
Class C Shares	Unlimited	None	778,327.3320
Class I Shares	Unlimited	None	14,222,209.0330
Class S Shares	Unlimited	None	15,838,474.4170

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See “Dividend Reinvestment Plan.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares is recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

Other Classes of Shares. The Fund offers Class I shares by a different prospectus. Class I shares are subject to higher investment minimums, but are not subject to sales charges, distribution or shareholders servicing fees. Class S shares closed to new investors and to new investments by existing shareholders (with the exception of dividend and/or capital gain reinvestments and certain recurring investments such as those made pursuant to an automatic investment plan) on February 28, 2025.

ANTI-TAKEOVER AND OTHER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The 1940 Act does not provide shareholders with an affirmative right to remove a Trustee. Furthermore, the Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation.

The Declaration of Trust also includes provisions permitting a shareholder to bring a derivative action only if he or she makes a pre-suit demand upon the Board to bring the subject action, and the Board can bar such a shareholder from bringing such an action. In addition, the Declaration of Trust requires holders of more than a majority of the shares to join in any such action. Further, the Declaration of Trust requires that the shareholder making a pre-suit demand on the Board may be required to undertake to reimburse the Fund for the expense of any advisors the Board hires in its investigation of the demand in the event that the Board determines not to bring the action. However, none of these provisions regarding derivative actions applies to claims arising under federal securities laws.

Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

Ultimus Fund Distributors, LLC, located at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Distributor is an affiliate of the Administrator. The Fund’s shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into agreements with financial intermediaries for the sale and servicing of the Fund’s shares. In reliance on Rule 415, the Fund intends to offer to sell an unlimited number of its shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares and is payable on a monthly basis. Class A shares are not currently subject to a Distribution Fee.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a financial intermediaries’ registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating the financial intermediaries. The Additional Compensation may differ among financial intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the financial intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling financial intermediary may create potential conflicts of interest between an investor and its financial intermediary who is recommending the Fund over other potential investments. Additionally, the Fund may pay a servicing fee to Intermediaries for providing ongoing services in respect of shareholders of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request.

The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, perform services for the Adviser and its affiliates in the ordinary course of business.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Cantor Fitzgerald Infrastructure Fund to:

Cantor Fitzgerald Infrastructure Fund
c/o Ultimus Fund Solutions, LLC
Via Regular Mail:

P.O. Box 46707

Cincinnati, Ohio 45246-0707

Via Overnight Mail:

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash, money orders, or cashier’s checks. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.

The Transfer Agent will charge a $25.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the Transfer Agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the Transfer Agent or send a facsimile to 402-963-9094. Upon receipt of the completed account application, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 855-9-CANTOR for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds.

By Wire — Subsequent Investments

Before sending a wire, investors must contact Transfer Agent to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Online — Subsequent Investments

You can request subsequent investments to your account using the Fund’s online functionality. The money to fund the investment would be automatically drafted from your bank account by Automate Clearing House (“ACH”). Please visit the Fund’s website www.cantorinfrastructurefund.com to obtain instructions or contact the Fund at 855-9-CANTOR for more information on processing purchases by ACH.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 for regular accounts and $50 for retirement accounts on specified days of each month into your established Fund account. Please contact the Fund at 855-9-CANTOR for more information about the Fund’s Automatic Investment Plan.

By Telephone — Subsequent Investments

Investors may purchase additional shares of the Fund by calling 855-9-CANTOR. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account by ACH. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, Administrator will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call Administrator at 855-9-CANTOR for additional assistance when completing an application.

If Transfer Agent does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Purchase Terms

The minimum initial purchase by an investor is $2,500 for regular accounts and $1,000 for retirement plan accounts. The Fund reserves the right to waive investment minimums. The Fund’s shares are offered for sale through its Distributor at NAV plus the applicable sales load. The price of the shares during the Fund’s continuous offering will fluctuate over time with the NAV of the shares.

Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Class A Shares

Shares of the Fund have a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund. Investors purchasing shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, and is up to 5.75% of the offering price, as set forth in the table below. The Fund reserves the right to waive sales charges. A reallowance to participating broker-dealers will be made by the Distributor from the sales load paid by each investor. The following sales loads apply to your purchases of shares of the Fund:

Amount Purchased	Dealer Reallowance*	Dealer Manager Fee	Sales Load as % of Offering Price	Sales Load as % of Amount Invested
Under $100,000	5.00%	0.75%	5.75%	6.10%
$100,000-$249,999	4.00%	0.75%	4.75%	4.99%
$250,000-$499,999	3.00%	0.75%	3.75%	3.90%
$500,000-$999,999	2.00%	0.50%	2.50%	2.56%
$1,000,000 and Above	0.00%	0.00%	0.00%	0.00%**

*	Gross Dealer Concession paid to participating broker-dealers.
**	Selling brokers, or other financial intermediaries that have entered into selling and/or intermediary agreements with the Distributor may receive a commission of up to 1.00% of the purchase price of shares.

You may be able to buy shares without a sales charge (i.e., “load-waived”) when you are:

●	reinvesting dividends or distributions;

●	a current or former director or Trustee of the Fund;

●	an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Internal Revenue Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

●	purchasing shares through the Fund’s Adviser;

●	purchasing shares through a financial services firm that has a special arrangement with the Fund;

●	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services; or

●	exchanging an investment in an equivalent type of shares of another fund for an investment in the Fund.

In addition, concurrent purchases of shares by related accounts may be combined to determine the application of the sales load (i.e., available breakpoints or volume discounts). The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

It is the responsibility of the investor (or, if applicable, the investor’s financial intermediary) to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

●	an individual;

●	an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or

●	a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Internal Revenue Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify your broker or the Fund’s transfer agent, as applicable, or at the time of your purchase. You will need to give your broker or the Fund’s transfer agent, as applicable, your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Letter of Intent

The letter of intent allows you to count all investments within a 13-month period in shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of shares of the Fund which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of shares of other Funds you currently own acquired in exchange for shares, respectively, the Fund purchased during that period at a price including a front-end sales charge. You may combine purchases and exchanges by family members (limited to spouse and children, under the age of 21, living in the same household). You should retain information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.

Class C Shares

Class C shares are sold at the prevailing NAV per Class C share and are not subject to any upfront sales charge; however, the following are additional features that should be taken into account when purchasing Class C shares:

●	a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums);

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class C shares;

●	a Distribution Fee which will accrue at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class C shares; and

●	a contingent deferred sales charge equal to 1.00% of the original purchase price of Class C shares repurchased by the Fund for repurchases of Class C shares held less than 365 days following such shareholder’s initial purchase.

The Distributor pays 1% of the amount invested to dealers who sell Class C shares. The Adviser or an affiliate reimburses the Distributor for monies advanced to dealers. Because Class C shares of the Fund are sold at the prevailing NAV per Class C share without an upfront sales load, the entire amount of your purchase is invested immediately.

Share Class Exchanges

Upon request, the Fund may, in its discretion, permit a current Fund shareholder to exchange shares of one class of the Fund held by them to another class of Fund shares; provided, however, that such shareholder meets the requirements of the new share class or such requirements have been waived in the Adviser’s discretion.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class A and Class C shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to Class A and Class C shares, may incur expenses on an annual basis equal up to 0.25% of its average net assets attributable to Class A and Class C shares, respectively.

Distribution Plan

The Fund, with respect to its Class C shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of Class C shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.75% of average daily net assets attributable to Class C shares.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by DLA Piper LLP, 1201 West Peachtree Street, Suite 2900, Atlanta GA 30309.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 855-9-CANTOR to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd. is the independent registered public accounting firm for the Fund and will audit the Fund’s consolidated financial statements. Cohen & Company, Ltd. is located at 342 N. Water St., Suite 830, Milwaukee, WI 53202.

ADDITIONAL INFORMATION

The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-262031). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	1
Investment Objective and Policies	1
Repurchases and Transfers of Shares	12
Management of the Fund	17
Codes of Ethics	22
Proxy Voting Policies and Procedures	22
Control Persons and Principal Holders	23
Investment Advisory and Other Services	24
Portfolio Managers	25
Allocation of Brokerage	27
Tax Status	28
Other Information	32
Independent Registered Public Accounting Firm	33
Consolidated Financial Statements	33
Appendix A – Capital Innovations, LLC Proxy Voting Policies and Procedures	A-1

NOTICE OF PRIVACY POLICY & PRACTICES

Facts	What does the Cantor Fitzgerald Infrastructure Fund do with your personal information?
Why?

Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
	●	Name, address, Social Security number
	●	Proprietary information regarding your beneficiaries
	●	Information regarding your earned wages and other sources of income
When you are no longer our customer, we continue to share your information as described in this notice.
How?

All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons the Cantor Fitzgerald Infrastructure Fund chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does the Fund share?	Can you limit this sharing?
For our everyday business purposes - such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes - to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates to support everyday business functions - information about your transactions supported by law	Yes	No
For our affiliates’ everyday business purposes - information about your creditworthiness	No	We don’t share
For non-affiliates to market to you	No	We don’t share

Questions?	Call us at: 855-9-CANTOR.

Who are we
Who is providing this notice?	Cantor Fitzgerald Infrastructure Fund
What we do
How does Cantor Fitzgerald Infrastructure Fund protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.
Why does Cantor Fitzgerald Infrastructure Fund collect my personal information?	We collect your personal information, for example
	●	To know investors’ identities and thereby prevent unauthorized access to confidential information;
	●	Design and improve the products and services we offer to investors;
	●	Comply with the laws and regulations that govern us.
Why can’t I limit all sharing?	Federal law gives you the right to limit only
	●	sharing for affiliates’ everyday business purposes – information about your creditworthiness
	●	affiliates from using your information to market to you
	●	sharing for non-affiliates to market to you
State laws and individual companies may give you additional rights to limit sharing.
Definitions
Affiliates	Companies related by common ownership or control. They can be financial and non-financial companies.
	●	Cantor Fitzgerald Infrastructure Fund has affiliates.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies.
	●	Cantor Fitzgerald Infrastructure Fund does not share with nonaffiliates so they can market to you.
Joint Marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you.
	●	Cantor Fitzgerald Infrastructure Fund doesn’t jointly market.

Cantor Fitzgerald Infrastructure Fund
Class A Shares (CAFIX) and Class C Shares (CFCIX) of Beneficial Interest

August 1, 2025

Investment Adviser
Cantor Fitzgerald Investment Advisors, L.P.

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

August 1, 2025

CANTOR FITZGERALD INFRASTRUCTURE FUND

Class A Shares (CAFIX) and Class C Shares (CFCIX) of Beneficial Interest

Principal Executive Offices

110 E. 59th Street, New York, NY 10022

855-9-CANTOR

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the Class A and Class C prospectus of Cantor Fitzgerald Infrastructure Fund (the “Fund” or the “Trust”), dated August 1, 2025 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 855-9-CANTOR or by visiting www.cantorinfrastructurefund.com. Information on the website is not incorporated herein by reference. The Fund’s filings with the SEC also are available to the public on the SEC’s Internet web site at https://www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

TABLE OF CONTENTS

General Information and History	1
Investment Objective and Policies	1
Repurchases and Transfers of Shares	12
Management of the Fund	17
Codes of Ethics	22
Proxy Voting Policies and Procedures	22
Control Persons and Principal Holders	23
Investment Advisory and Other Services	24
Portfolio Managers	25
Allocation of Brokerage	27
Tax Status	28
Other Information	32
Independent Registered Public Accounting Firm	33
CONSOLIDATED Financial Statements	33
appendix A – Capital Innovations, LLC proxy voting policies and procedures	A-1

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GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on December 16, 2021. The Fund’s principal office is located at c/o Cantor Fitzgerald Investment Advisors, L.P., 110 E. 59th Street, New York, NY 10022, and its telephone number is 855-9-CANTOR. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive or conversion rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund offers multiple classes of shares, including Class A and Class C shares. Information on Class I shares and Class S shares is available in a separate Statement of Additional Information. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees’ fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Board of Trustees of the Fund (the “Board” or the “Trustees”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to generate attractive, risk-adjusted returns with an emphasis on current income.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)	Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33 1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

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(2)	Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33 1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)	Purchase securities on margin, but may sell securities short and write call options.

(4)	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

(5)	Invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry, except the infrastructure industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities, as well as to investments in investment companies that primarily invest in such securities. Under normal circumstances, the Fund invests over 25% of its assets in the securities of companies or entities in the infrastructure industry.

(6)	Purchase or sell commodities, commodity contracts, including commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)	Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this restriction shall not prevent the Fund from investing in securities of companies engaged in the real estate business or securities or other instruments backed by real estate or mortgages), or commodities or commodity contracts.

(8)	Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities.

Other Fundamental Policies

(1)	In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than for 5% of the shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

Non-Fundamental Policies

The following are additional investment limitations of the Fund and may be changed by the Board without shareholder approval.

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1. 80% Investment Policy. The Fund has adopted a policy to invest at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in securities issued by infrastructure companies, as defined in the Prospectus. Shareholders of the Fund will be provided with at least 60 days’ prior notice of any change in a Fund’s 80% policy. The notice will be provided in a separate written document containing the following, or similar, statement, in boldface type: “Important Notice Regarding Change in Investment Policy.” The statement will also appear on the envelope in which the notice is delivered, unless the notice is delivered separately from other communications to the shareholder.

If a restriction on a Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of a Fund’s investment portfolio, resulting from changes in the value of a Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Certain Portfolio Securities and Other Operating Policies

As discussed in the Prospectus, the Fund strategically invests in a portfolio of private institutional infrastructure investment funds as well as public infrastructure securities. The Fund may also invest in ETFs and other investment vehicles such as closed-end funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in infrastructure as well as other publicly traded income producing securities. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. The Fund’s investment adviser is Cantor Fitzgerald Investment Advisors, L.P. (the “Adviser”). The Adviser is responsible for allocating the Fund’s assets among various securities using its investment strategies, subject to policies adopted by the Board. Additional information regarding the types of securities and financial instruments is set forth below.

Private Investment Funds

The Fund attempts to achieve its investment objectives by allocating its capital among a select group of institutional asset managers with expertise in managing portfolios of infrastructure related securities. Private Investment Funds typically accept investments on a quarterly basis, have quarterly repurchases, and do not have a defined termination date.

In addition to diversification across asset type and geographic markets, Private Investment Funds may diversify by differing underlying economic drivers, including demand, population growth or inflation. While some institutional asset managers will seek diversification across asset types, certain Private Investment Funds may have a more specific focus and not seek such diversification, but instead utilize an investment strategy utilizing expertise within specific or multiple infrastructure categories.

The Private Investment Funds may utilize leverage, pursuant to their operative documents, as a way to seek or enhance returns. Dependent upon the investment strategy, geographic focus and/or other economic factors, each Private Investment Fund will have differing limitations on the utilization of leverage. Such limitations are Private Investment Fund specific and may apply to an overall portfolio limitation as well as a property specific limitation. The Fund will limit its borrowing and the overall leverage of its portfolio to an amount that does not exceed 33 1/3% of the Fund’s gross asset value.

Publicly Traded Securities

Direct and Indirect Common Stock. The Fund may invest in equity securities, both directly and indirectly through investments in shares of ETFs and other investment companies, American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and other types of securities and instruments described in this SAI and in the Prospectus. The equity portion of the Fund’s portfolio may include common stocks traded on domestic or foreign securities exchanges or on the over-the-counter market. In addition to common stocks, the equity portion of the Fund’s portfolio may also include preferred stocks, convertible preferred stocks, convertible bonds and other equity securities. Prices of equity securities in which the Fund may invest may fluctuate in response to many factors, including, but not limited to, the activities of the

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individual companies whose securities the Fund owns, general market and economic conditions, interest rates and specific industry changes. Such price fluctuations subject the Fund to potential losses. In addition, regardless of any one company’s particular prospects, a declining stock market may produce a decline in prices for all equity securities, which could also result in losses for the Fund. Market declines may continue for an indefinite period of time, and investors should understand that during temporary or extended bear markets, the value of equity securities will decline.

Preferred Stock. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer’s earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including, without limitation, dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock. Preferred stocks may include the obligation to pay a stated dividend. The price of preferred stocks could depend more on the size of the dividend than on the company’s performance. If a company fails to pay the dividend, its preferred stock is likely to drop in price. Changes in interest rates can also affect the price of preferred stock.

Real Estate Securities. The Fund may invest in readily marketable securities issued by companies that invest in real estate or interests therein. The Fund may also invest in readily marketable interests issued by real estate investment trusts (“REITs”). REITs are generally publicly traded on national stock exchanges and in the over-the-counter market and have varying degrees of liquidity. Investment in real estate securities are subject to risks inherent in the real estate market, including, without limitation, risks related to changes in interest rates, possible declines in the value of and demand for real estate, adverse general and local economic conditions, possible lack of availability of mortgage funds, overbuilding in a given market and environmental problems.

Asset-Backed Securities. The Fund may invest in asset-backed securities backed by loans. Typically, asset-backed securities represent undivided fractional interests in a trust whose assets consist of a pool of loans and security interests in the collateral securing the loans. Payments of principal and interest on asset-backed securities are passed through monthly to certificate holders and are usually guaranteed up to a certain amount and time period by a letter of credit issued by a financial institution. In some cases, asset-backed securities are divided into senior and subordinated classes so as to enhance the quality of the senior class. Underlying loans are subject to risks of prepayment, which may reduce the overall return to certificate holders. If the letter of credit is exhausted and the full amounts due on underlying loans are not received because of unanticipated costs, depreciation, damage or loss of the collateral securing the contracts, or other factors, certificate holders may experience delays in payment or losses on asset backed securities. The Fund may invest in other asset backed securities (e.g., equipment trust certificates), including those that may be developed in the future.

Corporate and Municipal Debt Securities. Corporate and municipal debt securities purchased by the Fund may be of any credit quality, maturity or yield. Accordingly, the Fund’s debt securities may include those rated “investment grade” by nationally recognized statistical rating organizations (“NRSROs”) or are unrated securities that the Adviser or Sub-Adviser believes are of comparable.

In addition, the Fund may invest in debt securities that are rated below investment grade (i.e., “junk bonds”) by NRSROs or are unrated securities that the Adviser or Sub-Adviser believes are of comparable quality. Below investment grade and unrated bonds are considered speculative with respect to their capacity to pay interest and repay principal in accordance with the terms of the obligation. While generally providing greater income and opportunity for gain, non-investment grade debt securities are subject to greater risks than higher-rated securities.

Companies that issue below investment grade or unrated bonds are often highly leveraged and may not have more traditional methods of financing available to them. During an economic downturn or recession, highly leveraged issuers of high-yield securities may experience financial stress and may not have sufficient revenues to meet their interest payment obligations. Economic downturns tend to disrupt the market for such bonds, lowering their values and increasing their price volatility. The risk of issuer default is higher with respect to junk bonds because such issues may be subordinated to other creditors of the issuer.

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The credit rating from an NRSRO of a junk bond does not necessarily address its market value risk, and ratings may from time to time change to reflect developments regarding the issuer’s financial condition. The lower the rating of a junk bond, the more speculative its characteristics. While the Adviser utilizes the ratings of various credit rating services as one factor in establishing creditworthiness, it relies primarily upon its own analysis of factors establishing creditworthiness.

The Fund may have difficulty selling certain junk bonds because they may have a thin trading market. The lack of a liquid secondary market may have an adverse effect on the market price and the Fund’s ability to dispose of particular issues and may also make it more difficult for the Fund to obtain accurate market quotations in valuing these assets. In the event the Fund experiences an unexpected level of net redemptions, the Fund could be forced to sell its junk bonds at an unfavorable price. Prices of junk bonds have been found to be less sensitive to fluctuations in interest rates and more sensitive to adverse economic changes and individual corporate developments than those of higher-rated debt securities.

Private Activity Bonds. Private activity bonds are generally revenue bonds payable not from general taxes, but from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, that do not generally carry the pledge of the credit of the issuing municipality. Interest paid from passive activity bonds is generally taxable as ordinary income and, if the proceeds from private activity bonds are used for the construction, repair or improvement of privately operated industrial or commercial facilities, the interest paid on such bonds may be excluded from gross income for U.S. federal income tax purposes, although current federal tax laws place substantial limitations on the size of these issues. Sizable investments in these obligations could involve an increased risk to the Fund should any of the related facilities experience financial difficulties. The obligations of issuers may become subject to laws enacted in the future by Congress, state legislatures, or local governments of referenda extending the time for payment of principal or interest, or imposing other constraints upon enforcement of such obligations or upon the ability of municipalities to levy taxes. Furthermore, as a result of legislation or other conditions, the power or ability of any issuer to pay, when due, the principal of and interest on its municipal obligations may be materially affected.

Other Investment Companies. The Fund may invest in securities of other investment companies, including ETFs. The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests, in addition to the management fees (and other expenses) paid by the Fund. The Fund’s investments in other investment companies are subject to statutory limitations prescribed by the 1940 Act, including in certain circumstances a prohibition on the Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund’s total assets in securities of any one investment company or more than 10% of its total assets in the securities of all investment companies. In addition, Section 12(d)(1)(F) of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such registered investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not, and is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1.50%. Further, the Fund may rely on Rule 12d1-3, which allows unaffiliated investment companies to exceed the 5% limitation and the 10% limitation, provided the aggregate sales loads any investor pays does not exceed the limits on sales loads established by the FINRA for funds of funds. Many ETFs, however, have obtained exemptive relief from the SEC to permit unaffiliated funds (such as the Fund) to invest in their shares beyond these statutory limits, subject to certain conditions and pursuant to contractual arrangements between the ETFs and the investing funds. The Fund may rely on these exemptive orders in investing in ETFs.

ETFs are shares of unaffiliated investment companies issuing shares which are traded like traditional equity securities on a national stock exchange. Much like an index mutual fund, an ETF represents a portfolio of securities, which is often designed to track a particular market segment or index. An investment in an ETF, like one in any investment company, carries the same risks as those of its underlying securities. An ETF may fail to accurately track the returns of the market segment or index that it is designed to track, and the price of an ETF’s shares may fluctuate or lose money. In addition, because they, unlike other investment companies, are traded on an exchange, ETFs are subject to the following risks: (i) the market price of the ETF’s shares may trade at a premium or discount to the ETF’s net asset value; (ii) an active trading market for an ETF may not develop or be maintained; and (iii) there is no assurance that the requirements of the exchange necessary to

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maintain the listing of the ETF will continue to be met or remain unchanged. In the event substantial market or other disruptions affecting ETFs should occur in the future, the liquidity and value of the Fund’s shares could also be substantially and adversely affected.

Although not a principal investment strategy, the Fund may invest up to 10% of its assets in private funds employing hedging strategies (commonly known as “hedge funds”, i.e., investment funds that would be investment companies but for the exemptions under Rule 3(c)(1) or 3(c)(7) under the 1940 Act). Among other things, the hedge funds may invest in U.S. and non-U.S. equity and debt securities and may engage in leverage, short selling and derivative transactions. Hedge funds typically offer their securities privately without registration under the Securities Act, in large minimum denominations (often at least $1 million) to a limited number of high net worth individual and institutional investors hedge funds are not registered as investment companies under the 1940 Act pursuant to an exemption from registration under the 1940 Act.

Typically, investment managers of hedge funds are compensated through asset-based fees and incentive-based allocations. The hedge funds employ a variety of “alternative” investment strategies to achieve attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns) with low correlation to the broad equity and fixed-income markets. “Alternative” investment strategies, unlike “relative return strategies,” are generally managed without reference to the performance of equity, debt and other markets. Alternative investment strategies permit the managers of hedge funds to use leveraged or short sale positions to take advantage of perceived inefficiencies in the global capital markets. Alternative investment strategies differ from the investment programs of traditional registered investment companies, such as mutual funds. “Traditional” investment companies are generally characterized by long-only investments and restricted use of leverage.

Foreign Securities

The Fund may invest, directly or indirectly, in non-U.S. infrastructure companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

Emerging Markets Securities

The Fund may invest, directly or indirectly, in issuers domiciled in emerging markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

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Additional risks of emerging markets securities may include (i) greater social, economic and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging technique, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

Money Market Instruments

The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or the Sub-Adviser deems appropriate under the circumstances. Pending allocation of the offering proceeds of this offering and thereafter, from time to time, the Fund also may invest in these instruments and other investment vehicles. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (the “FDIC”), and repurchase agreements.

Special Investment Techniques

The Fund may use a variety of special investment instruments and techniques to hedge against various risks or other factors and variables that may affect the values of the Fund’s portfolio securities. The Fund may employ different techniques over time, as new instruments and techniques are introduced or as a result of regulatory developments. Some special investment techniques that the Fund may use may be considered speculative and involve a high degree of risk, even when used for hedging purposes. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities.

Derivatives

The Fund may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Options and Futures. The Fund may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter (“OTC”) market, or they may be negotiated directly with counterparties. In cases where instruments are purchased OTC or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out a position.

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The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call options for both hedging purposes and to pursue the Fund’s investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations to avoid regulation as a commodity pool. The CFTC eliminated limitations on futures trading by certain regulated entities, including registered investment companies, and consequently registered investment companies may engage in unlimited futures transactions and options thereon provided that the investment manager to such company claims an exclusion from regulation as a commodity pool operator. If the Fund were to use derivatives subject to regulation by the CFTC in connection with its management of the Fund, the Adviser will claim such an exclusion from registration as a commodity pool operator under the Commodity Exchange Act (“CEA”). Therefore, it would not be subject to the registration and regulatory requirements of the CEA.

Successful use of futures also is subject to the Adviser’s ability to correctly predict movements in the relevant market. To the extent that a transaction is entered into for hedging purposes, successful use is also subject to the Adviser’s ability to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price.

Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the OTC market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Swap Agreements. The Fund may enter into a variety of swap agreements, including equity, interest rate, and index swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities

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representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

Government Regulation of Derivatives. It is possible that government regulation of various types of derivative instruments, including futures and swap agreements, may limit or prevent the Fund from using such instruments as a part of its investment strategy, and could ultimately prevent the Fund from being able to achieve its investment objective. It is impossible to predict fully the effects of legislation and regulation in this area, but the effects could be substantial and adverse.

The futures markets are subject to comprehensive statutes, regulations, and margin requirements. The SEC, the CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the implementation or reduction of speculative position limits, the implementation of higher margin requirements, the establishment of daily price limits and the suspension of trading.

The regulation of swaps and futures transactions in the U.S., the European Union and other jurisdictions is a rapidly changing area of law and is subject to modification by government and judicial action. There is a possibility of future regulatory changes altering, perhaps to a material extent, the nature of an investment in the Fund or the ability of the Fund to continue to implement its investment strategies.

Under recently adopted rules and regulations, transactions in some types of swaps (including interest rate swaps and credit default swaps on North American and European indices) are required to be centrally cleared, and additional types of swaps may be required to be centrally cleared in the future. In a transaction involving those swaps (“cleared derivatives”), the Fund’s counterparty is a clearing house, rather than a bank or broker. Since the Fund is not a member of a clearing house and only clearing members can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives transactions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through its accounts at clearing members. Clearing members guarantee performance of their clients’ obligations to the clearing house.

In addition, U.S. regulators, the European Union and certain other jurisdictions have adopted minimum margin and capital requirements for uncleared OTC derivatives transactions. It is expected that these regulations will have a material impact on the Fund’s use of uncleared derivatives. These rules will impose minimum margin requirements on derivatives transactions between the Fund and its swap counterparties and may increase the amount of margin the Fund is required to provide. They will impose regulatory requirements on the timing of transferring margin, which may accelerate the Fund’s current margin process. They will also effectively require changes to typical derivatives margin documentation. Such requirements could increase the amount of margin the Fund needs to provide in connection with uncleared derivatives transactions and, therefore, make such transactions more expensive.

The regulation of the derivatives markets has increased over the past several years, and additional future regulation of the derivatives markets may make derivatives more costly, may limit the availability or reduce the liquidity of derivatives or may otherwise adversely affect the value or performance of derivatives. For instance, in October 2020, the SEC adopted Rule 18f-4 under the 1940 Act providing for the regulation of a registered investment company’s use of derivatives, short sales, reverse repurchase agreements, and certain other instruments. Under Rule 18f-4, a fund’s derivatives exposure is limited through a value-at-risk test and requires the adoption and implementation of a derivatives risk management program

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for certain derivatives users. However, subject to certain conditions, funds that do not invest heavily in derivatives may be deemed limited derivatives users (as defined in Rule 18f-4) and would not be subject to the full requirements of Rule 18f-4. In connection with the adoption of Rule 18f-4, the SEC also eliminated the asset segregation and cover framework arising from prior SEC guidance for covering derivatives and certain financial instruments, as discussed herein. Rule 18f-4 could limit the Fund’s ability to engage in certain derivatives and other transactions and/or increase the costs of such transactions, which could adversely affect the value or performance of the Fund.

Short Sales

A short sale is a transaction in which a party sells a security it does not own or have the right to acquire (or that it owns but does not wish to deliver) in anticipation that the market price of that security will decline. When a party makes a short sale, the broker-dealer through which the short sale is made must borrow the security sold short and deliver it to the party purchasing the security. The party is required to make a margin deposit in connection with such short sales; the party may have to pay a fee to borrow particular securities and will often be obligated to pay over any dividends and accrued interest on borrowed securities. If the price of the security sold short increases between the time of the short sale and the time the party covers the short position, the party will incur a loss; conversely, if the price declines, the party will realize a capital gain. Any gain will be decreased, and any loss increased, by the transaction costs described above.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss. The Fund will rely on an exemption in Rule 18f-4(f) when purchasing when-issued and forward commitment securities, if certain conditions are met.

Credit Facilities

The Fund may enter into secured bank lines of credit (the “Credit Facilities”) for the purpose of investment purchases and other liquidity requirements subject to the limitations of the 1940 Act for borrowings. As collateral for the Credit Facilities, the Fund grants the Banks a first position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts.

Market Volatility

The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. The value of a security or other instrument may decline due to changes in general market conditions, economic trends or events that are not specifically related to the issuer of the security or other instrument, or factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries,

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sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates generally do not have the same impact on all types of securities and instruments.

Operational and Cybersecurity Risk

The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.

For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.

With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountant, fund administrator, transfer agent, pricing vendors and/or other third party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. The Fund also may incur substantial costs for cybersecurity risk management in order to guard against any cyber incidents in the future. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified, in large part because different unknown threats may emerge in the future. Similar types of cybersecurity risks also are present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect such a counterparty’s ability to meets it obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.

Portfolio Turnover

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. It is anticipated that the Fund’s portfolio turnover rate will ordinarily be less than 20%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the underlying funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the underlying funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. The portfolio turnover rate for the fiscal year ended March 31, 2025 was 1.00% and for the fiscal year ended March 31, 2024 was 1%.

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Non-Diversified Status

The Fund does not intend to meet the diversification requirements of the 1940 Act as in effect from time to time. Because the Fund is “non-diversified” under the 1940 Act, it is subject only to certain federal tax diversification requirements. Under federal tax laws, the Fund may, with respect to 50% of its total assets, invest up to 25% of its total assets in the securities of any issuer. With respect to the remaining 50% of the Fund’s total assets, (i) the Fund may not invest more than 5% of its total assets in the securities of any one issuer, and (ii) the Fund may not acquire more than 10% of the outstanding voting securities of any one issuer. These tests apply at the end of each quarter of the taxable year and are subject to certain conditions and limitations under the Code. These tests do not apply to investments in United States Government Securities and regulated investment companies. Because the Fund is “non-diversified,” it can invest a greater percentage of its assets in a single issuer or a group of issuers, and, as a result, may be subject to greater credit, market, and other risks than a diversified fund. The poor performance by a single issuer may have a greater impact on the performance of a non-diversified fund. A non-diversified fund’s shares tend to be more volatile than shares of a diversified fund and are more susceptible to the risks of focusing investments in a small number of issuers or industries, and the risks of a single economic, political or regulatory occurrence.

REPURCHASES AND TRANSFERS OF SHARES

Repurchase Offers

The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms

1.	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time.

2.	The repurchase offers will be made in March, June, September and December of each year.

3.	The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer no less than 21 days and more than 42 of the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day) (the “Repurchase Request Deadline”).

4.	The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the net asset value applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2.00% of the proceeds.

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Generally, the Fund does not charge a repurchase fee. The Fund may rely on Rule 23c-3 only so long as the Board satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures: All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the outstanding shares of the Fund on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification: No less than 21 days and more than 42 before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

1.	A statement that the Fund is offering to repurchase its shares from shareholders at net asset value;

2.	Any fees applicable to such repurchase, if any;

3.	The Repurchase Offer Amount;

4.	The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5.	The risk of fluctuation in net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6.	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7.	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.	The circumstances in which the Fund may suspend or postpone a repurchase offer;

9.	The net asset value of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the net asset value thereafter; and

10.	The market price, if any, of the shares on the date on which such net asset value was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

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Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of less than 100 shares and who tender all of their shares for repurchase, before prorating shares tendered by others, or

2.	Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.	If the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”);

2.	If the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3.	For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

4.	For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value: The Fund’s current NAV per share shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV need not be calculated on:

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1.	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2.	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3.	Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy: The Board may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Fund’s investment adviser, but shall continue to be responsible for monitoring the investment adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1.	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

a)	The frequency of trades and quotes for the security.

b)	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

c)	Dealer undertakings to make a market in the security.

d)	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

e)	The size of the Fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.	If market developments impair the liquidity of a security, the investment adviser should review the advisability of retaining the security in the portfolio. The investment adviser should report to the basis for its determination to retain a security at the next Board meeting.

3.	The Board shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4.	These procedures may be modified as the Board deems necessary.

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Registration Statement Disclosure: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1.	Disclosure of its fundamental policy regarding periodic repurchase offers.

2.	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

a.	the number of repurchase offers,

b.	the repurchase offer amount and the amount tendered in each repurchase offer,

c.	and the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

Advertising: The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with the Financial Industry Regulatory Authority, Inc. (“FINRA”) or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Involuntary Repurchases

The Fund may, at any time, repurchase at net asset value shares held by a shareholder, or any person acquiring shares from or through a shareholder, if: the shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; ownership of the shares by the shareholder or other person will cause the Fund to be in violation of, or require registration of the shares, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; continued ownership of the shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; the shareholder owns shares having an aggregate net asset value less than an amount determined from time to time by the Trustees; or it would be in the interests of the Fund, as determined by the Board, for the Fund to repurchase the Shares. The Adviser may tender for repurchase in connection with any repurchase offer made by the Fund Shares that it holds in its capacity as a shareholder. Any such involuntary repurchase will be made pursuant to Rule 23c-2 under the 1940 Act and the Trust’s Agreement and Declaration of Trust.

Transfers of Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with such transfer.

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MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Trust is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Trust’s By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of four individuals, one of whom is an “interested person” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Interested Trustees”) and three of whom are not deemed to be “interested persons” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Independent Trustees”). Pursuant to the Governing Documents of the Trust, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer, and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust’s purposes. The Trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure

William Ferri is the Chairman of the Board. Under the Trust’s Agreement and Declaration of Trust and By-Laws, the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. The Trust believes that its Chairman, the chair of the Audit Committee, the chair of the Nominating and Governance Committee, and, as an entity, the full Board, provide effective leadership that is in the best interests of the Trust and each shareholder.

William Ferri may be deemed to be an interested person of the Trust by virtue of his senior management role at the Adviser. The Trustees have determined that an interested Chairman is appropriate and benefits shareholders because an interested Chairman has a personal and professional stake in the quality and continuity of services provided to the Fund. The Independent Trustees exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the trustee happens to be independent or a member of management. The Independent Trustees have determined that they can act independently and effectively without having an Independent Trustee serve as Chairman and that a key structural component for assuring that they are in a position to do so is for the Independent Trustees to constitute a substantial majority of the Board. The Independent Trustees also meet quarterly in executive session without Mr. Ferri. In view of the small size of the Board, the Independent Trustees have not designated any single trustee to be the lead Independent Trustee at this time.

Board Risk Oversight

The Board has established an independent Audit Committee, an independent Nominating and Governance Committee, and an independent Valuation Committee, each with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. The Nominating and Governance Committee assists the Board in adopting fund governance practices and meeting certain “fund governance standards.” The Valuation Committee has the authority to determine the value of the Fund’s portfolio securities under the methods established by the policies and procedures of the Fund. Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

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Trustee Qualifications

Generally, the Trust believes that each Trustee is competent to serve because of their individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes, and (iv) skills. Mr. Barnard has almost a decade of experience as a Chief Financial Officer and has served as director of private funds and listed SPACs. Ms. Heine has over 20 years of experience in the fund and asset management industry. Mr. Zurita has over 30 years of experience owning, operating, acquiring, and developing commercial and residential real estate in the United States and the Caribbean. Mr. Ferri has over 25 years of experience as an executive in the asset management industry.

Each Trustee’s ability to perform his duties effectively also has been enhanced by his educational background and professional training. The Trust does not believe any one factor is determinative in assessing a Trustee’s qualifications, but that the collective experience of each Trustee makes them each highly qualified.

A list of the Trustees and executive officers of the Trust and their principal occupation and other directorships over the last five years are shown below. Unless otherwise noted, the address of each Trustee and Officer is 110 E. 59th Street, New York, NY 10022.

Name, Age and Address	Position held with Funds or Trust	Length of Time Served*	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee**	Other Directorships Held by Trustee During Past 5 Years
Independent Trustees
Douglas Barnard Year of Birth: 1960	Independent Trustee	Since 4/22	Director, Prophet Asset Management (manager of hedge funds) (2015-present); Director, CF Acquisition Corp Vl (listed SPAC) (2021-2022); CF Acquisition Corp VII (2022-present)	6	Cantor Select Portfolios Trust, for all its series (2022-present); CF Acquisition Corp VI (2021-2022); CF Acquisition Corp VII (2022-present);
Ramona Heine Year of Birth: 1977	Independent Trustee	Since 3/22	Co-Founder and Chief Executive Officer, Heine & Kim Fiduciary Partners LLC (provides independent fund director and fiduciary services to funds and asset managers) (2018-present).	6	Cantor Select Portfolios Trust, for all its series (2022-present); Coller Secondaries Private Equity Opportunities Fund (2023-present).

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Name, Age and Address	Position held with Funds or Trust	Length of Time Served*	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee**	Other Directorships Held by Trustee During Past 5 Years
Louis Zurita Year of Birth: 1960	Independent Trustee	Since 3/22	Managing member, 20095th Street, LLC (multi-family real estate investments) (2018-present); 275 Associates, LLC (real estate investments) (2013-present); Co-founder and Chief Executive Officer, Viagrupo.com (e-commerce platform) (2011-2020).	6

Cantor Select Portfolios Trust, for all its series (2022-present); ELX Future Holdings (2016-present); Remate Lince S.A.P.I. de C.V. (2017-present); CF Acquisition Corp IV (2020-present); CF Acquisition Corp V (2021-2022); Cantor Futures Exchange L.P. (2016-2021).

Interested Trustee
William Ferri Year of Birth: 1966	Trustee, Chairman, President, and Principal Executive Officer	Since 3/22	Global Head of Asset Management Cantor Fitzgerald (2022-present); Group Managing Director and UBS Asset Management Executive Committee Member, UBS (2007-2021); Head of Americas, UBS AM (2017-2021).	6	Cantor Select Portfolios Trust, for all its series (2022-present).
Other Officers
Brian Curley Year of Birth: 1970	Treasurer, Principal Financial Officer, and Principal Accounting Officer	Since 3/22	Vice President, Ultimus Fund Solutions, LLC (2020-present); Vice President, Gemini Fund Services, LLC (2015-2020), Assistant Vice President, Gemini Fund Services, LLC (2012-2014); Senior Controller of Fund Treasury, The Goldman Sachs Group, Inc. (2008-2012); Senior Associate of Fund Administration, Morgan Stanley (1999-2008).	n/a	n/a

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Name, Age and Address	Position held with Funds or Trust	Length of Time Served*	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee**	Other Directorships Held by Trustee During Past 5 Years
John Jones Year of Birth: 1966	Secretary	Since 3/22	Managing Director and General Counsel – Financial Services, the Americas, Cantor Fitzgerald (2008-present).	n/a	n/a
Cory Gossard Year of Birth: 1972	Chief Compliance Officer	Since 3/22	Director of Regulatory Compliance, PINE Advisor Solutions (2021-present); Chief Compliance Officer, SS&C ALPS (2014-2020).	n/a	n/a
Ari Buchen Year of Birth: 1988	Assistant Secretary	Since 6/24	Vice-President and Assistant General Counsel, Cantor Fitzgerald, L.P (2021-present); Associate, Pryor Cashman LLP (law firm) (2018-2021).	n/a	n/a
Christine Palermo Year of Birth: 1976	Assistant Treasurer	Since 3/22	Manager – Fund Administration, Ultimus Fund Solutions, LLC (2008-present).	n/a	n/a

*	The term of office for each Trustee and officer listed above will continue indefinitely.
**	The “Fund Complex” includes the Cantor Select Portfolios Trust.

Board Committees

The Board has established three standing committees: the Audit Committee, the Nominating and Governance Committee, and the Valuation Committee.

Audit Committee

The Board has an Audit Committee that consists of all the Independent Trustees. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Trust’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis

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a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Trust’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Trust’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. During the fiscal year ended March 31, 2025, the Audit Committee held 4 meetings.

Nominating and Governance Committee

The Board has a Nominating and Governance Committee that consists of all the Independent Trustees. The Nominating and Governance Committee assists the Board in adopting fund governance practices and meeting certain fund governance standards. The Nominating and Governance Committee operates pursuant to a Nominating and Governance Committee Charter. The Nominating and Governance Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Nominating and Governance Committee generally will consider shareholder nominees. The Nominating and Governance Committee reviews all nominations of potential trustees made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating and Governance Committee. The Nominating and Governance Committee meets to consider nominees as is necessary or appropriate. The Nominating and Governance Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. During the fiscal year ended March 31, 2025, the Nominating and Governance Committee held one (1) meeting.

Trustee Ownership

The table below shows for each Trustee, the amount of Fund equity securities beneficially owned by each Trustee, and the aggregate value of all investments in equity securities of the Fund complex, as of December 31, 2024, and stated as one of the following ranges: A = None; B = $1-$10,000; C = $10,001-$50,000; D = $50,001-$100,000; and E = over $100,000.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies*
Douglas Barnard	A	A
Ramona Heine	A	A
Louis Zurita	A	A
William Ferri	A	A

*	The “Family of Investment Companies” includes all series of Cantor Select Portfolios Trust.

Compensation

Each “non-interested” Trustee receives an annual retainer of $20,000, paid quarterly, as well as reimbursement for any reasonable expenses incurred attending the meetings. The Chair of the Audit Committee receives an additional $5,000

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annually. None of the executive officers, with the exception of the Chief Compliance Officer, receive compensation from the Fund. Certain Trustees and officers of the Fund are also officers of the Adviser and are not paid by the Fund for serving in such capacities.

The table below details the amount of compensation the Trustees earned from the Trust during the fiscal year ended March 31, 2025. The Trust does not have a bonus, profit sharing, pension or retirement plan.

Name of Trustee	Aggregate Compensation from Trust	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund Complex* Paid to Directors
Independent Trustees
Douglas Barnard	$25,000	None	None	$50,000
Ramona Heine	$20,000	None	None	$40,000
Louis Zurita	$20,000	None	None	$40,000
Interested Trustee
William Ferri	None	None	None	None

*	The “Fund Complex” includes the Cantor Select Portfolios Trust.

CODES OF ETHICS

Each of the Fund, the Adviser, the Sub-Adviser, and the Fund’s Distributor, has adopted a code of ethics (the “Code of Ethics”) under Rule 17j-1 of the 1940 Act. Rule 17j-1 and the Codes of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel in their personal accounts. The Codes of Ethics permit covered personnel, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Covered personnel may engage in personal securities transactions, subject to certain restrictions, and are required to report their personal securities transactions for monitoring purposes. The Codes of Ethics for the Adviser and the Sub-Adviser are included as exhibits to the registration statement of which the Statement of Additional Information is incorporated. In addition, the Codes of Ethics of the Adviser and the Sub-Adviser are available on the EDGAR database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of the Code of Ethics of the Adviser and Sub-Adviser, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Proxy Policies”) on behalf of the Trust, which delegate the responsibility for voting proxies to the Adviser, subject to the Board’s continuing oversight. The Adviser has delegated voting authority to the Sub-Adviser for securities held by the Fund. The Proxy Policies require that the Sub-Adviser vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Proxy Policies also require the Sub-Adviser to present to the Board, at least annually, the proxy voting policies of the Sub-Adviser and a record of each proxy voted by the Sub-Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Sub-Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser or the Sub-Adviser, any affiliated person(s) of the Adviser or the Sub-Adviser, the Distributor or any affiliated person of the Distributor, or any affiliated person of the Trust and the Fund’s or its shareholder’s interests, the Sub-Advisers will resolve the conflict by voting in

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accordance with the policy guidelines or at the Trust’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the designated party will abstain from voting. Copies of the Sub-Adviser’s proxy voting policies is attached hereto as Appendix A.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 855-9-CANTOR or on the Fund’s website at www.cantorinfrastructurefund.com; and (2) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at 855-9-CANTOR and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of July 1, 2025, none of the Trustees and officers owned shares of the Fund. As of July 1, 2025, the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding Class A shares and Class C shares of the Fund are as follows:

Class A
Name and Address	Percentage Owned	Type of Ownership
CHARLES SCHWAB & CO INC/SPECIAL CUSTODY A/C FBO CUSTOMERS ATTN MUTUAL FUNDS 211 MAIN ST SAN FRANCISCO, CA 94105	24.29%	Record
National Financial Services LLC 499 WASHINGTON BLVD JERSEY CITY, NJ 07310	25.64%	Record
PERSHING LLC P. O. BOX 2052 JERSEY CITY, NJ 07303-9998	17.90%	Record
AXOS CLEARING LLC/A/C 5717-6354 15950 WEST DODGE RD, SUITE 300 OMAHA, NE 68118	6.22%	Record

Class C
Name and Address	Percentage Owned	Type of Ownership
PERSHING LLC P. O. BOX 2052 JERSEY CITY, NJ 07303-9998	76.03%	Record
National Financial Services LLC 499 WASHINGTON BLVD JERSEY CITY, NJ 07310	11.98%	Record

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INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Cantor Fitzgerald Investment Advisors, L.P., located at 110 E. 59th Street, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company that was formed in 2010 and commenced operations in 2011. The Adviser is a wholly owned subsidiary of Cantor Fitzgerald, L.P.

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, will determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.50% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including all organizational and offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.50% and 3.25% per annum of the Fund’s average daily net assets attributable to Class A and Class C shares, respectively (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The following amounts are subject to recapture by the Adviser: $412,047 until March 31, 2026, and $343,574 until March 31, 2027. The Expense Limitation Agreement will remain in effect, at least until July 31, 2026, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days written notice to the Adviser. After July 31, 2026, the Expense Limitation Agreement may be renewed at the Adviser’s discretion.

During the fiscal years ended March 31, the Fund paid the following investment management fees:

	2023	2024	2025
Fees Paid	$79,830	$475,479	$3,151,493
Fees Recaptured from Previously Waived Fees or Reimbursed Expenses	$0	$0	$318,717
Fees Waived and Expenses Reimbursed	$457,504	$564,033	$899,053

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The Sub-Adviser

The Adviser has engaged Capital Innovations, LLC (the “Sub-Adviser”), a registered investment adviser under the Advisers Act, to provide ongoing research, recommendations, and day-to-day portfolio management with respect to the Fund’s investment portfolio.

Sub-advisory services are provided to the Fund pursuant to an agreement between the Adviser and the Sub-Adviser. Under the terms of the sub-advisory agreement, the Adviser compensates the Sub-Adviser based on a portion of the Fund’s average daily net assets that have been allocated to the Sub-Adviser to manage. Fees paid to the Sub-Adviser are not an expense of the Fund. Pursuant to the Sub-Advisory Agreement, the Adviser pays the Sub-Adviser a monthly management fee computed at the annual rate of 0.35% of the Fund’s daily net assets.

During the fiscal years ended March 31, the Adviser paid the Sub-Adviser the following Sub-Advisory fees:

	2023	2024	2025
Fees Paid	$8,005.52	$46,485.42	$247,267.91

Conflicts of Interest

The Adviser and Sub-Adviser may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser, Sub-Adviser, and the investment professionals, who on behalf of the Adviser or Sub-Adviser, provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate. Set out below are practices that the Adviser and Sub-Adviser follow.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser and Sub-Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser or Sub-Adviser, or by the Adviser or Sub-Adviser for the Adviser Accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

PORTFOLIO MANAGERS

Michael D. Underhill, Chief Executive Officer and Chief Investment Officer, Capital Innovations. Mr. Underhill began working in the investment industry in 1989. In 2007, he co-founded the Sub-Adviser as a research-intensive asset management firm that focuses on innovative Infrastructure and Real Asset investment products across private markets and publicly traded securities. Prior to founding the Sub-Adviser, he held executive positions at Alliance Bernstein, INVESCO, Janus Capital and Federated Investors. Mr. Underhill started his career at Lehman Brothers as a quantitative analyst utilizing his statistical econometric background to construct financial models. Michael graduated from Pennsylvania State University with a B.S. in Economics with a curricular emphasis in statistical econometrics. In addition, he has completed post-graduate coursework from Pepperdine University, Stanford Law School and Mercosur Economic program at the Universidad Del

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Salvador in Buenos Aires Argentina. He is editor of the best-selling “The Handbook of Infrastructure Investing” (Wiley 2010) and a contributing author to the CFA Institute.

Susan L. Dambekaln, President and Chief Operating Officer, Capital Innovations. Ms. Dambekaln began working in the investment industry in 1992. She co-founded the Sub-Adviser in 2007, and is the majority owner. Ms. Dambekaln is responsible for executive management of the firm, portfolio and asset management, due diligence, valuation, risk management, performance attribution, trading strategies and is tasked with managing longer term capital allocation. Ms. Dambekaln was previously employed at Strong Capital Management and State Street Global Advisors. She also has spent a portion of her career in investment accounting, taxation and investment administration with HR Block and Edward Jones. Ms. Dambekaln received her B.S. from the University of Wisconsin (Honors) and has completed graduate coursework from the University of Wisconsin.

Mr. Underhill and Ms. Dambekaln each receives a fixed salary, retirement plan benefits, and distributions, if any, through ownership shares in the Sub-Adviser. Mr. Underhill and Ms. Dambekaln are also entitled to receive a discretionary bonus, based upon, among other things, the performance of the Sub-Adviser.

As of March 31, 2025, Mr. Underhill and Ms. Dambekaln were responsible for the management of the following types of accounts in addition to the Fund:

Mr. Underhill

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee
Registered Investment Companies	1	$442,749,360	0	$0
Other Pooled Investment Vehicles	0	0	0	$0
Other Accounts	10	$19,141,934	0	$0

Ms. Dambekaln

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee
Registered Investment Companies	1	$442,749,360	0	$0
Other Pooled Investment Vehicles	0	0	0	$0
Other Accounts	10	$19,141,934	0	$0

Because the Portfolio Managers may manage assets for other registered investment companies (“Client Accounts”) or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, affiliates of the Sub-Adviser may, directly or indirectly, receive fees from Client Accounts that are higher than the fee the Sub-Adviser receives from the Adviser. In those instances, a portfolio manager may have an incentive to favor the Client Accounts over the Fund. Notwithstanding the difference in principal investment strategies between the Fund and the Client Accounts, the Sub-Adviser has various policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

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As of March 31, 2025, Mr. Underhill and Ms. Dambekaln owned the following amounts in the Fund:

Portfolio Manager	Dollar Range of Equity Securities Owned
Michael Underhill	$100,001-$500,000
Susan Dambekaln	None

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by either (i) the Portfolio Managers who are employees of the Sub-Adviser or (ii) members of the Investment Committee who are employees of the Adviser. Both the Adviser and the Sub-Adviser are authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund and the Adviser or the Sub-Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as either the Adviser or the Sub-Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, both the Adviser and the Sub-Adviser will take the following into consideration: execution capability, trading expertise, accuracy of execution, commission rates, reputation and integrity, fairness in resolving disputes, financial responsibility and responsiveness.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if either the Adviser or the Sub-Adviser, as applicable, determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, either the Adviser or the Sub-Adviser, as applicable, may select brokers or dealers who also provide brokerage, research and other services to other accounts over which either the Adviser or the Sub-Adviser, as applicable, exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

During the fiscal years ended March 31, the Fund paid brokerage commissions as follows:

	2023	2024	2025
Brokerage Commissions Paid	$6,426.28	$12,188.77	$60,106.55

Affiliated Party Brokerage

The Adviser and its affiliates, as well as the Sub-Advisers and their affiliates, will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Adviser, as well as the Sub-Adviser, places its trades under a policy adopted by the Trustees pursuant to Section 17(e) and Rule 17e-1 under the 1940 Act that places limitations on the securities transactions effected through the Distributor. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified. During the fiscal years ended March 31, 2023, 2024, and 2025, the Fund did not pay any affiliate party brokerage commissions.

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TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to qualify as regulated investment company under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and, therefore, should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made monthly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund’s ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

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The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Taxation of Foreign Shareholders

Because of the fact-specific impact of the applicable U.S. tax rules and their interaction with tax treaties, a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (“foreign shareholder”) as defined in the Code are urged to consult their own tax advisor regarding the U.S. federal tax consequences of the holding, sale, exchange or other disposition of the Fund’s shares. The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.

Generally, a foreign shareholder will be subject to U.S. federal income tax on distributions received from the Fund or upon dispositions of Shares if the Fund is “effectively connected” with a U.S. trade or business carried on by the foreign shareholder.

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Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income may be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the foreign shareholder), which tax generally is withheld from such distributions by the Fund. All foreign shareholders should consult their tax advisors to determine the appropriate tax forms to provide to the Fund to claim a reduced rate or exemption from U.S. federal withholding taxes, and the proper completion of those forms.

Capital gain dividends and any amounts retained by the Fund that are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or applicable lower treaty rate) unless the foreign shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

Notwithstanding the foregoing, properly reported dividends generally are exempt from U.S. withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% equity holder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign shareholder will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing the correct IRS Form W-8). In the case of Fund shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. If a repurchase of a shareholder’s shares by the Fund does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Fund shares repurchased. If the repurchase qualifies as a sale or exchange, the shareholder generally will realize capital gain or loss equal to the difference between the amount received in exchange for the repurchased shares and the adjusted tax basis of those shares.

Any capital gain that a foreign shareholder realizes upon a repurchase of Fund shares or otherwise upon a sale or exchange of Fund shares will ordinarily be exempt from U.S. tax unless (i) in the case of a foreign shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) at any time during the shorter of the period during which the foreign shareholder held such Fund shares and the five-year period ending on the date of the disposition of those shares, the Fund was a “United States real property holding corporation” (as such term is defined in the Code) and the foreign shareholder actually or constructively held more than 5% of the Fund’s shares.

Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund that are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Fund shares will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations, and such taxable amounts may subject a foreign shareholder to U.S. tax filing obligations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a foreign shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption.

FATCA. Payments to a shareholder that is either a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Foreign Account Tax Compliance Act (“FATCA”) may be subject to a generally nonrefundable 30% withholding tax on: (a) income dividends paid by a Fund and (b) certain capital gain distributions and

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the proceeds arising from the sale of Fund shares paid by the Fund. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reports information relating to them. A Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of a Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

Original Issue Discount and Pay-In-Kind Securities

Current federal tax law requires the holder of a U.S. Treasury or other fixed-income zero coupon security to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay-in-kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities (including certain pay-in-kind securities) may be treated as a dividend for U.S. federal income tax purposes.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.

Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.

A fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount, which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund’s shares.

A brief explanation of the form and character of the distribution accompany each distribution. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions.

Shareholders should consult their tax advisers about the application of federal, state and local and foreign tax law in light of their particular situation.

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OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class A and Class C shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to Class A and Class C shares, may incur expenses on an annual basis equal up to 0.25% of its average net assets attributable to Class A and Class C shares.

The following table details payments made under the Shareholder Services Plan.

Fiscal Year Ended March 31, 2025
Class A	$55,595
Class C	$12,639

Administrator, Transfer Agent, and Accounting Agent

Ultimus Fund Solutions, LLC (“Administrator”), located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, provides administration, fund accounting and transfer agency services to the Fund and supplies certain officers to the Fund pursuant to a fund services agreement between the Administrator and the Fund. For its services as administrator, transfer agent, and accounting agent, the Fund pays Administrator the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

The Fund paid administration fees to the Administrator for the fiscal years ended March 31 as follows:

	2023	2024	2025
Administration Fees	$65,664	$123,822	$105,969

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Distributor

Ultimus Fund Distributors, LLC, located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best-efforts basis, subject to various conditions. The Distributor may retain additional broker-dealers and other financial intermediaries (each a “Selling Agent”) to assist in the distribution of Shares and Shares are available for purchase through these Selling Agents or directly through the Distributor. Generally, Shares are only offered to investors that are U.S. persons for U.S. federal income tax purposes.

During the fiscal year ended March 31, the Fund’s distributor received the underwriting fees and other compensation listed below.

	2023	2024	2025
Net Underwriting Discounts and Commissions	$16,744	$42,053	$68,649
Compensation on Redemptions and Repurchases	$0	$0	$0
Brokerage Commissions	$0	$0	$0
Other Compensation	$0	$0	$0

Legal Counsel

DLA Piper LLP, 1201 West Peachtree Street, Suite 2900, Atlanta GA 30309, acts as legal counsel to the Fund.

Custodian

UMB Bank, N.A. (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian is located at 928 Grand Blvd., 10th Floor, Kansas City, Missouri 64106.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd. is the independent registered public accounting firm for the Fund and will audit the Fund’s consolidated financial statements. Cohen & Company, Ltd. is located at 342 N. Water St., Suite 830, Milwaukee, WI 53202.

FINANCIAL STATEMENTS

The consolidated financial statements for the Fund’s fiscal period ended March 31, 2025 contained in the Fund’s annual report dated March 31, 2025 are incorporated by reference to this SAI. You may request a copy of the Fund’s annual and semi-annual reports at no charge by calling the Fund at 855-9-CANTOR or by visiting www.cantorinfrastructurefund.com.

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APPENDIX A

CAPITAL INNOVATIONS, LLC

PROXY VOTING POLICIES AND PROCEDURES

Proxy Voting

Pursuant to the adoption by the Securities and Exchange Commission of Rule 206(4)-6 under the Investment Advisers Act of 1940 (the “Act”), it is a fraudulent, deceptive, or manipulative act, practice or course of business, within the meaning of Section 206(4) of the Act, for an investment adviser to exercise voting authority with respect to client securities, unless (1) the adviser has adopted and implemented written policies and procedures that are reasonably designed to ensure that the adviser votes proxies in the best interest of its clients, (2) the adviser describes its proxy voting procedures to its clients and provides copies on request, and (3) the adviser discloses the clients how they may obtain information on how the adviser voted their proxies. In order to fulfill its responsibilities under the Act, Capital Innovations, LLC (“CI”) has adopted the following policies and procedures for proxy voting with regard to companies in our client’s investment portfolios.

Decision Methods

As a registered investment adviser, CI has a fiduciary duty to act solely in the best interest of its clients. This duty requires CI to vote proxies in a timely manner and make voting decisions that are in the best interests of its clients. All proxies received by CI are voted in accordance with these procedures and are intended to comply with Rule 206(4)-6 of the Act. This policy applies only to those CI clients who in their investment advisory contract have chosen to have us vote their proxies. A client can change their proxy-voting decision at any time.

In general, CI votes proxies in a manner designed to maximize the value of a client’s investment. With respect to each proxy proposal, CI will consider the period of time that the particular security is expected to be held for an account, the size of the holding, the costs involved with the proxy proposal, the existing corporate governance structure, and the current management and operations for the particular company. As corporate governance standards, disclosure requirements and voting mechanics vary greatly among markets, especially in foreign markets, there may be instances in which CI elects not to vote.

Typically, CI votes proxies in accordance with management’s recommendations. However, in situations where CI believes that management is acting on its own behalf or acting in a manner that is adverse to the rights of the company’s shareholders, CI will not vote with management. Subject to the oversight of its Investment Policy Committee, CI designates a proxy administrator responsible for monitoring and voting proxies directly with the appropriate company. The proxy administrator reviews proxy proposals and provides all relevant information to Capital Innovations for determining how Capital Innovations will vote a particular proxy.

Conflict of Interest

For each proxy, CI also considers whether there are any specific facts and circumstances that may give rise to a material conflict of interest on the part of CI in voting the proxy. If it is determined that a material conflict of interest may exist, the proxy will be referred to our Investment Policy Committee to decide if CI may vote the proxy or if the proxy should be forwarded to the client to vote. All instances where CI determines a material conflict of interest may exist are resolved in the best interest of the applicable client.

A-1

PROSPECTUS August 1, 2025

Cantor Fitzgerald Infrastructure Fund

Class I Shares (CFIIX) of Beneficial Interest

$1,000,000 minimum purchase

Class S Shares (CFISX)

$10,000,000 minimum purchase

Cantor Fitzgerald Infrastructure Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund.

This prospectus provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s Class I and Class S Statement of Additional Information (“SAI”) dated August 1, 2025, has been filed with the U.S. Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at Cantor Fitzgerald Infrastructure Fund, c/o Ultimus Fund Solutions, LLC, Via Regular Mail: P.O. Box 46707, Cincinnati, Ohio 45246-0707 or Via Overnight Mail: 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, by calling toll-free 855-9-CANTOR, or by visiting www.cantorinfrastructurefund.com. The table of contents of the SAI appears on page 39 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports, when available, and other information about the Fund or make shareholder inquiries by calling 855-9-CANTOR or by visiting www.cantorinfrastructurefund.com. The SAI, material incorporated by reference, and other information about the Fund, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objective. The Fund’s investment objective is to maximize total return, with an emphasis on current income.

Summary of Investment Strategy. The Fund pursues its investment objective by strategically investing in a portfolio of private institutional infrastructure investment funds as well as public infrastructure securities.

Risks. Investing in the Fund involves a high degree of risk. In particular:

●	The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.

●	The Fund will ordinarily declare and pay distributions from its net investment income, if any, once a quarter, and net realized capital gains annually; however, the amount of distributions that the Fund may pay, if any, is uncertain.

●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as a return of capital and borrowings.

The Adviser and the Sub-Adviser. The Fund’s investment adviser is Cantor Fitzgerald Investment Advisors, L.P. (the “Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and a wholly owned subsidiary of Cantor Fitzgerald, L.P. (“Cantor”). Founded in 1945, Cantor is a leading global financial services and real assets investment firm with over 14,000 employees in over 160 offices in 22 countries. Cantor has an investment grade credit rating. Cantor Fitzgerald & Co., a wholly owned subsidiary of Cantor, serves more than 7,000 institutional clients around the world, recognized for its strengths in fixed income and equity capital markets, investment banking, prime brokerage, commercial real estate, energy, and infrastructure. Cantor Fitzgerald & Co. is also one of the 24 primary dealers authorized to transact business with the Federal Reserve Bank of New York.

The Adviser has engaged Capital Innovations, LLC (the “Sub-Adviser”), a registered investment adviser under the Advisers Act, to provide ongoing research, recommendations, and portfolio management regarding the Fund’s investment portfolio. The Sub-Adviser is a privately-held, alternative investment asset manager strategically positioned to advise investors. Founded in 2007, the Sub-Adviser has advised, managed, or co-sponsored investment programs since its inception. The Sub-Adviser is a boutique investment organization specializing in infrastructure, real estate, and natural resources with a focus on building Megatrend-driven portfolios based on profitability and strong growth. The Sub-Adviser’s senior executives possess over 100 years of collective investment experience throughout multiple market cycles overseeing capital for institutional investors, sophisticated high net worth individuals, and fund management companies. The Sub-Adviser’s alternative investment solutions include actively-managed listed real assets strategies and private markets real asset strategies. The Sub-Adviser manages a suite of carefully curated, institutional quality real asset investment solutions through a community of partners, including independent and insurance broker-dealers, wirehouses, registered investment advisory firms, and the financial advisors who work with these enterprises.

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund, including Class I and Class S shares. Class S shares closed to new investors and to new investments by existing shareholders (with the exception of dividend and/or capital gain reinvestments and certain recurring investments such as those made pursuant to an automatic investment plan) on February 28, 2025. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its distributor, under the terms of this prospectus, an unlimited number of Class I and Class S shares of beneficial interest, at net asset value. Class I and Class S shares are not subject to sales loads. The Fund offers Class A shares and Class C shares by a different prospectus. The minimum initial investment by a shareholder in Class I shares is $1,000,000. Subsequent investments in Class I shares may be made with at least $100. The Fund reserves the right to waive investment minimums. The Fund’s shares are offered through Ultimus Fund Distributors, LLC (the “Distributor”), as the distributor. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. As of June 30, 2025, the Fund’s net asset value per share was $13.42 for Class I shares and $13.64 for Class S shares. As of June 30, 2025, there were 14,102,224.25 Class I shares outstanding and 15,790,186.83 Class S shares outstanding. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust or similar account. During the continuous offering, shares will be sold at the net asset value of the Fund next determined plus any applicable sales load. See “Plan of Distribution.”

Share Class	Offering Price	Maximum Sales Load	Proceeds to the Fund
Class I	Current NAV	None	$ amount invested at current NAV

The shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s shares, liquidity for the Fund’s shares will be provided only through quarterly repurchase offers for no less than 5% of Fund’s shares at net asset value, and there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Risk Factors” beginning on page 21 of this prospectus.

Investment Adviser

Cantor Fitzgerald Investment Advisors, L.P.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

The Fund

Cantor Fitzgerald Infrastructure Fund is a continuously offered, non-diversified, closed-end management investment company. The Fund is an interval fund that will provide limited liquidity by offering to make quarterly repurchases of shares at net asset value (“NAV”), which will be calculated on a daily basis. See “Quarterly Repurchases of Shares,” and “Determination of Net Asset Value.”

Investment Objective

The Fund’s investment objective is to maximize total return, with an emphasis on current income.

Investment Strategy

The Fund pursues its investment objective by strategically investing in a portfolio of private institutional infrastructure investment funds (“Private Investment Funds”) as well as public infrastructure securities. Under normal circumstances, the Fund intends to invest at least 80% of its assets (net assets plus borrowings for investment purposes) in securities issued by infrastructure companies, including Private Investment Funds, secondary interests and co-investments, and public infrastructure securities. The Fund may also invest in ETFs and other investment vehicles such as closed-end funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in infrastructure (collectively, “Other Investment Vehicles” and together with Private Investment Funds, the “Underlying Funds” and each an “Underlying Fund”), as well as other publicly traded income producing securities. The Fund may also invest in investment-grade debt securities of infrastructure companies. The Fund expects to invest in both domestic and foreign (including emerging markets) securities. Potential investments include all types of equities including American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) of global infrastructure securities trading on U.S. and global exchanges and marketplaces. In addition, the Fund may invest in real estate investment trusts (“REITs”) that invest in infrastructure related assets. The Fund’s 80% investment policy is not fundamental and may be changed without shareholder approval by a vote of the Board. Shareholders will receive 60 days’ prior written notice before a change to the Fund’s 80% investment policy takes effect. The SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

With respect to recommending to the investment committee (the “Investment Committee”) the Private Investment Funds in which the Fund invests, the Adviser and Sub-Adviser consider various inputs, including quantitative and qualitative assessment of the management team and its track record, asset evaluation and structure, and other information that is typically not available to an individual investor. The Sub-Adviser provides ongoing research, opinions and recommendations to the portion of the Fund’s investment portfolio that is allocated to Private Investment Funds. Under normal circumstances, the portion of the Fund’s investment portfolio that is allocated to securities of Private Investment Funds will likely comprise between 50% and 95% of the Fund’s portfolio. Within the allocation targets set by the Adviser from time to time, the Sub-Adviser also manages the portion of the Fund’s investment portfolio that is allocated to publicly traded securities, such as common stocks, preferred stocks, and debt securities of issuers that are principally engaged in or related to the infrastructure industry. Under normal circumstances, such securities will likely comprise between 5% and 50% of the Fund’s portfolio. The public securities allocation is expected to be diversified across a number of positions (20-60 under normal circumstances).

The Fund defines an infrastructure company as a company that derives at least 50% of its revenues or profits from, or devotes at least 50% of its assets to, the ownership, management, development, construction, renovation, enhancement, or operation of infrastructure assets or the provision of services to companies engaged in such activities. Infrastructure assets may include, among other asset types, regulated assets (such as electricity generation, transmission and distribution facilities, gas transportation and distribution systems, water distribution, and waste water collection and processing facilities), transportation assets (such as toll roads, airports, seaports, railway lines, intermodal facilities, aircraft, and ships), power generation (natural gas, nuclear, wind, solar and hydro power) and communications assets (including broadcast and wireless towers, fiber, data centers, distributed network systems and satellite networks). These assets share certain investment features that may be attractive as part of a diversified portfolio, including some or all of the following:

●	Provision for essential services with few substitutes that generally serve as the backbone for local, regional, and national economic and social activity.

●	Stable and predictable income and cash flow that are often inflation-linked with low return correlations to traditional asset classes.

●	Inelastic demand with strong pricing power for their use as essential assets for a functioning society.

●	Limited operating risk.

●	High operating margins and predictable maintenance capital requirements.

●	Strong competitive advantages characteristics with high barriers to entry.

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In many cases, the rates, or the fees charged to end users, that are charged by infrastructure assets are determined by regulators, concession agreements with governments, and long-term contracts. Owners of such assets in many cases have the ability to increase such rates or fees at some level linked to inflation or economic growth.

The Fund will use a multi-step investment process that combines top-down geographic region and infrastructure sector allocations with bottom-up security selection focused within the megatrends.

The Fund intends to focus on three infrastructure megatrends: (i) digital transformation, (ii) energy transition and expansion, and (iii) enhancement of aging infrastructure assets (the “Megatrends”).

Digital Transformation: Investments in the securities of companies that are within the communications infrastructure sector, including companies that own, operate, and develop cellular tower, fiber network, satellite and data center assets.

Energy Transition and Expansion: Investments in the securities of companies that intend to enable the transition to cleaner energy sources and electrification through investment in the assets (generation, transmission, network grid, storage, smart meters, battery charging stations, among other assets) and/or growing the energy infrastructure to ensure it can meet increasing demands.

Enhancement of Aging Infrastructure Assets: Investments in the securities of companies that are within the midstream energy, water utilities, gas utilities and transportation infrastructure sectors that may benefit from increased investment to repair and enhance existing assets.

By investing in the Fund, the Adviser expects that shareholders may realize (either directly or indirectly) the following potential benefits:

●	Access to Institutional Managers and Funds — Many of the Private Investment Funds in which the Fund seeks to invest are intended for large, institutional investors and have large minimum investment sizes, often exceeding $10 million, and other investor criteria that might otherwise limit their availability to individual, non-institutional investors. Thus, the Fund provides investors exposure to such Private Investment Funds managed by leading institutional investment managers that may not be otherwise available to individuals and many small to mid-sized institutional investors.

●	Co-Investment Opportunities — “Co-investments” refers to opportunities to invest on a side-by-side basis with third-party managers directly into individual infrastructure projects or companies, as opposed to investing indirectly through Private Investment Funds or publicly traded securities. The Fund provides investors access to co-investments with attractive economics due to the size and scale of relationships the Sub-Adviser, Adviser, and the Fund have with many leading institutional managers.

●	Multi-Strategy, Multi-Manager Investment Strategy — Given the investment strategy of the Fund, investors are able to gain exposure to different strategies, managers, vintages, and infrastructure sectors by making a single investment in the Fund, whereas due to the large minimums of many of the Private Investment Funds in which the Fund seeks to invest, such a strategy may not otherwise be feasible for individual investors and many small to mid-sized institutional investors.

●	Advantageous Investment Terms — By taking advantage of volume and other discounts that typically are not available to individual investors and many small to mid-sized institutional investors, the Fund may be able to provide certain economies of scale to investors through a reduction in the fees charged by the Private Investment Funds in which the Fund seeks to invest and which may not otherwise be permitted or available to individual investors and many small to mid-sized institutional investors.

●	Customized Public Market Strategy in line with Fund Objectives — The Sub Adviser has managed a global infrastructure separate account strategy focused on maximizing return while providing current income since February 2011. The Fund provides access to the Sub Adviser’s proprietary investment process, which typically is reserved for institutional investors and seeks to identify infrastructure securities that are undervalued relative to their peers.

Subsidiaries

Certain investments of the Fund will be held in single-asset subsidiaries controlled by the Fund (the “Single-Asset Subsidiaries”). In addition, the Fund may engage in bank borrowings through a wholly-owned and controlled domestic subsidiary (the “Financing Subsidiary”; together with the Single-Asset Subsidiaries, the “Subsidiaries”), which may act as the borrower of one or more revolving credit facilities. The Subsidiaries are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiaries are the principal investment strategies and principal investment risks of the Fund as reflected in this Prospectus. The financial statements of the Subsidiaries are consolidated with those of the Fund.

The Fund aggregates direct investments with investments held by its wholly-owned and controlled Subsidiaries in constructing the Fund’s portfolio and for purposes of the Fund’s investment policies.

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Leverage and Credit Facilities

The Fund and/or its Financing Subsidiary may utilize leverage, including borrowing from banks in an amount of up to 33 1/3% of the Fund’s consolidated assets (defined as net assets plus borrowing for investment purposes). The Fund and its Financing Subsidiary are authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with liquidity. The Financing Subsidiary may enter into one or more revolving credit facilities (“Credit Facilities”) on behalf of the Fund for the purpose of investment purchases and other liquidity requirements, subject to the limitations of the 1940 Act (as defined below) for borrowings. The Credit Facilities will be secured by all of the assets held by the Financing Subsidiary.

The SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

Investment Adviser

The Adviser was formed in 2010, commenced operations in 2011, and is registered as an investment adviser with the SEC pursuant to the provisions of the Advisers Act. The Adviser is wholly owned subsidiary of Cantor.

With respect to the management of the Fund, the Adviser principally will oversee the investment and reinvestment of the net assets of the Fund by the Sub-Adviser. In addition, in consultation with the Sub-Adviser, the Adviser will set allocation targets for the Fund between public and private securities and, through its representation on the Investment Committee, will consider the investment in Private Investment Funds recommended by the Sub-Adviser. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers.

Founded in 1945, Cantor is a global, diversified organization specializing in financial services, investment banking and real assets for institutional and high net worth clients operating in the financial, healthcare, power, energy, infrastructure, and real estate industries. For 80 years, Cantor has pioneered new markets and provided superior service to investors while successfully building a well-capitalized company across multiple business lines with numerous market-leading financial services, infrastructure, energy and real estate products. The firm is controlled by Howard W. Lutnick. As one of the few remaining private partnerships on Wall Street, Cantor has the distinct advantage of being able to focus on long-term value creation while aligning its interests with investors. As of December 31, 2024, Cantor and its subsidiaries and affiliates had over 14,000 employees operating in most major financial centers throughout the world with 160 offices across 22 countries.

The Adviser is a division of Cantor Fitzgerald Asset Management (“CFAM”). CFAM consists of over 100 individuals and manages approximately $15 billion in assets across over 60 investment strategies. CFAM provides private market and traditional investment solutions to investors in global fixed income, equity, and real assets markets through the use of mutual funds, interval funds, exchange traded funds, separately managed accounts, non-traded REITs, Delaware Statutory Trusts (“DSTs”), opportunity zone funds and other private investment vehicles. As of December 31, 2024, CFAM and its affiliates provide investment management on $5.6 billion of real assets and private markets strategies and $9.2 billion of traditional market strategies. CFAM’s traditional strategies are offered through CFIA, Cantor Ireland, and a majority and controlling ownership stake in Smith Group Asset Management, LLC.

Sub-Adviser

The Adviser has engaged Capital Innovations, LLC (the “Sub-Adviser”), a registered investment adviser under the Advisers Act, to provide ongoing research, recommendations, and day-to-day portfolio management with respect to the Fund’s investment portfolio.

The Sub-Adviser was founded in 2007 and is registered as an investment adviser with the SEC pursuant to the provisions of the Advisers Act. The co-founders and portfolio managers of the Sub-Adviser, Michael Underhill and Susan Dambekaln, have substantial experience in managing publicly traded securities, private investments, private funds, and pursuing an investment strategy substantially similar to the strategy being pursued by the Fund. The Sub-Adviser is a privately-held, alternative investment asset manager strategically positioned to advise investors. The Sub-Adviser has advised, managed, or co-sponsored investment programs since its inception. The Sub-Adviser is a boutique investment organization specializing in infrastructure, real estate and natural resources with a focus on building megatrend-driven portfolios based on profitability and strong growth. The Sub-Adviser’s senior executives possess over 100 years of collective investment experience throughout multiple market cycles overseeing capital for institutional investors, sophisticated high net worth individuals and fund management companies. The Sub-Adviser’s alternative investment solutions include actively-managed listed real assets strategies and private markets real asset strategies. The Sub-Adviser manages a suite of carefully curated, institutional quality real asset investment solutions through a community of partners, including independent and insurance broker-dealers, wirehouses, registered investment advisory firms, and the financial advisors who work with these enterprises.

Fees and Expenses

The Adviser is entitled to receive a monthly management fee at the annual rate of 1.50% of the Fund’s daily net assets. The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has contractually agreed to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including all organizational and offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that such expenses exceed 2.25% per annum of the Fund’s average daily net assets attributable to Class I and Class S shares, respectively (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made

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only if payable not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain until July 31, 2026 for the Class I shares and July 31, 2027 for the Class S shares, unless and until the Board of Trustees of the Fund (the “Board” or the “Trustees”) approves its modification or termination. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The Expense Limitation Agreement may be terminated only by the Board on 60 days’ written notice to the Adviser. After July 31, 2026 for the Class I shares and July 31, 2027 for the Class S shares, the Expense Limitation Agreement may be renewed at the Adviser’s discretion. The Adviser has also contractually agreed to waive 1.00% of its management fee for Class S shares until July 31, 2027 unless the Adviser and the Board approves its continuation. See “Management of the Fund.”

Administrator, Transfer Agent, and Accounting Agent

Ultimus Fund Solutions, LLC (“Administrator”) serves as the Fund’s Administrator, Transfer Agent, and Accounting Agent. See “Management of the Fund.”

Distribution Fees

Class I and Class S shares are not subject to a Distribution Fee. See “Plan of Distribution.”

Closed-End Fund Structure

Closed-end funds differ from mutual funds in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via an exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on an exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of the Fund’s shares (at least 5%) quarterly, which is discussed in more detail below. The Fund, similar to a mutual fund, is subject to continuous asset inflows, although not subject to the continuous outflows; see “Quarterly Repurchases of Shares.”

Share Classes

The Fund currently has four different classes of shares: Class A, Class C, Class I, and Class S shares. Class A, Class C, and Class I shares are currently being offered. Class S shares closed to new investors and to new investments by existing shareholders (with the exception of dividend and/or capital gain reinvestments and certain recurring investments such as those made pursuant to an automatic investment plan) on February 28, 2025. The Fund began continuously offering its Class A shares on June 30, 2022. On March 10, 2023, the Fund created its Class C and Class I shares. On April 30, 2024, the Fund created its Class S shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Investor Suitability

An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

Repurchases of Shares

The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the Fund’s shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% of such shareholder’s shares in each quarterly repurchase. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. See “Quarterly Repurchases of Shares.”

Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. See “Risk Factors.”

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Risks Related to an Investment in the Fund

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various Private Investment Funds, ETFs, index funds and Other Investment Vehicles in which the Fund invests and, with respect to each such asset class, among equity and ﬁxed income securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Private Investment Risk. The Fund’s investment in Private Investment Funds will require it to bear a pro rata share of the vehicles’ expenses, including management and performance fees. The performance fees charged by certain Private Investment Funds may create an incentive for its manager to make investments that are riskier and/or more speculative than those it might have made in the absence of a performance fee. Furthermore, Private Investment Funds, like the other Underlying Funds in which the Fund may invest, are subject to specific risks, depending on the nature of the vehicle. Private Investment Funds also may employ leverage such that their returns are more than one times that of their benchmark, which could amplify losses suffered by the Fund when compared to unleveraged investments. Shareholders of the Private Investment Funds are not entitled to the protections of the Investment Company Act of 1940, as amended (the “1940 Act”). For example, Private Investment Funds need not have independent boards, shareholder approval of advisory contracts may not be required, the Private Investment Funds may utilize leverage and may engage in joint transactions with affiliates. These characteristics present additional risks for shareholders.

Issuer and Non-Diversification Risk. Specific securities can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s properties and services. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company because as a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers.

Liquidity Risk. There currently is no secondary market for the Fund’s shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments also are subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The judgments of both the Adviser and Sub-Adviser regarding the attractiveness, value and potential appreciation of a particular infrastructure segment and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

General Market Conditions Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of distributions. The Fund may also use leverage, which would magnify the Fund’s investment, market and certain other risks.

Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. Market uncertainty has increased dramatically, particularly in the United States and Europe, and adverse market conditions have expanded to other markets. These conditions have resulted in disruption of markets, periods of reduced liquidity, greater volatility, general volatility of spreads, an acute contraction in the availability of credit and a lack of price transparency. Some of the largest banks and companies across many sectors of the economy in the United States and Europe have declared bankruptcy, entered into insolvency, administration or similar proceedings, been nationalized by government authorities, and/or agreed to merge with or be acquired by other banks or companies that had been considered their peers. The long-term impact of these events is uncertain, but could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity.

Failure of Financial Institutions and Sustained Financial Market Illiquidity. The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or the Fund’s underlying investments have a commercial relationship could adversely affect, among other things, the Fund and/or the Fund’s underlying investments’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis, so shareholders may not be able to tender as many shares as they would like during any quarterly repurchase offer.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

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Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer related losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software, and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers.

Risks Related to the Fund’s Investments

Infrastructure Industry Risk. The Fund is subject to the risks associated with investment in infrastructure-related companies. Risks associated with infrastructure-related companies include: (a) realized revenue volume may be significantly lower than projected and/or there will be cost overruns; (b) infrastructure project sponsors will alter their terms making a project no longer economical; (c) macroeconomic factors such as low gross domestic product (“GDP”) growth or high nominal interest rates will raise the average cost of infrastructure funding; (d) government regulation may affect rates charged to infrastructure customers; (e) government budgetary constraints will impact infrastructure projects; (f) special tariffs will be imposed; and (g) changes in tax laws, regulatory policies or accounting standards could be unfavorable. Other risks include environmental damage due to a company’s operations or an accident, a natural disaster, changes in market sentiment towards infrastructure and terrorist acts. Any of these events could cause the value of the Fund’s investments in infrastructure-related companies to decline.

Underlying Funds Risk. The Underlying Funds in which the Fund may invest are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and also may be higher than other funds that invest directly in securities. The Underlying Funds are subject to specific risks, depending on the nature of the specific Underlying Fund.

Lack of Control Over Private Investment Funds and Other Portfolio Investments. Once the Adviser has selected a Private Investment Fund or Other Investment Vehicle, the Adviser will have no control over the investment decisions made by any such Underlying Fund. Although the Fund and the Adviser will regularly evaluate each Underlying Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective, the Adviser will not have any control over the investments made by any Underlying Fund. Even though the Underlying Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for a Private Investment Fund). The Adviser may reallocate the Fund’s investments among the Underlying Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Underlying Funds, which may prevent the Fund from reacting rapidly to market changes should an Underlying Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Underlying Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Underlying Fund, including quarterly unaudited financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Underlying Fund and will not have the ability to exercise any rights attributable to an investor in any such Underlying Fund related to their investment.

Use of Leverage by the Fund. Although the Fund has the option to borrow, there are significant risks that may be assumed in connection with such borrowings. Investors in the Fund should consider the various risks of financial leverage, including, without limitation, the matters described below. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including: (i) the likelihood of greater volatility of NAV of the shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders; (iii) the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the shares than if the Fund were not leveraged; and (iv) the potential for an increase in operating costs, which may reduce the Fund’s total return.

Use of Leverage by Underlying Funds. In addition to any borrowing utilized by the Fund, the Underlying Funds in which the Fund invests may utilize financial leverage, subject to the limitations of their charters and operative documents. In the case of Private Investment Funds, such Funds are not subject to the limitations imposed by the 1940 Act regarding the use of leverage with respect to which registered investment companies, including the Fund, are subject. In that regard, the Fund intends to limit its borrowing to an amount that does not exceed 33 1/3% of the Fund’s gross asset value. Leverage by Underlying Funds and/or the Fund has the effect of potentially increasing losses.

Valuation of Private Investment Funds. The Private Investment Funds are not publicly traded and the Fund may consider information provided by the institutional asset manager of each respective Private Investment Fund to determine the estimated value of the Fund’s investment therein. The valuation provided by an institutional asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. To determine the estimated value of the Fund’s investment in Private Investment Funds, the Adviser considers, among other things, information provided by the Private Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Investment Funds that invest primarily in publicly traded securities are more easily valued.

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Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, the risk that the price of a preferred security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk. Convertible securities are typically issued as bonds or preferred shares with the option to convert to equities. As a result, convertible securities are a hybrid that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. The market value of bonds and preferred shares tend to decline as interest rates increase. Fixed income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments as due. Convertible securities may have characteristics similar to common stocks especially when their conversion value is higher than their value as a bond. The price of equity securities into which a convertible security may convert may fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Additionally, the value of the embedded conversion option may be difficult to value and evaluate because the option does not trade separately from the convertible security.

Fixed Income Risk. Typically, a rise in interest rates causes a decline in the value of fixed income securities. Fixed income securities are also subject to default risk.

Foreign Securities and Emerging Markets Risk. The Fund may have investments in foreign securities. Foreign securities have investment risks different from those associated with domestic securities. Changes in foreign economies and political climates are more likely to affect the Fund with investments in foreign securities than another fund that invests exclusively in domestic securities. The value of foreign currency denominated securities or foreign currency contracts is affected by the value of the local currency relative to the U.S. dollar. There may be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information about issuers of foreign securities.

The Fund may also invest in emerging markets, which are markets of countries in the initial stages of industrialization and have low per capita income. In addition to the risks of foreign securities in general, countries in emerging markets are more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues which could reduce liquidity.

Risks Associated with Debt Financing

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and magnify the Fund’s gains or losses.

Credit Risk. Issuers of debt securities may not make scheduled interest and principal payments, resulting in losses to the Fund. In addition, the credit quality of securities held may be lowered if an issuer’s financial condition changes.

Possible Risk of Conflicts

Possible Competition Between Underlying Funds and Between the Fund and the Underlying Funds. The Underlying Funds trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Underlying Fund could increase the level of competition for the same trades that other Underlying Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

Allocation of Investment Opportunities Risk. The Sub-Adviser, directly or through their affiliates, may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited or where the liquidity of such investment opportunities is limited. The results of the Fund’s investment activities may differ significantly from the results achieved by such other managed investment vehicles or accounts. It is possible that one or more of such vehicles or accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Fund.

U.S. Federal Income Tax Matters

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. Unless a shareholder is ineligible to participate or elects

7

otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment plan. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. The information above briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, is intended for U.S. shareholders, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state, local, or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes. See “U.S. Federal Income Tax Matters.”

Distribution Policy and Dividend Reinvestment Plan

The Fund’s distribution policy is to make quarterly distributions to shareholders. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment plan. Shareholders who elect not to participate in the Fund’s dividend reinvestment plan will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Distribution Policy and Dividend Reinvestment Plan.”

Custodian

UMB Bank, N.A. (“Custodian”) serves as the Fund’s custodian. See “Management of the Fund.”

SUMMARY OF FUND EXPENSES

The Summary of Fund Expenses table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 25 of this prospectus.

Shareholder Transaction Expenses	Class I	Class S
Maximum Sales Load (as a percent of offering price)	None	None
Contingent Deferred Sales Charge	None	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.50%	1.50%
Other Expenses[1]	0.49%	0.40%
Interest expense (Equalization interest on private investment funds)	0.15%	0.18%
Shareholder Servicing Fee	None	None
Distribution Fee	None	None
Acquired Fund Fees and Expenses[2]	0.69%	0.69%
Recaptured Fees and/or Expenses[3]	0.26%	0.00%
Total Annual Fund Operating Expenses	3.09%	2.77%
Less Fee Waiver and/or Expense Limitation[3]	0.00%	(1.00)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Limitation	3.09%	1.77%

[1]	Other Expenses represents the Fund expenses as they are calculated in the Fund’s Annual Report. Other Expenses does not include the indirect fees and expenses of certain underlying Private Investment Funds, as discussed further in footnote 2 below. The Fund’s Other Expenses will increase as a percentage of the Fund’s average net assets if the Fund’s assets decrease. Actual fees and expenses may be greater or less than those shown.
[2]	Acquired Fund Fees and Expenses (“AFFE”) include an estimate of certain of the fees and expenses incurred indirectly by the Fund as a result of the Fund’s investment in shares of registered investment companies (including, short-term cash sweep vehicles) and certain Private Investment Funds. Although the Private Investment Funds in which the Fund may invest are not registered as “investment companies” under applicable provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), some of the Private Investment Funds in which the Fund invests would meet the definition of an investment company for purposes of the 1940, but for the exceptions provided in sections 3(c)(1) and 3(c)(7) of the 1940 Act; however, the Fund may invest in a range of Private Investment Funds, including Private Investment Funds which are excluded from the definition of an investment company due to applicable exclusions under the 1940 Act other than sections 3(c)(1) and 3(c)(7) (together, the “Other Private Funds”). AFFE does not reflect the fees and expenses of the Other Investment Funds. The indirect fees and expenses of the Private Investment Funds typically range from 1.00% to 2.00% on an annual basis and include management fees, administration fees and professional and other direct, fixed fees and expenses of the Private Investment Funds.
[3]	The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the Expense Limitation Agreement) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including

8

all organizational and offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.25% per annum of the Fund’s average daily net assets attributable to Class I and Class S shares, respectively (the Expense Limitation). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect at least until July 31, 2026 for the Class I shares and July 31, 2027 for the Class S shares, unless and until the Board approves its modification or termination. The Expense Limitation Agreement may be terminated only by the Fund’s Board on 60 days’ written notice to the Adviser. The Adviser has also contractually agreed to waive 1.00% of its management fee for Class S shares until July 31, 2027 unless the Adviser and the Board approves its continuation. See “Management of the Fund.”

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return (the example assumes the Fund’s Expense Limitation Agreement will remain in effect until July 31, 2026 for Class I and July 31, 2027 for Class S):

Share Class	1 Year	3 Years	5 Years	10 Years
Class I	$31	$95	$162	$340
Class S	$18	$66	$128	$295

Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee. However, if shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by the Transfer Agent, which is currently $15. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

CONSOLIDATED FINANCIAL HIGHLIGHTS

The consolidated financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for shares of the Fund. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s consolidated financial statements, which have been audited by Cohen & Company, Ltd., an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated March 31, 2025. You may request a copy of the Fund’s annual and semi-annual reports at no charge by calling the Fund at 855-9-CANTOR or by visiting www.cantorinfrastructurefund.com. The table below sets forth financial data for one Class I share and Class S share, respectively, of beneficial interest outstanding throughout the period presented.

9

Cantor Fitzgerald Infrastructure Fund Class I

CONSOLIDATED FINANCIAL HIGHLIGHTS

(For a share outstanding during the year/period)

	For the Year Ended March 31, 2025		For the Year Ended March 31, 2024		(Not Consolidated) For the Period Ended March 31, 2023(a)
Net asset value, beginning of year/period	$11.15		$10.40		$10.17

Investment operations:
Net investment income (loss)(b)	0.05		0.14		0.01
Net realized and unrealized gain (loss) on investments	1.61		0.92		0.25
Total from investment operations	1.66		1.06		0.26

Less distributions to shareholders from:
Net investment income	(0.19)		(0.30)		(0.03)
Return of capital	(0.29)		(0.01)		-
Total distributions	(0.48)		(0.31)		(0.03)

Net asset value, end of year/period	$12.33		$11.15		$10.40

Total return(c)	15.08	%(j)	10.57	%(j)	2.51	%(d)

Net assets, at end of year/period (000s)	$126,180		$37,775		$5,649

Ratio of expenses to average net assets after expense waiver/recapture, before tax(f)(g)	2.25%		2.25%		2.25	%(e)
Ratio of expenses to average net assets after expense waiver/recapture, after tax(f)(g)	3.24%		2.25%		2.25	%(e)
Ratio of expenses to average net assets before expense waiver/recapture, before tax(f)(g)(h)	1.99%		3.91%		11.67	%(e)
Ratio of net investment income (loss) to average net assets after expense waiver/recapture(i)	0.38%		1.40%		2.87	%(e)
Portfolio Turnover Rate	1%		1%		8	%(d)

(a)	For the period March 20, 2023 (commencement of operations) to March 31, 2023.
(b)	Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the year/period.
(c)	Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of distributions.
(d)	Not annualized.
(e)	Annualized.
(f)	Does not include the Fund’s share of the expenses of the underlying investment companies in which the Fund invests.
(g)	Excludes interest expense of 0.15% for the period ended March 31, 2025.
(h)	Represents the ratio of expenses to average net assets absent fee waivers, expense reimbursements and/or expense recaptured by the Adviser.
(i)	The recognition of investment income (loss) by the Fund is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.
(j)	Includes adjustments in accordance with accounting principles generally accepted in the United States of America and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

10

Cantor Fitzgerald Infrastructure Fund Class S

CONSOLIDATED FINANCIAL HIGHLIGHTS

(For a share outstanding during the period)

	For the Period Ended March 31, 2025(a)
Net asset value, beginning of period	$11.63

Investment operations:
Net investment income (loss)(b)	0.18
Net realized and unrealized gain (loss) on investments	1.10
Total from investment operations	1.28

Less distributions to shareholders from:
Net investment income	(0.18)
Return of capital	(0.23)
Total distributions	(0.41)

Net asset value, end of period	$12.50

Total return(c)	11.17	%(d)(j)

Net assets, at end of period (000s)	$202,511

Ratio of expenses to average net assets after expense waiver, before tax(f)(g)	0.90	%(e)
Ratio of expenses to average net assets after expense waiver, after tax(f)(g)	2.06	%(e)
Ratio of expenses to average net assets before expense waiver, before tax(f)(g)(h)	1.90	%(e)
Ratio of net investment income (loss) to average net assets after expense waiver(i)	1.68	%(e)
Portfolio Turnover Rate	1	%(d)

(a)	For the period May 22, 2024 (commencement of operations) to March 31, 2025.
(b)	Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the year/period.
(c)	Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of distributions.
(d)	Not annualized.
(e)	Annualized.
(f)	Does not include the Fund’s share of the expenses of the underlying investment companies in which the Fund invests.
(g)	Excludes interest expense of 0.18% for the period ended March 31, 2025.
(h)	Represents the ratio of expenses to average net assets absent fee waivers and/or expense reimbursements by the Adviser.
(i)	The recognition of investment income (loss) by the Fund is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.
(j)	Includes adjustments in accordance with accounting principles generally accepted in the United States of America and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

11

USE OF PROCEEDS

The net proceeds of the continuous offering of shares will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt. The Fund will pay offering expenses incurred with respect to its continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed income mutual funds. Investors should expect, therefore, that, before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate.

THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on December 16, 2021. The Fund’s principal office is located at 110 E. 59th Street, New York, NY 10022, and its telephone number is 855-9-CANTOR.

OFFERING OF FUND SHARES

The Fund, as noted above, is a non-diversified, closed-end management investment company registered as such under the 1940 Act. The Fund is operated as an interval fund pursuant to Rule 23c-3 under the 1940 Act. The offering of the shares of beneficial interest of the Fund is conducted on a continuous basis in accordance with the terms set forth in this prospectus and in accordance with U.S. securities laws. The offering for this Fund is not intended as a public offer in any jurisdiction outside of the United States, and, as such, the Fund is not publicly registered with any authority(ies) located outside of the United States. No sale of shares of beneficial interest of the Fund will be made in any jurisdiction in which such sale is not authorized or permitted by an exemption, and no such sale will be made to any person to whom it is unlawful to make any such sale.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund’s investment objective is to maximize total return, with an emphasis on current income.

The Fund pursues its investment objective by strategically investing in a portfolio of Private Investment Funds as well as a set of public infrastructure securities. Under normal circumstances, the Fund intends to invest at least 80% of its assets (net assets plus borrowings for investment purposes) in securities issued by infrastructure companies, including Private Investment Funds, secondary interests and co-investments and public infrastructure securities. A “secondary interest” refers to limited partnership or similar interests of Private Investment Funds purchased directly from investors in such Private Investment Funds, as opposed to acquiring such interests directly from the Private Investment Fund. Acquiring such interests indirectly through the secondary market is a highly negotiated transaction. In the view of the Adviser and Sub-Adviser, acquiring such interests in the secondary market may afford the Fund to acquire otherwise desirable investments at a discount relative to the prevailing NAV per share. “Co-investments” refers to opportunities to invest on a side-by-side basis with third-party managers directly into individual infrastructure projects or companies, as opposed to investing indirectly through Private Investment Funds or publicly traded securities. The Fund’s 80% investment policy is not fundamental and may be changed without shareholder approval. The SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

The Fund may also invest in investment grade debt securities of infrastructure companies. The Fund expects to invest primarily in both domestic and foreign (including emerging markets) securities. Potential investments include all types of equities including ADRs and GDRs of global infrastructure securities trading on U.S. and global exchanges and marketplaces. In addition, the Fund may invest in REITs that invest in infrastructure related assets. Under normal circumstances, the portion of the Fund’s investment portfolio that is allocated (including both funded and unfunded commitments) to securities of Private Investment Funds will likely comprise between 50% and 95% of the Fund’s portfolio, and the portion of the Fund’s investment portfolio that is allocated to publicly traded securities will likely comprise between 5% and 50% of the Fund’s portfolio.

The Fund defines an infrastructure company as a company that derives at least 50% of its revenues or profits from, or devotes at least 50% of its assets to, the ownership, management, development, construction, renovation, enhancement, or operation of infrastructure assets or the provision of services to companies engaged in such activities. Infrastructure assets may include, among other asset types, regulated assets (such as electricity generation, transmission and distribution facilities, gas transportation and distribution systems, water distribution, and waste water

12

collection and processing facilities), transportation assets (such as toll roads, airports, seaports, railway lines, intermodal facilities, aircraft, and ships), power generation (natural gas, nuclear, wind, solar and hydro power) and communications assets (including broadcast and wireless towers, fiber, data centers, distributed network systems and satellite networks). These assets share certain investment features that may be attractive as part of an overall diversified portfolio, including some or all of the following:

●	Provision for essential services with few substitutes that generally serve as the backbone for local, regional, and national economic and social activity.

●	Stable and predictable income and cash flow that are often inflation-linked with low return correlations to traditional asset classes.

●	Inelastic demand with strong pricing power for their use as essential assets for a functioning society.

●	Limited operating risk.

●	High operating margins and predictable maintenance capital requirements.

●	Strong competitive advantages characteristics with high barriers to entry.

In many cases, the rates, or the fees charged to end users, that are charged by infrastructure assets are determined by regulators, concession agreements with governments, and long-term contracts. Owners of such assets in many cases have the ability to increase such rates or fees at some level linked to inflation or economic growth. The Fund may invest in these securities directly or indirectly through investments in other investment companies, unlisted funds or ETFs.

The Fund will use a multi-step investment process that combines top-down geographic region and infrastructure sector allocations with bottom-up security selection focused within the Megatrends.

The Fund intends to focus on the following Megatrends.

Digital Transformation: Investments in the securities of companies that are within the communications infrastructure sector, including companies that own, operate, and develop cellular tower, fiber network, satellite and data center assets.

Energy Transition and Expansion: Investments in the securities of companies that intend to enable the transition to cleaner energy sources and electrification through investment in the assets (generation, transmission, network grid, storage, smart meters, battery charging stations, among other assets), and/or growing the energy infrastructure to ensure it can meet increasing demands.

Enhancement of Aging Infrastructure Assets: Investments in the securities of companies that are within the midstream energy, water utilities, gas utilities and transportation infrastructure sectors that may benefit from increased investment to repair and enhance existing assets.

By investing in the Fund, the Adviser expects that shareholders may realize (either directly or indirectly) the following potential benefits:

●	Access to Institutional Managers and Funds — Many of the Private Investment Funds in which the Fund seeks to invest are intended for large, institutional investors and have a large minimum investment size and other investor criteria that might otherwise limit their availability to individual, non-institutional investors. Thus, the Fund provides investors exposure to such Private Investment Funds managed by leading institutional investment managers that may not be otherwise available to individuals and many small to mid-sized institutional investors.

●	Co-Investment Opportunities — “Co-investments” refers to opportunities to invest on a side-by-side basis with third-party managers directly into individual infrastructure projects or companies, as opposed to investing indirectly through Private Investment Funds or publicly traded securities. The Fund provides investors to access to co-investments with attractive economics due to the size and scale of relationships the Sub-Adviser, Adviser, and the Fund have with many leading institutional managers.

●	Multi-Strategy, Multi-Manager Investment Strategy — Given the investment strategy of the Fund, investors are able to gain exposure to different strategies, managers, and infrastructure sectors by making a single investment in the Fund, whereas due to the large minimums of many of the Private Investment Funds in which the Fund seeks to invest, such a strategy may not otherwise be feasible for individual investors and many small to mid-sized institutional investors.

●	Advantageous Investment Terms — By taking advantage of volume and other discounts that typically are not available to individual investors and many small to mid-sized institutional investors, the Fund may be able to provide certain economies of scale to investors through a reduction in the fees charged by the Private Investment Funds in which the Fund seeks to invest and which may not otherwise be permitted or available to individual investors and many small to mid-sized institutional investors.

●	Customized Public Market Strategy in line with Fund Objectives — The Sub Adviser has managed a Global Infrastructure Separate Account strategy focused on providing current income and long-term capital appreciation since February 2011. The Fund provides access to the Sub Adviser’s proprietary investment process, which typically is reserved for institutional investors and seeks to identify Infrastructure securities that are undervalued relative to their peers.

13

Fund’s Target Investment Portfolio

The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of infrastructure securities across two major categories – Private Investment Funds and publicly traded infrastructure securities. The Fund may also invest in Other Investment Vehicles, as well as other publicly traded income producing equity and debt securities.

Private Investment Funds. Private Investment Funds are investment funds that invest primarily in infrastructure and infrastructure-related securities and are managed by institutional investment managers with expertise in investing in infrastructure-related securities. The assets held by the various Private Investment Funds largely will be interests in real property or interests in improvements on real property and are long-duration investments. Due to sizable minimum investment requirements and selective investor qualiﬁcation criteria, many Private Investment Funds limit their direct investors to mainly institutions such as endowments and pension funds. The Fund allows investors to gain access to Private Investment Funds that may not otherwise be available to individual investors. Further, due to the Fund’s multi-manager and multi-strategy approach, investors can gain access to a broad range of strategies in infrastructure and infrastructure-related securities. The Fund may invest up to 10% of its assets in private funds employing hedging strategies (commonly known as “hedge funds”, i.e., investment funds that would be investment companies but for the exemptions under Rule 3(c)(1) or 3(c)(7) under the 1940 Act).

Exchange Traded Funds. ETFs are traded similarly to stocks and listed on major stock exchanges. Potential beneﬁts of ETFs include diversiﬁcation, cost and tax eﬃciency, liquidity, ability to margin, utility for hedging, the ability to go long and short, and (in some cases) quarterly dividends. An ETF may attempt to track a particular market segment or index.

Index Funds. An index fund is a mutual fund with an investment objective of seeking to replicate the performance of a speciﬁc securities index. Index funds are typically not actively managed, and potential beneﬁts include low operating expenses, broad market exposure and low portfolio turnover.

Other Investment Vehicles. The Fund may make investments in other investment vehicles such as closed-end funds, mutual funds and unregistered funds that invest principally, directly or indirectly, in infrastructure. Shares of closed-end funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter markets.

Criteria Used in Selecting Private Investment Funds

The Fund will use both a quantitative screening process and a qualitative selection process when selecting securities for investment by the Fund in connection with its strategy.

The Fund utilizes a multi-manager and multi-strategy approach. Private Investment Funds selected are believed to have the best risk adjusted return prospects from a peer group of issuers in a particular infrastructure asset class with similar market capitalization and/or credit quality. The Sub-Adviser conducts on-going research on various infrastructure investment managers and investment options in order to establish a selection of investments to fulﬁll the Fund’s investment objective. When constructing and balancing the Fund’s portfolio, the Sub-Adviser selects Private Investment Funds that it believes have low volatility relative to the projected returns. By combining historical quantitative analysis with a sound knowledge of key qualitative attributes, the Sub-Adviser will evaluate a prospective investment’s potential for generating sustainable and attractive risk-adjusted returns under a variety of market conditions.

The assets held by the various Private Investment Funds largely will be interests in real property or interests in improvements on real property and typically are long-duration investments. By investing in Private Investment Funds offered by multiple managers, the Fund will benefit from building an investment portfolio that is varied with respect to individual infrastructure projects and geography as well as with respect to operational management.

The Sub-Adviser and its investment personnel use a range of resources to identify and source Private Investment Funds. The Sub-Adviser’s investment approach is based on the extensive research conducted by their research professionals. The Sub-Adviser’s research professionals assess the relative attractiveness of different geographies and strategies for private market investments, which allows the Sub-Adviser to identify the areas that it believes will outperform others over the next five to ten years, the typical investing cycle of a private market asset. Shorter-term opportunistic allocations will also be utilized to seek to capitalize on near-term market trends. Examples of factors that are considered by the Sub-Adviser include but are not limited to: the supply of capital available for investments (based on fundraising) compared to the likely supply of investment opportunities; projected growth rates; availability of leverage; long-term industry and geographic-specific trends; regulatory and political conditions; and demographic and technological trends.

The Investment Committee will conduct a detailed review of each investment manager that has passed into the due diligence stage. The due diligence report prepared by the Sub-Adviser serves as a framework for these discussions. To facilitate this process, the Sub-Adviser utilizes its proprietary database, that tracks information on infrastructure companies and assets, Private Investment Funds and investment managers. The proprietary database maintained by the Sub-Adviser is populated with information gathered from general partner meetings, due diligence materials, quarterly reports, annual meetings, marketing materials and other sources.

A critical part of the investment process of the Sub-Adviser is to play an active and value-added role after an investment has been made, resulting in a robust investment monitoring system. The long-term nature of private market investments requires a commitment to ongoing risk management. The Sub-Adviser seeks to monitor the performance of private market assets and developments at the individual portfolio companies

14

that are material positions held by the Fund. By tracking commitments, capital calls, distributions, valuations, and other pertinent details, the Advisers will seek to use a range of techniques to reduce the risk associated with the commitment strategy.

The Sub-Adviser monitors investment activity and realization events during the life of the investment and believes that effective post-investment review can enhance the value of the Fund’s investments in Private Investment Funds. The Sub-Adviser seeks to maintain an active dialogue with fund managers regarding issues such as approving various waivers, amendments, or extensions to the partnership documents, checking the allocations of income or loss, reviewing the distribution procedures and allocations, extension periods, fund reductions, conflicts of interest, advisory board matters, and related significant issues.

The Sub-Adviser will provide the Investment Committee with investment performance reporting and analysis, including discussions on investment strategy, portfolio construction, and market update reports. An overview of the monitoring activities of the Sub-Adviser is included below:

Investment Monitoring

●	Monitor incoming communications on a daily basis

●	Review financial statements and other manager reports

●	Track portfolio activity for compliance with fund investment strategy and guidelines

●	Coordinate required actions and provide guidance to clients for such items as partnership agreement amendments, consents, and waivers

●	Proactively identify potential portfolio issues and update investment ratings quarterly

Manager Monitoring

●	Meet with each manager at least annually

●	Participate on quarterly manager update calls

●	Monitor manager communications and industry news for developments

●	Proactively identify potential manager issues

Performance Reporting

●	Provide ongoing, comprehensive reporting and portfolio analysis

There can be no assurance that the Fund’s investment program will be successful, that the objectives of the Fund with respect to liquidity management will be achieved or that the Fund’s portfolio design and risk management strategies will be successful. Prospective investors should refer to the discussion of the risks associated with the investment strategy and structure of the Fund.

Investment Strategy – Multi-Manager Approach

The Fund employs a multi-manager approach by identifying and investing with various institutional asset managers with expertise in managing portfolios of infrastructure and infrastructure related securities. Many of the Private Investment Funds have large minimum investment size and stringent investor qualiﬁcation criteria intended to limit direct investors to mainly institutions such as endowments and pension funds - as such, the Fund enables investors to invest with institutional investment managers that may not be otherwise permitted or available to them.

In addition to pursuing a multi-manager approach, the Fund employs a multi-strategy approach in an attempt to vary the risk-reward proﬁles and the underlying types of infrastructure in which it invests, with the strategies noted below. Because each infrastructure strategy performs diﬀerently throughout the economic cycle, investment strategies that include multiple strategies generally have lower volatility than single strategy funds. Thus, a multi-strategy approach should assist the Fund in achieving its objective of a high risk-adjusted total return.

Investment Strategy – Capital Innovations Process

The Sub-Adviser believes that infrastructure related investments can provide an attractive complementary source of return to a traditional portfolio while significantly enhancing a portfolio’s overall risk/return profile.

Infrastructure assets provide important goods or services to society and tend to have a monopolistic position in their market with high barriers to entry. Therefore, they tend to be highly regulated, which results in distinct investment opportunities that keep pace with inflation. Infrastructure companies often provide vital services requiring heavy investment and these assets are, therefore, typically built to have long useful lives. Additionally, output demand from these assets tends to be inelastic given the scarcity of the resource being offered. With the pricing power that

15

results from their market position, the revenue growth from these assets is typically limited by regulators to the rate of inflation. These factors result in infrastructure investments being able to offer long-term stable cash flows that have the potential to help investors hedge against inflation.

Appropriate diversification is considered critical to maximizing the likelihood of achieving long-term portfolio return objectives at appropriate risk levels. However, the Sub-Adviser believes that it is important not to compromise manager quality for the sake of diversification.

The Sub-Adviser’s approach to Private Investment Fund selection is based on ongoing and rigorous assessment of the established industry leaders while taking into account new developments in the infrastructure industry. In parallel, the Sub-Adviser reviews and meets new management teams in order to identify emerging investment talent.

The Sub-Adviser believes that identifying strong investment opportunities is a continuous process that is supported by on-going monitoring.

Private Market Scan and Deal Screening

The Sub-Adviser maintains a proprietary database of investment managers that tracks major real estate, infrastructure and natural resource sectors. The Sub-Adviser tracks what managers are currently in the market and when managers will be coming back to market.

Market Scan
Scan the global infrastructure universe for investment opportunities in different categories including:
- Public & Private
- Equity & Debt
- Style Type: Core, Value-Added and Opportunistic
- Asset/Property Type
- Geographic: Domestic or Global
Deal Screening
Each potential investment is initially screened for factors such as strategy, value proposition, peer universe comparison, terms, and potential Fund portfolio fit.
- Quarterly planning meetings are conducted by the senior due diligence team to set priorities.
Preliminary Due Diligence
Perform & document preliminary quantitative due diligence in an Initial Screening Report. (ISR)
- Fund level performance is benchmarked against similar products in the marketplace.
- Evaluate detailed information that is provided in offering materials and through management meetings.
In-Depth Due Diligence
In depth review including an onsite meeting and analysis of:
- Firm History
- Management Team
- Track Record
- Investment Strategy
- Investment Process
- Operational Processes
- Risk Management
- Strengths/Weaknesses
- Prior individual deals
- Pre-specified deals
- Determination of fit for the Fund, presentation of this manager/ Private Investment to the Fund's investment committee.
Terms Review, Legal Review and Investment
Review in detail and outline each investment's terms and conditions.
Contract negotiations, including minimum investment hurdles, fees, commissions, redemptions policies, etc.

Through this process, each potential investment is initially screened for factors such as strategy, value proposition, peer universe comparison, terms, and potential portfolio ﬁt. The Sub-Adviser applies strong fundamental viewpoints and in-depth quantitative analysis to evaluate and rate products according to a myriad of factors. The Sub-Adviser’s process is a clear reﬂection of the Sub-Adviser’s operational and research standards and consists of two main stages:

Initial Rating with the Capital Innovations Process

The Capital Innovations process, which uses the Sub-Adviser’s proprietary model, analyzes available investment manager data and rates each product according to seven factors: business, staﬀ, investment process, investment risk, performance, terms/conditions, and operations. The process applies a quantitative framework around the fundamental insights the Sub-Adviser believes indicate investment opportunities that may be well-positioned to ultimately add value going forward.

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This initial review process allows the Sub-Adviser’s research professionals to quickly identify investment products with the strongest potential of ultimately obtaining a “buy” rating after the Sub-Adviser’s due-diligence process concludes. Products that receive an above-average rating may move on to the Sub-Adviser’s full due diligence and rating process. The Sub-Adviser notes a qualitative override of the process result can move a selected product into the next phase of its research process. Overrides typically occur when the data does not match a fundamental understanding of a product (e.g., a newly oﬀered product from a well-established, highly regarded manager).

Full Due Diligence and Rating Discussion

The second phase of the Sub-Adviser’s research process includes an expanded evaluation of the factors, including an in-depth assessment of operations. Examples of research topics by factor include:

●	Business: proﬁtability, stability and spread of ownership, client base, and remuneration policy

●	Investment process: competitive advantage, repeatability, skill, and implementation

●	Operational due diligence: operational controls, valuation of assets, independent directors, and third-party vendors

●	Performance analysis: consistent with stated process, risk-adjusted, and persistent

●	Risk: embedded in process, independent veriﬁcation, and mix of measurements

●	Staﬀ: quality, depth of resource, team dynamic, and staﬀ turnover

●	Terms and conditions: client service, fees, and best practices in documentation

The Sub-Adviser’s research team meets and/or has conference calls with investment managers to gather needed information to perform in-depth research and prepare for a detailed rating meeting. A “buy” rating requires at least one detailed diligence meeting either on-site or virtually with the manager. All requested information and notes are stored in the Sub-Adviser’s proprietary manager research information storage database.

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When full due diligence concludes, the product is then scored and rated through a formal Investment Committee presentation. Each manager must pass the Sub-Adviser’s operational due-diligence process to receive a “buy” rating.

A critical part of the Sub-Adviser’s process is to play an active and value-added role after an investment has been made, resulting in a robust investment monitoring system. This is an important tool in reducing risk, improving or creating liquidity, properly reviewing valuations, reporting performance, and assuring conformance with various terms.

The Sub-Adviser monitors investment activity and realization events during the life of the investment and believes that eﬀective post-investment review can enhance the value of primary real asset investments. The Sub-Adviser seeks to maintain an active dialogue with fund managers regarding issues such as approving various waivers, amendments, or extensions to the partnership documents, checking the allocations of income or loss, reviewing the distribution procedures and allocations, extension periods, fund reductions, conﬂicts of interest, advisory board matters, and related signiﬁcant issues.

The Sub-Adviser will provide investment performance reporting and analysis to the Adviser, including discussions on investment strategy, portfolio construction, and market update reports.

Capital Innovations Public Securities Investment Process

In managing the publicly traded securities portion of the Fund, the Sub-Adviser will: (i) seek to construct the portfolio with securities that it believes will be tied to global economic growth; (ii) seek to position the Portfolio in securities of issuers owning or leasing infrastructure assets; and (iii) seek to capitalize on recent and on-going global macro-economic and demographic trends. The securities in the portfolio will be denominated primarily in U.S. dollars. The allocation of the portfolio invested in public securities is based on qualitative and quantitative fundamental analysis of macroeconomic conditions, including inflation, market conditions, historical performance, relative valuations and volatility, political and regulatory developments and other factors and fundamental analysis of each potential investment. The Sub-Adviser invests in companies/investment opportunities it believes have sustainable competitive advantages.

The Fund may invest in companies of any market capitalization, but the majority of the Fund’s investments are generally in large and mid-cap securities. Potential investments include all types of equities including ADRs and GDRs of global infrastructure securities trading on U.S. and global exchanges and marketplaces. In addition, the Fund may invest in REITs that invest in infrastructure related assets.

The Fund may purchase the securities of an ETF to gain exposure to a portion of the market while awaiting purchase of securities or as an efficient means of gaining exposure to a particular asset class. The Fund might also purchase shares of an ETF to gain exposure to the securities in the ETF’s portfolio at times when the Fund may not be able to buy those securities directly.

The percentage of the portfolio invested in each investment type and sub-sector will vary from time to time in the discretion of the Investment Committee based on qualitative and quantitative fundamental analysis of macroeconomic conditions, including inflation, market conditions, historical performance, relative valuations and volatility, political and regulatory developments and other factors. The Sub-Adviser has the

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flexibility to adjust the portfolio’s allocations as economic conditions evolve taking into consideration the factors just described and the results of the Sub-Adviser’s investment process.

The Fund’s philosophy is that deep fundamental research and a thorough evaluation of management quality creates a superior understanding of company execution that can lead to insights beyond market consensus.

Idea Generation: The Sub-Adviser’s team utilizes fundamental research, technical, and quantitative data to identify best opportunities.

Fundamental Analysis: The Sub-Adviser’s team utilizes fundamental analysis including:

●	Implied vs. expected growth

●	Return on capital

●	Cash flow growth

●	Barriers to entry

●	Relative valuation

●	Management quality

Industry Considerations:

●	Supply chain

●	Point in cycle

●	Competitive environment

Region Considerations:

●	Tax and legislative implications

●	Political environment

●	Currency

Risk Management

While identifying attractive securities is an important element of the process, risk management ensures a proper balance between alpha generation and risk minimization. This step of the Fund’s process focuses on identifying and understanding factor exposures and positions relative to the benchmark. The Fund monitors exposures across a number of factors, including qualitative and quantitative portfolio metrics.

The Sub-Adviser believes that the integration of Megatrend-driven analysis based on profitability and strong growth considerations in the investment process, both pre- and post-investment, will lead to improved risk-adjusted returns.

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In addition to managing risk, the Fund recognizes that some companies are well positioned to provide the solutions needed to reduce emissions and adapt to a changing climate. These companies may offer compelling long-term risk adjusted investment returns aided by changes in policy, technology and consumer demand.

Rather than always being of direct relevance, climate change often acts as a multiplier of other risks and opportunities that investors have traditionally managed. For example, while companies have always had to manage impacts of extreme weather events, climate change is making these events more frequent and more intense, Similarly, while technological disruption has always occurred, the urgency and scale of changes needed to shift to a low carbon economy are arguably unprecedented.

The Fund also accepts that, as allocators of capital, stewards of shareholder assets, and as active shareholders in companies on their behalf, the individual and collective decisions the Fund makes as an investor will influence the nature and speed of the transition. The Fund recognizes its responsibility to be a positive influence in this regard. The gap between the capital investment predicted to be required to meet climate change objectives and that currently being deployed is significant. Investors require support from policy makers to shift capital at the speed and scale required.

Subsidiaries

Certain investments of the Fund will be held in Single-Asset Subsidiaries. In addition, the Fund may engage in bank borrowings through a Financing Subsidiary, which may act as the borrower of one or more revolving credit facilities. The Subsidiaries are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiaries are the principal investment strategies and principal investment risks of the Fund as reflected in this Prospectus. The financial statements of the Subsidiaries are consolidated with those of the Fund. Because the Fund may invest a substantial portion of its assets in the Subsidiaries, which may hold some of the investments described in this Prospectus, the Fund may be considered to be investing indirectly in some of those investments through its Subsidiaries. For that reason, references to the Fund may also include the Subsidiaries.

The Subsidiaries will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund. The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiaries. In addition, the Subsidiaries comply with the provisions of the 1940 Act relating to affiliated transactions and custody. The Fund’s custodian also serves as the custodian to the Subsidiaries.

The Adviser and Sub-Adviser, who also serve in those roles for the Subsidiaries, will also comply with the provisions of the 1940 Act regarding investment advisory contracts and are considered to be an investment adviser to the Fund under the 1940 Act.

Leverage and Credit Facilities

The Fund and/or its Financing Subsidiary may utilize leverage, including borrowing from banks in an amount of up to 33 1/3% of the Fund’s consolidated assets (defined as net assets plus borrowing for investment purposes). The Fund and its Financing Subsidiary are authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with liquidity. The Financing Subsidiary may enter into one or more Credit Facilities on behalf of the Fund for the purpose of investment purchases and other liquidity requirements, subject to the limitations of the 1940 Act (as defined below) for borrowings. The Credit Facilities will be secured by all of the assets held by the Financing Subsidiary.

The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s Portfolio Managers (as defined below) are subjective. The Fund may engage in borrowings and the use of leverage in acquiring investments.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. It is anticipated that the Fund’s public securities portfolio turnover rate will ordinarily be less than 20%. The Fund’s private securities portfolio turnover rate is anticipated to be lower due to the illiquid nature of the securities. The portfolio turnover rate is not expected to exceed 100% but may vary greatly from year to year and will not be a limiting factor when the Adviser and Sub-Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund.

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Further, the Underlying Funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the Underlying Funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisers before deciding whether to invest in the Fund.

Risks Related to an Investment in the Fund

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various Private Investment Funds, ETFs, index funds and Other Investment Vehicles in which the Fund invests and, with respect to each such asset class, among equity and ﬁxed income securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Private Investment Fund Risk. The Fund’s investment in Private Investment Funds will require it to bear a pro rata share of the vehicles’ expenses, including management and performance fees. The fees the Fund pays to invest in a Private Investment Fund may be higher than if the manager of the Private Investment Fund managed the Fund’s assets directly. The incentive fees charged by certain Private Investment Funds may create an incentive for its manager to make investments that are riskier and/or more speculative than those it might have made in the absence of an incentive fee. The Private Investment Funds are not publicly traded and therefore may not be as liquid as other types of investments. Furthermore, Private Investment Funds, like the other Underlying Funds in which the Fund may invest, are subject to specific risks, depending on the nature of the vehicle and also may employ leverage such that their returns are more than one times that of their benchmark which will amplify losses suffered by the Fund when compared to unleveraged investments. Shareholders of the Private Investment Funds are not entitled to the protections of the 1940 Act. For example, these Private Investment Funds need not have independent boards, shareholder approval of advisory contracts may not be required, the Private Investment Funds may utilize leverage and may engage in joint transactions with affiliates. These characteristics present additional risks for shareholders.

Issuer and Non-Diversification Risk. Specific securities can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The NAV of the Fund changes daily based on the performance of the securities in which it invests. The Adviser’s and Sub-Adviser’s judgments about the attractiveness, value and potential appreciation of a particular infrastructure asset class and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

General Market Conditions Risk – An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of distributions. The Fund may also use leverage, which would magnify the Fund’s investment, market and certain other risks.

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Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. Market uncertainty has increased dramatically, particularly in the United States and Europe, and adverse market conditions have expanded to other markets. These conditions have resulted in disruption of markets, periods of reduced liquidity, greater volatility, general volatility of spreads, an acute contraction in the availability of credit and a lack of price transparency. Some of the largest banks and companies across many sectors of the economy in the United States and Europe have declared bankruptcy, entered into insolvency, administration or similar proceedings, been nationalized by government authorities, and/or agreed to merge with or be acquired by other banks or companies that had been considered their peers. The long-term impact of these events is uncertain but could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity.

Failure of Financial Institutions and Sustained Financial Market Illiquidity. The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or the Fund’s underlying investments have a commercial relationship could adversely affect, among other things, the Fund and/or the Fund’s underlying investments’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders. If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis, so shareholders may not be able to tender as many shares as they would like during any quarterly repurchase offer.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer such losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software, and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.

Risks Related to the Fund’s Investments

Infrastructure Concentration Risk. Investments in infrastructure-related companies have greater exposure to the potential adverse economic, regulatory, political and other changes affecting such entities. Infrastructure-related companies are subject to a variety of factors that may adversely affect their business or operations including high interest costs in connection with capital construction programs, costs associated with compliance with and changes in environmental and other regulations, difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets, the effects of surplus capacity, increased competition from other providers of services in a developing deregulatory environment, uncertainties concerning the availability of fuel at reasonable prices, the effects of energy conservation policies and other factors.

Additionally, infrastructure-related companies may be subject to regulation by various governmental authorities and may also be affected by governmental regulation of rates charged to customers, government budgetary constraints, service interruption due to environmental, operational or other mishaps and the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards. Other factors that may affect the operations of infrastructure-related companies include innovations in technology that could render the way in which a company delivers a product or service obsolete, significant changes to the number of ultimate end-users of a company’s products, increased

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susceptibility to terrorist acts or political actions, risks of environmental damage due to a company’s operations or an accident, and general changes in market sentiment towards infrastructure and utilities assets.

Underlying Funds Risk. The Underlying Funds in which the Fund may invest are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and also may be higher than other funds that invest directly in securities. The Underlying Funds are subject to specific risks, depending on the nature of the specific Underlying Fund. The Fund’s performance depends in part upon the performance of the Underlying Fund managers and selected strategies, the adherence by such Underlying Fund managers to such selected strategies, the instruments used by such Underlying Fund managers and the Adviser’s ability to select Underlying Fund managers and strategies and effectively allocate Fund assets among them. Additionally, the market value of shares of Underlying Funds that are closed-end funds may differ from their NAV. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities.

Lack of Control Over Private Investment Funds and Other Portfolio Investments. Once the Adviser has selected a Private Investment Fund or Other Investment Vehicle, the Adviser will have no control over the investment decisions made by any such Underlying Fund. Although the Fund and the Adviser will regularly evaluate each Underlying Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective, the Adviser will not have any control over the investments made by any Underlying Fund. Even though the Underlying Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for a Private Investment Fund). The Adviser may reallocate the Fund’s investments among the Underlying Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Underlying Funds, which may prevent the Fund from reacting rapidly to market changes should an Underlying Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Underlying Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Underlying Fund, including quarterly unaudited financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Underlying Fund and will not have the ability to exercise any rights attributable to an investor in any such Underlying Fund related to their investment.

Use of Leverage by the Fund. Although the Fund has the option to borrow, there are significant risks that may be assumed in connection with such borrowings. Investors in the Fund should consider the various risks of financial leverage, including, without limitation, the matters described below. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including: (i) the likelihood of greater volatility of NAV of the shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders; (iii) the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the shares than if the Fund were not leveraged; and (iv) the potential for an increase in operating costs, which may reduce the Fund’s total return.

In the event that the Fund would be required to sell assets at a loss, including in order to redeem or pay off any borrowing, such a sale would reduce the Fund’s NAV and may make it difficult for the NAV to recover. The Fund nevertheless may continue to use financial leverage if the Adviser expects that the benefits to the shareholders of maintaining the leveraged position likely would outweigh a resulting reduction in the current return.

Certain types of borrowings by the Fund would result in the Fund being subject to covenants in credit agreements relating to asset coverage and Fund composition requirements that are more stringent than those currently imposed on the Fund by the 1940 Act. In addition, borrowings by the Fund may be made on a secured basis. The Custodian will then either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders or arrangements will be made with a suitable sub-custodian. If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets. In the event of a default, the lenders will have the right, through the Custodian, to redeem the Fund’s investments in underlying Investment Funds without consideration of whether doing so would be in the best interests of the Fund’s shareholders. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund’s shareholders, and the terms of the Fund’s borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase.

The use of financial leverage involves financial risk and would increase the exposure of the Fund’s investment returns to adverse economic factors such as rising interest rates, downturns in the economy or deterioration in the condition of the investments. There would be a risk that operating cash flow available to the Fund would be insufficient to meet required payments and a risk that it would not be possible to refinance existing indebtedness or that the terms of such refinancing would not be as favorable as the terms of existing indebtedness. Borrowings by the Fund may be secured by any or all of the assets of the Fund, with the consequences that the Fund may lose more than its equity stake in any one investment and may lose all of its capital.

Use of Leverage by Underlying Funds. In addition to any borrowing utilized by the Fund, the Underlying Funds in which the Fund invests may utilize financial leverage. The Underlying Funds may be able to borrow, subject to the limitations of their charters and operative documents. In the case of Private Investment Funds, such Funds are not subject to the limitations imposed by the 1940 Act regarding the use of leverage with

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respect to which registered investment companies, including the Fund, are subject. To that end, the Fund intends to limit its direct borrowing to an amount that does not exceed 33 1/3% of the Fund’s gross asset value. Furthermore, Underlying Funds typically will hold their investments in entities organized as corporations or other entities and this may allow the Fund’s risk of loss to be limited to the amount of its investment in the Underlying Fund. While leverage presents opportunities for increasing the Fund’s total return, it has the effect of potentially increasing losses as well.

Valuation of Private Investment Funds. While the valuation of the Fund’s publicly traded securities are more readily ascertainable, the Fund’s ownership interest in Private Investment Funds are not publicly traded, and the Fund will depend on the institutional asset manager to a Private Investment Fund to provide a valuation of the Fund’s investment. Moreover, the valuation of the Fund’s investment in a Private Investment Fund, as provided by an institutional asset manager as of a specific date, may vary from the fair value of the investment that may be obtained if such investment were sold to a third party. For information about the value of the Fund’s investment in Private Investment Funds, the Adviser will be dependent on information provided by the Private Investment Funds, including quarterly unaudited financial statements which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares.

Preferred Securities Risk. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights. Interest rate risk is, in general, the risk that the price of a preferred security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Fixed income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. Convertible securities have characteristics similar to common stocks especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Fixed Income Risk. When the Fund invests in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Foreign Securities and Emerging Markets Risk. The Fund may have investments in foreign securities. Foreign securities have investment risks different from those associated with domestic securities. Changes in foreign economies and political climates are more likely to affect the Fund with investments in foreign securities than another fund that invests exclusively in domestic securities. The value of foreign currency denominated securities or foreign currency contracts is affected by the value of the local currency relative to the U.S. dollar. There may be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information about issuers of foreign securities. The value of foreign investments may be affected by changes in exchange control regulations, application of foreign tax laws (including withholding tax), changes in governmental economic or monetary policy (in this country or abroad), or changed circumstances in dealings between nations. In addition, foreign brokerage commissions, custody fees, and other costs of investing in foreign securities are often higher than in the United States. Investments in foreign issues could be affected by other factors not present in the United States, including expropriation, armed conflict, confiscatory taxation, and potential difficulties in enforcing contractual obligations.

The Fund may also invest in emerging markets, which are markets of countries in the initial stages of industrialization and have low per capita income. In addition to the risks of foreign securities in general, countries in emerging markets are more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues which could reduce liquidity.

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Risks Associated with Debt Financing

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. The use of leverage short positions in futures contracts will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns on the Fund.

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Possible Risk of Conflicts

Possible Competition Between Underlying Funds and Between the Fund and the Underlying Funds. The Underlying Funds trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Underlying Fund could increase the level of competition for the same trades that other Underlying Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

Allocation of Investment Opportunities Risk. The Sub-Adviser, directly or through their affiliates, may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited or where the liquidity of such investment opportunities is limited. The results of the Fund’s investment activities may differ significantly from the results achieved by such other managed investment vehicles or accounts. It is possible that one or more of such vehicles or accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Fund.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is comprised of four Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

Cantor Fitzgerald Investment Advisors, L.P. located at 110 E. 59th Street, New York, NY 10022 serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Adviser is a Delaware limited liability company that was formed in 2010 and commenced operations in 2011. The Adviser is a wholly owned subsidiary of Cantor.

Under the general supervision of the Fund’s Board, the Adviser will serve on the Investment Committee (described below) establishing allocation targets for the investment portfolio of the Fund among the public securities in which the Fund intends to invest and, along with the Sub-Adviser, approve the Private Investment Funds in which the Fund intends to invest. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers, including the Sub-Adviser. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.50% of the Fund’s daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection. For the fiscal year ended March 31, 2025, the Adviser received advisory fees of 1.50% from the Fund and recaptured 0.26% of previously waived fees for Class I shares and waived 1.00% of fees for Class S shares.

A discussion regarding the basis for the Board’s approval of the Fund’s Investment Advisory Agreement with the Adviser and the Sub-Advisory Agreement with the Sub-Adviser was included in the Fund’s semi-annual report to shareholders for fiscal period ending September 30, 2024.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including all organizational and offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.25% per annum of the Fund’s average daily net assets attributable to Class I and Class S shares,

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respectively (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect with respect to Class I shares, at least until July 31, 2026 for the Class I shares and July 31, 2027 for the Class S shares, unless and until the Board approves its modification or termination. The Expense Limitation Agreement may be terminated only by the Board on 60 days written notice to the Adviser. After July 31, 2026 for the Class I shares and July 31, 2027 for the Class S shares, the Expense Limitation Agreement may be renewed at the Adviser’s discretion. The Adviser has also contractually agreed to waive 1.00% of its management fee for Class S shares until July 31, 2027 unless the Adviser and the Board approves its continuation.

Investment Sub-Adviser

The Adviser has engaged Capital Innovations, LLC (the “Sub-Adviser”), a registered investment adviser under the Advisers Act, to provide ongoing research, recommendations, and day-to-day portfolio management with respect to the Fund’s investment portfolio.

The Sub-Adviser was founded in 2007 and is registered as an investment adviser with the SEC pursuant to the provisions of the Advisers Act. The co-founders and portfolio managers of the Sub-Adviser, Michael Underhill and Susan Dambekaln, have substantial experience in managing publicly traded securities, private investments, private funds, and pursuing an investment strategy substantially similar to the strategy being pursued by the Fund. The Sub-Adviser is a privately held, alternative investment asset manager strategically positioned to investors. The Sub-Adviser has advised, managed, or co-sponsored investment programs since its inception. The Sub-Adviser is a boutique investment organization specializing in infrastructure, real estate, and natural resources with a focus on building megatrend-driven portfolios based on profitability and strong growth. The Sub-Adviser’s senior executives possess over 100 years of collective investment experience throughout multiple market cycles overseeing capital for elite institutional investors, sophisticated high net worth individuals and fund management companies. The Sub-Adviser’s alternative investment solutions include actively managed listed real assets strategies and private markets real asset strategies. Capital Innovations manages a suite of carefully curated, institutional quality real assets investment solutions through a community of partners, including independent and insurance broker-dealers, wirehouses, registered investment advisory firms, and the financial advisors who work with these enterprises.

Sub-advisory services are provided to the Fund pursuant to an agreement between the Adviser and the Sub-Adviser. Under the terms of the Sub-Advisory Agreement, the Adviser compensates the Sub-Adviser based on a portion of the Fund’s average daily net assets that have been allocated to the Sub-Adviser to manage. Fees paid to the Sub-Adviser are not an expense of the Fund. Pursuant to the Sub-Advisory Agreement, the Adviser pays the Sub-Adviser a monthly management fee computed at the annual rate of 0.35% of the Fund’s daily net assets. For the fiscal year ended March 31, 2025, the Sub-Adviser received sub-advisory fees of 0.10% from the Adviser.

The Investment Committee

The Adviser has established an Investment Committee (the “Committee”) responsible for: setting overall investment policies and strategies of the Adviser; approval of Private Investment Funds and establishing allocation targets for the investment portfolio of the Fund among the public securities in which the Fund intends to invest; and generally overseeing the activities of the Fund’s Portfolio Managers (see below). The Committee includes employees of the Adviser and the Sub-Adviser. The members of the Committee, and their professional background and experience, are as follows:

Michael D. Underhill, Chief Executive Officer and Chief Investment Officer, Capital Innovations. Mr. Underhill began working in the investment industry in 1989. In 2007, he co-founded the Sub-Adviser with his spouse, Susan Dambekaln, as a research-intensive asset management firm that focuses on innovative infrastructure and real assets investment products across private markets and publicly traded securities. Prior to founding the Sub-Adviser, he held executive positions at Alliance Bernstein, INVESCO, Janus Capital and Federated Investors. Mr. Underhill started his career at Lehman Brothers as a quantitative analyst utilizing his statistical econometric background to construct financial models. Michael graduated from Pennsylvania State University with a B.S. in economics with a curricular emphasis in statistical econometrics. In addition, he has completed post-graduate coursework at Pepperdine University, Stanford Law School and Mercosur’s economic program at the Universidad Del Salvador in Buenos Aires, Argentina. He is editor of the best-selling “The Handbook of Infrastructure Investing” (Wiley 2010) and a contributing author to the CFA Institute.

Susan L. Dambekaln, President and Chief Operating Officer, Capital Innovations. Ms. Dambekaln began working in the investment industry in 1992. She co-founded the Sub-Adviser in 2007 with her spouse, Michael Underhill, and is the majority owner. Ms. Dambekaln is responsible for executive management of the firm, portfolio and asset management, due diligence, valuation, risk management, performance attribution, trading strategies and is tasked with managing longer term capital allocation. Ms. Dambekaln was previously employed at Strong Capital Management and State Street Global Advisors. She also spent a portion of her career in investment accounting, taxation and investment administration with HR Block and Edward Jones. Ms. Dambekaln received a B.S. with honors from the University of Wisconsin and has completed graduate coursework from the University of Wisconsin.

William J. O’Connor Jr., CFA, Director of Global Research, Capital Innovations. Mr. O’Connor began working in the investment industry in 1979. Mr. O’Connor is responsible for investment research. His professional focuses at the Sub-Adviser include equity research and portfolio management. Mr. O’Connor was previously employed at BMO Global Asset Management – USA and M&I Investment Management Corp. Mr. O’Connor received an MBA in finance from the University of Wisconsin, a BSC in Commerce from Santa Clara University and is a CFA charter holder.

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Chris A. Milner, Cantor. Mr. Milner is currently a Managing Director at Cantor Fitzgerald and the Chief Investment Officer of Real Assets at Cantor Fitzgerald Asset Management as well as the President of Cantor Fitzgerald Income Trust, Inc. Mr. Milner joined Cantor Fitzgerald in 2013. Previously, Mr. Milner spent 14 years at BlackRock and was a co-founder of their commercial real estate debt business. Mr. Milner was Global Head of CRE Debt and President of the Carbon Capital series of private real estate debt funds as well as a member of BlackRock’s Corporate Leadership Committee, the Real Estate Executive Committee and the Global Real Estate Investment Committee. Prior to joining BlackRock in 1997, Mr. Milner was responsible for the origination, underwriting and securitization of all commercial mortgage conduit production at PNC and was also a member of the PNC M&A team which acquired BlackRock and Midland Loan Services in 1995 and 1998, respectively. Mr. Milner has completed over 800 real estate debt, equity and capital markets transactions in North America, Europe and Asia with an aggregate value of over $37 billion, including raising over $13.5 billion of investor capital. Mr. Milner received an MBA in finance, with a concentration in real estate, from Indiana University and a Bachelor of Arts degree in economics from DePauw University.

Jay Frank, Cantor. Mr. Frank is currently the President of Cantor Fitzgerald Asset Management, which he joined in 2015. Mr. Frank has spent the last 19 years focused on the real assets, credit and alternative investment industries. Throughout his career, Mr. Frank has been involved in the creation, structuring, launch, capital formation, management, and monetization of dozens of real assets and credit strategies with over $30 billion in aggregate value. He has worked closely with wealth management, accounting, tax, and legal firms on the education, due diligence and implementation of sophisticated traditional and alternative investment solutions including Real Estate Investment Trusts, Business Development Companies, 1031 Tax Deferred Exchanges, 721 Tax Deferred Exchanges, Qualified Opportunity Funds, and cash management strategies. Mr. Frank earned a Bachelor of Arts degree in Business Economics with an emphasis in Accounting from the University of California, Santa Barbara. He holds FINRA Series 7, 24 and 63 licenses.

Aaron Wessner, Cantor. Mr. Wessner is currently the Head of Capital Markets for Cantor Fitzgerald Asset Management. Mr. Wessner joined Cantor Fitzgerald in 2011 and during his tenure has held senior capital markets positions within the firm’s commercial real estate debt and equity businesses involving over $6.5 billion of transactions. Additionally, Mr. Wessner has completed over $2 billion of commercial real estate acquisitions in Unites States involving multifamily, office, retail and industrial properties. Prior to joining Cantor Fitzgerald, Mr. Wessner was a co-founder of Park Bridge Financial, a privately held commercial real estate debt and equity advisory firm providing strategic advisory services to real estate owners and lenders on distressed debt and equity matters. Mr. Wessner’s previous experience includes positions within Merrill Lynch’s Global Commercial Real Estate Group, where he primarily focused on the distribution of commercial real estate debt including CMBS, whole-loans, B-notes and mezzanine positions. Additionally, Mr. Wessner was a member of Fitch Ratings’ CMBS group and Ernst & Young LLP’s Structured Finance Advisory practice. Mr. Wessner received a Bachelor of Arts from the University of Miami and a Master of Business Administration from the University of Florida. Mr. Wessner holds FINRA Series 7 and 63 licenses.

Portfolio Managers

Subject to the Committee’s oversight, Michael Underhill and Susan Dambekaln, who are members of the Committee, are the Fund’s portfolio managers (“Portfolio Managers”) and oversee the day-to-day investment operations of the Fund. Mr. Underhill’s and Ms. Dambekaln’s biographical information is presented above.

The SAI provides additional information about the Portfolio Manager’s compensation, other accounts managed and ownership of Fund shares.

Administrator, Transfer Agent, and Accounting Agent

Ultimus Fund Solutions, LLC (“Administrator”), located at 225 Pictoria Drive, Cincinnati, OH 45246 serves as Administrator, Transfer Agent, and Accounting Agent. For its services as Administrator, Transfer Agent, and Accounting Agent, the Fund pays Administrator the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

Custodian

UMB Bank, N.A., with its principal place of business located at 928 Grand Blvd., 10th Floor, Kansas City, Missouri 64106, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.

The Administrator is obligated to pay expenses associated with providing the services contemplated by a Fund Services Administration Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. The Transfer Agent is obligated to pay expenses associated with providing the services contemplated by a Transfer Agency Agreement, including compensation for its officers and employees providing transfer agent services to the Fund.

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The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the Custodian and Transfer Agent in connection with the Fund’s dividend reinvestment plan, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) distribution and shareholder servicing fees and (xiii) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

The Investment Advisory Agreement authorizes the Adviser or its delegate to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of July 1, 2025, the name, address and percentage of ownership of each entity or person that owned of record or beneficially 25% or more of the outstanding Class I shares and Class S shares of the Fund are as follows:

Class I
Name and Address	Percentage Owned	Type of Ownership
CHARLES SCHWAB & CO. INC./ SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS ATTN: MUTUAL FUNDS OPERATIONS	53.22%	Record
National Financial Services LLC 499 WASHINGTON BLVD JERSEY CITY, NJ 07310	32.62%	Record

Class S
Name and Address	Percentage Owned	Type of Ownership
CHARLES SCHWAB & CO. INC./ SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS ATTN: MUTUAL FUNDS OPERATIONS	56.62%	Record
National Financial Services LLC 499 WASHINGTON BLVD JERSEY CITY, NJ 07310	35.20%	Record

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined following the close of regular trading on the NYSE, generally 4:00 p.m. Eastern time, on each day the NYSE is open for trading. The Fund’s shares will be offered at NAV plus the applicable sales load, if any. The Fund’s NAV per share is calculated by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses and other liabilities of the Fund by the total number of shares outstanding. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the NAV of the shares.

The Board has adopted procedures pursuant to which the Fund will value its investments (the “Valuation Policy and Procedures”). In accordance with the Valuation Policy and Procedures, the Fund’s portfolio investments for which market quotations are readily available are valued at market value. Investments for which market quotations are not readily available or are deemed to be unreliable are valued at fair value as determined in good faith pursuant to Rule 2a-5 under the 1940 Act. As permitted by Rule 2a-5 under the 1940 Act, the Board has designated the Adviser as the Fund’s valuation designee (“Valuation Designee”) to perform fair value determinations relating to all portfolio investments. The Adviser carries out its designated responsibilities as Valuation Designee through various teams pursuant to the Valuation Policy and Procedures, which govern

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the Valuation Designee’s selection and application of methodologies and independent pricing services for determining and calculating the fair value of portfolio investments. The Valuation Designee will fair value portfolio investments utilizing inputs from various external and internal sources including, but not limited to, independent pricing services, dealer quotation reporting systems, independent third-party valuation firms and proprietary information. When determining the fair value of an investment, one or more fair value methodologies may be used. Fair value determinations will be based upon all available factors that the Valuation Designee deems relevant at the time of the determination. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

The valuation of the Fund’s investments is performed in accordance with Rule 2a-5 under the 1940 Act and in conjunction with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), issued by the Financial Accounting Standards Board. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Valuation Designee. Unobservable inputs reflect the Valuation Designee’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

●	Level 1: Quoted prices in active markets for identical assets or liabilities, accessible at the measurement date.

●	Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

●	Level 3: Unobservable inputs for the asset or liability.

Valuation of Public Securities

The Fund’s portfolio investments for which market quotations are readily available are valued at market value. Market value is generally determined on the basis of official exchange (e.g., NYSE or NASDAQ) closing prices or the last reported sales prices. Portfolio investments listed on more than one exchange will generally be valued at the last quoted sale price on the exchange on which the security is principally traded. Portfolio investments traded on a foreign exchange are valued as of the close of the NYSE at the closing price of such investments in their principal trading market but may be fair valued if subsequent events occurring before the computation of net asset value have materially affected the value of the securities. Trading may take place in foreign investments held by the Fund at times when the Fund is not open for business. To the extent certain of the Fund’s portfolio investments are traded in the over-the-counter market including, such investments are valued on the basis of quotations obtained from independent pricing services. If such quotations are not readily available or become unreliable, the Valuation Designee may recommend valuation through other means.

Valuation of Private Investment Funds

The sponsors or agents of the Private Investment Funds measure their investment assets at fair value and report a NAV per share no less frequently than quarterly (“Sponsor NAV”). The Private Investment Funds have generally adopted valuation practices consistent with the valuation standards and techniques established by professional industry associations that advise the institutional infrastructure investment community. Such valuation standards seek general application of U.S. Generally Accepted Accounting Principles (GAAP) fair value standards and the engagement of independent valuation advisory firms.

The valuations of the Private Investment Funds have a considerable impact on the Fund’s NAV as a significant portion of the Fund’s assets are intended to be invested in Private Investment Funds. Market and dealer quotations are generally not readily available for the Private Investment Funds in which the Fund invests, and as such, the Fund utilizes Sponsor NAVs or other valuation methodologies approved by the Fair Value Pricing Committee when determining the fair value of the Private Investment Funds. The Fund may also use a third-party valuation specialist to assist in determining fair value of the Private Investment Funds held in the Fund’s portfolio.

The Adviser and Sub-Adviser have developed a proprietary index that is intended to track the performance of the private infrastructure market, which is intended to reflect an accurate approximation of the value of the portion of the Registrant’s investment portfolio that is invested in Private Investment Funds. The proprietary index developed by the Adviser and Sub-Adviser considers several data points from third-party data providers and broad securities indices. The application of these factors results in a daily adjustment factor that is applied to the portion of the Registrant’s portfolio that is invested in Private Investment Funds and that is intended to minimize the deviation of the value of the Private Investment Funds as reflected in the books and records of the Registrant as compared to the net asset value of each such Private Investment Fund provided to the Registrant on a quarterly basis by the general partner of each Private Investment Fund.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a Portfolio Manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the Portfolio Manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of

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the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific Portfolio Manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Adviser has adopted policies and procedures and has structured its Portfolio Managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis which may result in the Fund not honoring the full amount of a required minimum distribution requested by a shareholder.

Notice to Shareholders

No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the shares as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 855-9-CANTOR or visit www.cantorinfrastructurefund.com to learn the current NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Contingent Deferred Sales Charges

Class I and Class S shares are not subject to a contingent deferred sales charge.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more

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than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY AND DIVIDEND REINVESTMENT PLAN

Quarterly Distribution Policy

The Fund’s distribution policy is to make quarterly distributions to shareholders. The distribution rate may be modified by the Board from time to time. All or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. Although such distributions are not currently taxable, such distributions will have the effect of lowering a shareholder’s tax basis in the shares which will result in a higher tax liability when the shares are sold, even if they have not increased in value, or, in fact, have lost value. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and

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profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Plan.”

The quarterly distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each quarter. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Please refer to the Fund’s most recent Section 19(a) notice, available at www.cantorinfrastructurefund.com, for additional information regarding the composition of distributions. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board reserves the right to change the quarterly distribution policy from time to time.

Dividend Reinvestment Plan

The Fund will operate under a dividend reinvestment plan administered by the Transfer Agent. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment plan, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should notify the Transfer Agent in writing at Cantor Fitzgerald Infrastructure Fund, c/o Ultimus Fund Solutions, LLC, Via Regular Mail: P.O. Box 46707, Cincinnati, Ohio 45246-0707 or Via Overnight Mail: 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246. Under the dividend reinvestment plan, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment plan. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment plan, the Transfer Agent will administer the dividend reinvestment plan on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment plan.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment plan. There is no direct service charge to participants with regard to purchases under the dividend reinvestment plan; however, the Fund reserves the right to amend the dividend reinvestment plan to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment plan should be directed to the Transfer Agent at Cantor Fitzgerald Infrastructure Fund, c/o Ultimus Fund Solutions, LLC, Via Regular Mail: P.O. Box 46707, Cincinnati, Ohio 45246-0707 or Via Overnight Mail: 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246. Certain transactions can be performed by calling the toll-free number 855-9-CANTOR.

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U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, is intended for U.S. shareholders, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state, local, or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. Shareholders will not be subject to the alternative minimum tax.

Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment plan. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Taxation of Foreign Shareholders

Because of the fact-specific impact of the applicable U.S. tax rules and their interaction with tax treaties, a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (“foreign shareholder”) as defined in the Code are urged to consult their own tax advisor regarding the U.S. federal tax consequences of the holding, sale, exchange or other disposition of the Fund’s shares. The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.

Generally, a foreign shareholder will be subject to U.S. federal income tax on distributions received from the Fund or upon dispositions of Shares if the Fund is “effectively connected” with a U.S. trade or business carried on by the foreign shareholder.

Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income may be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the foreign shareholder), which tax generally is withheld from such distributions by the Fund. All foreign shareholders should consult their tax advisors to determine the appropriate tax forms to provide to the Fund to claim a reduced rate or exemption from U.S. federal withholding taxes, and the proper completion of those forms.

Capital gain dividends and any amounts retained by the Fund that are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or applicable lower treaty rate) unless the foreign shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

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Notwithstanding the foregoing, properly reported dividends generally are exempt from U.S. withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% equity holder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign shareholder will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing the correct IRS Form W-8). In the case of Fund shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. If a repurchase of a shareholder’s shares by the Fund does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Fund shares repurchased. If the repurchase qualifies as a sale or exchange, the shareholder generally will realize capital gain or loss equal to the difference between the amount received in exchange for the repurchased shares and the adjusted tax basis of those shares.

Any capital gain that a foreign shareholder realizes upon a repurchase of Fund shares or otherwise upon a sale or exchange of Fund shares will ordinarily be exempt from U.S. tax unless (i) in the case of a foreign shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) at any time during the shorter of the period during which the foreign shareholder held such Fund shares and the five-year period ending on the date of the disposition of those shares, the Fund was a “United States real property holding corporation” (as such term is defined in the Code) and the foreign shareholder actually or constructively held more than 5% of the Fund’s shares.

Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund that are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Fund shares will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations, and such taxable amounts may subject a foreign shareholder to U.S. tax filing obligations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a foreign shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption.

FATCA. Payments to a shareholder that is either a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Foreign Account Tax Compliance Act (“FATCA”) may be subject to a generally nonrefundable 30% withholding tax on: (a) income dividends paid by a Fund and (b) certain capital gain distributions and the proceeds arising from the sale of Fund shares paid by the Fund. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reports information relating to them. A Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of a Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on December 16, 2021. The Fund’s Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders.

The following table shows the amounts of Fund shares that have been authorized and are outstanding as of July 1, 2025:

Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Held by Fund or for its Account
Class A Shares	Unlimited	None	2,885,888.5320
Class C Shares	Unlimited	None	778,327.3320
Class I Shares	Unlimited	None	14,222,209.0330
Class S Shares	Unlimited	None	15,838,474.4170

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Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See “Dividend Reinvestment Plan.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares is recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

Other Classes of Shares. The Fund offers Class A and Class C shares by a different prospectus. Class A and Class C shares are subject to lower investment minimums, but are subject to sales charges, shareholders servicing fees, and distribution fees (Class C shares only).

ANTI-TAKEOVER AND OTHER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The 1940 Act does not provide shareholders with an affirmative right to remove a Trustee. Furthermore, the Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation.

The Declaration of Trust also includes provisions permitting a shareholder to bring a derivative action only if he or she makes a pre-suit demand upon the Board to bring the subject action, and the Board can bar such a shareholder from bringing such an action. In addition, the Declaration of Trust requires holders of more than a majority of the shares to join in any such action. Further, the Declaration of Trust requires that the shareholder making a pre-suit demand on the Board may be required to undertake to reimburse the Fund for the expense of any advisors the Board hires in its investigation of the demand in the event that the Board determines not to bring the action. However, none of these provisions regarding derivative actions applies to claims arising under federal securities laws.

Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

Ultimus Fund Distributors, LLC, located at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Distributor is an affiliate of the Administrator. The Fund’s shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into agreements with financial intermediaries for the sale and servicing of the Fund’s shares. In reliance on Rule 415, the Fund intends to offer to sell an unlimited number of its shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class I and Class S shares are not currently subject to a Distribution Fee.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a financial intermediaries’ registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating the financial intermediaries. The Additional

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Compensation may differ among financial intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the financial intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling financial intermediary may create potential conflicts of interest between an investor and its financial intermediary who is recommending the Fund over other potential investments. Additionally, the Fund may pay a servicing fee to Intermediaries for providing ongoing services in respect of shareholders of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request.

The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, perform services for the Adviser and its affiliates in the ordinary course of business.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Cantor Fitzgerald Infrastructure Fund to:

Cantor Fitzgerald Infrastructure Fund
c/o Ultimus Fund Solutions, LLC
Via Regular Mail:

P.O. Box 46707

Cincinnati, Ohio 45246-0707

Via Overnight Mail:

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash, money orders, or cashier’s checks. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.

The Transfer Agent will charge a $25.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the Transfer Agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the Transfer Agent or send a facsimile to 402-963-9094. Upon receipt of the completed account application, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account

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number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 855-9-CANTOR for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds.

By Wire — Subsequent Investments

Before sending a wire, investors must contact Transfer Agent to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Online — Subsequent Investments

You can request subsequent investments to your account using the Fund’s online functionality. The money to fund the investment would be automatically drafted from your bank account by Automate Clearing House (“ACH”). Please visit the Fund’s website www.cantorinfrastructurefund.com to obtain instructions or contact the Fund at 855-9-CANTOR for more information on processing purchases by ACH.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 855-9-CANTOR for more information about the Fund’s Automatic Investment Plan.

By Telephone — Subsequent Investments

Investors may purchase additional shares of the Fund by calling 855-9-CANTOR. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account by ACH. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, Administrator will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call Administrator at 855-9-CANTOR for additional assistance when completing an application.

If Transfer Agent does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Purchase Terms

The minimum initial purchase for Class I shares by an investor is $1,000,000. The Fund reserves the right to waive the investment minimum. The Fund may permit a financial intermediary to waive the initial minimum per shareholder for Class I shares in the following situations: broker-dealers purchasing fund shares for clients in broker-sponsored discretionary fee-based advisory programs; financial intermediaries with clients of a registered investment advisor (RIA) purchasing fund shares in fee based advisory accounts with a $1,000,000 aggregated initial investment across multiple clients; and certain other situations deemed appropriate by the Fund. The Fund’s Class I shares are offered for sale through its Distributor at net asset value. The price of the shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the shares. Class S shares closed to new investors and to new investments by existing shareholders (with the exception of dividend and/or capital gain reinvestments and certain recurring investments such as those made pursuant to an automatic investment plan) on February 28, 2025.

Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

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Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Class I Shares

Class I shares will be sold at the prevailing NAV per Class I share and are not subject to any upfront sales charge. The Class I shares are not subject to a Distribution Fee, shareholder servicing fees, or contingent deferred sales charges. Class I shares may only be available through certain financial intermediaries. Because the Class I shares of the Fund are sold at the prevailing NAV per Class I share without an upfront sales charge, the entire amount of your purchase is invested immediately. However, for all accounts, Class I shares require a minimum investment of $1,000,000, while subsequent investments may be made with $100. The Fund reserves the right to waive the investment minimum. Class I shares may be converted into Class S shares in the following situations: if an investor invests at least $10,000,000 or commits to invest at least $10,000,000 within three months of such shareholders initial purchase of shares of the Fund (such three month time frame may be extended in the Fund’s discretion); and if clients of a non-broker dealer financial intermediary purchase fund shares with a $10,000,000 aggregated investment across multiple clients or commits to invest $10,000,000 aggregated investment across multiple clients within three months of a client’s initial purchase of Class S shares (such three month time frame may be extended in the Fund’s discretion).

Class S Shares

Class S shares closed to new investors and to new investments by existing shareholders (with the exception of dividend and/or capital gain reinvestments and certain recurring investments such as those made pursuant to an automatic investment plan) on February 28, 2025.

Share Class Exchanges

Upon request, the Fund may, in its discretion, permit a current Fund shareholder to exchange shares of one class of the Fund held by them to another class of Fund shares; provided, however, that such shareholder meets the requirements of the new share class or such requirements have been waived in the Adviser’s discretion.

Shareholder Service Expenses

Class I and Class S shares are not subject to shareholder servicing expenses.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by DLA Piper LLP, 1201 West Peachtree Street, Suite 2900, Atlanta GA 30309.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 855-9-CANTOR to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd. is the independent registered public accounting firm for the Fund and will audit the Fund’s consolidated financial statements. Cohen & Company, Ltd. is located at 342 N. Water St., Suite 830, Milwaukee, WI 53202.

ADDITIONAL INFORMATION

The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-262031). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

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TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	1
Investment Objective and Policies	1
Repurchases and Transfers of Shares	12
Management of the Fund	17
Codes of Ethics	22
Proxy Voting Policies and Procedures	22
Control Persons and Principal Holders	23
Investment Advisory and Other Services	24
Portfolio Managers	25
Allocation of Brokerage	27
Tax Status	28
Other Information	32
Independent Registered Public Accounting Firm	33
Consolidated Financial Statements	33
Appendix A – Capital Innovations, LLC Proxy Voting Policies and Procedures	A-1

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NOTICE OF PRIVACY POLICY & PRACTICES

Facts	What does the Cantor Fitzgerald Infrastructure Fund do with your personal information?
Why?

Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
	●	Name, address, Social Security number
	●	Proprietary information regarding your beneficiaries
	●	Information regarding your earned wages and other sources of income
When you are no longer our customer, we continue to share your information as described in this notice.
How?

All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons the Cantor Fitzgerald Infrastructure Fund chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does the Fund share?	Can you limit this sharing?
For our everyday business purposes - such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes - to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates to support everyday business functions - information about your transactions supported by law	Yes	No
For our affiliates’ everyday business purposes - information about your creditworthiness	No	We don’t share
For non-affiliates to market to you	No	We don’t share

Questions?	Call us at: 855-9-CANTOR.

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Who are we
Who is providing this notice?	Cantor Fitzgerald Infrastructure Fund
What we do
How does Cantor Fitzgerald Infrastructure Fund protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.
Why does Cantor Fitzgerald Infrastructure Fund collect my personal information?	We collect your personal information, for example
	●	To know investors’ identities and thereby prevent unauthorized access to confidential information;
	●	Design and improve the products and services we offer to investors;
	●	Comply with the laws and regulations that govern us.
Why can’t I limit all sharing?	Federal law gives you the right to limit only
	●	sharing for affiliates’ everyday business purposes – information about your creditworthiness
	●	affiliates from using your information to market to you
	●	sharing for non-affiliates to market to you
State laws and individual companies may give you additional rights to limit sharing.
Definitions
Affiliates	Companies related by common ownership or control. They can be financial and non-financial companies.
	●	Cantor Fitzgerald Infrastructure Fund has affiliates.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies.
	●	Cantor Fitzgerald Infrastructure Fund does not share with nonaffiliates so they can market to you.
Joint Marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you.
	●	Cantor Fitzgerald Infrastructure Fund doesn’t jointly market.

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Cantor Fitzgerald Infrastructure Fund

Class I Shares (CFIIX) of Beneficial Interest

Class S Shares (CFISX) of Beneficial Interest

August 1, 2025

Investment Adviser
Cantor Fitzgerald Investment Advisors, L.P.

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

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STATEMENT OF ADDITIONAL INFORMATION

August 1, 2025

CANTOR FITZGERALD INFRASTRUCTURE FUND

Class I Shares (CFIIX) of Beneficial Interest
Class S Shares (CFISX)

Principal Executive Offices

110 E. 59th Street, New York, NY 10022

855-9-CANTOR

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the Class I and Class S prospectus of Cantor Fitzgerald Infrastructure Fund (the “Fund” or the “Trust”), dated August 1, 2025 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 855-9-CANTOR or by visiting www.cantorinfrastructurefund.com. Information on the website is not incorporated herein by reference. The Fund’s filings with the SEC also are available to the public on the SEC’s Internet web site at https://www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

TABLE OF CONTENTS

General Information and History	1
Investment Objective and Policies	1
Repurchases and Transfers of Shares	12
Management of the Fund	17
Codes of Ethics	22
Proxy Voting Policies and Procedures	22
Control Persons and Principal Holders	23
Investment Advisory and Other Services	24
Portfolio Managers	25
Allocation of Brokerage	27
Tax Status	28
Other Information	32
Independent Registered Public Accounting Firm	33
CONSOLIDATED Financial Statements	33
appendix A – Capital Innovations, LLC proxy voting policies and procedures	A-1

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GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on December 16, 2021. The Fund’s principal office is located at c/o Cantor Fitzgerald Investment Advisors, L.P., 110 E. 59th Street, New York, NY 10022, and its telephone number is 855-9-CANTOR. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive or conversion rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund has multiple classes of shares, including Class I and Class S shares. Information on Class A and Class C shares is available in a separate Statement of Additional Information. Class S shares closed to new investors and to new investments by existing shareholders (with the exception of dividend and/or capital gain reinvestments and certain recurring investments such as those made pursuant to an automatic investment plan) on February 28, 2025. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees’ fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Board of Trustees of the Fund (the “Board” or the “Trustees”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to generate attractive, risk-adjusted returns with an emphasis on current income.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)	Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33 1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

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(2)	Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33 1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)	Purchase securities on margin, but may sell securities short and write call options.

(4)	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

(5)	Invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry, except the infrastructure industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities, as well as to investments in investment companies that primarily invest in such securities. Under normal circumstances, the Fund invests over 25% of its assets in the securities of companies or entities in the infrastructure industry.

(6)	Purchase or sell commodities, commodity contracts, including commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)	Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this restriction shall not prevent the Fund from investing in securities of companies engaged in the real estate business or securities or other instruments backed by real estate or mortgages), or commodities or commodity contracts.

(8)	Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities.

Other Fundamental Policies

(1)	In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than for 5% of the shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

Non-Fundamental Policies

The following are additional investment limitations of the Fund and may be changed by the Board without shareholder approval.

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1. 80% Investment Policy.  The Fund has adopted a policy to invest at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in securities issued by infrastructure companies, as defined in the Prospectus.  Shareholders of the Fund will be provided with at least 60 days’ prior notice of any change in a Fund’s 80% policy.  The notice will be provided in a separate written document containing the following, or similar, statement, in boldface type: “Important Notice Regarding Change in Investment Policy.”  The statement will also appear on the envelope in which the notice is delivered, unless the notice is delivered separately from other communications to the shareholder.

If a restriction on a Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of a Fund’s investment portfolio, resulting from changes in the value of a Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Certain Portfolio Securities and Other Operating Policies

As discussed in the Prospectus, the Fund strategically invests in a portfolio of private institutional infrastructure investment funds as well as public infrastructure securities. The Fund may also invest in ETFs and other investment vehicles such as closed-end funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in infrastructure as well as other publicly traded income producing securities. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. The Fund’s investment adviser is Cantor Fitzgerald Investment Advisors, L.P. (the “Adviser”). The Adviser is responsible for allocating the Fund’s assets among various securities using its investment strategies, subject to policies adopted by the Board. Additional information regarding the types of securities and financial instruments is set forth below.

Private Investment Funds

The Fund attempts to achieve its investment objectives by allocating its capital among a select group of institutional asset managers with expertise in managing portfolios of infrastructure related securities. Private Investment Funds typically accept investments on a quarterly basis, have quarterly repurchases, and do not have a defined termination date.

In addition to diversification across asset type and geographic markets, Private Investment Funds may diversify by differing underlying economic drivers, including demand, population growth or inflation. While some institutional asset managers will seek diversification across asset types, certain Private Investment Funds may have a more specific focus and not seek such diversification, but instead utilize an investment strategy utilizing expertise within specific or multiple infrastructure categories.

The Private Investment Funds may utilize leverage, pursuant to their operative documents, as a way to seek or enhance returns. Dependent upon the investment strategy, geographic focus and/or other economic factors, each Private Investment Fund will have differing limitations on the utilization of leverage. Such limitations are Private Investment Fund specific and may apply to an overall portfolio limitation as well as a property specific limitation. The Fund will limit its borrowing and the overall leverage of its portfolio to an amount that does not exceed 33 1/3% of the Fund’s gross asset value.

Publicly Traded Securities

Direct and Indirect Common Stock. The Fund may invest in equity securities, both directly and indirectly through investments in shares of ETFs and other investment companies, American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and other types of securities and instruments described in this SAI and in the Prospectus. The equity portion of the Fund’s portfolio may include common stocks traded on domestic or foreign securities exchanges or on the over-the-counter market. In addition to common stocks, the equity portion of the Fund’s portfolio may also include preferred stocks, convertible preferred stocks, convertible bonds and other equity securities. Prices of equity securities in which the Fund may invest may fluctuate in response to many factors, including, but not limited to, the activities of the

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individual companies whose securities the Fund owns, general market and economic conditions, interest rates and specific industry changes. Such price fluctuations subject the Fund to potential losses. In addition, regardless of any one company’s particular prospects, a declining stock market may produce a decline in prices for all equity securities, which could also result in losses for the Fund. Market declines may continue for an indefinite period of time, and investors should understand that during temporary or extended bear markets, the value of equity securities will decline.

Preferred Stock. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer’s earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including, without limitation, dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock. Preferred stocks may include the obligation to pay a stated dividend. The price of preferred stocks could depend more on the size of the dividend than on the company’s performance. If a company fails to pay the dividend, its preferred stock is likely to drop in price. Changes in interest rates can also affect the price of preferred stock.

Real Estate Securities. The Fund may invest in readily marketable securities issued by companies that invest in real estate or interests therein. The Fund may also invest in readily marketable interests issued by real estate investment trusts (“REITs”). REITs are generally publicly traded on national stock exchanges and in the over-the-counter market and have varying degrees of liquidity. Investment in real estate securities are subject to risks inherent in the real estate market, including, without limitation, risks related to changes in interest rates, possible declines in the value of and demand for real estate, adverse general and local economic conditions, possible lack of availability of mortgage funds, overbuilding in a given market and environmental problems.

Asset-Backed Securities. The Fund may invest in asset-backed securities backed by loans. Typically, asset-backed securities represent undivided fractional interests in a trust whose assets consist of a pool of loans and security interests in the collateral securing the loans. Payments of principal and interest on asset-backed securities are passed through monthly to certificate holders and are usually guaranteed up to a certain amount and time period by a letter of credit issued by a financial institution. In some cases, asset-backed securities are divided into senior and subordinated classes so as to enhance the quality of the senior class. Underlying loans are subject to risks of prepayment, which may reduce the overall return to certificate holders. If the letter of credit is exhausted and the full amounts due on underlying loans are not received because of unanticipated costs, depreciation, damage or loss of the collateral securing the contracts, or other factors, certificate holders may experience delays in payment or losses on asset backed securities. The Fund may invest in other asset backed securities (e.g., equipment trust certificates), including those that may be developed in the future.

Corporate and Municipal Debt Securities. Corporate and municipal debt securities purchased by the Fund may be of any credit quality, maturity or yield. Accordingly, the Fund’s debt securities may include those rated “investment grade” by nationally recognized statistical rating organizations (“NRSROs”) or are unrated securities that the Adviser or Sub-Adviser believes are of comparable.

In addition, the Fund may invest in debt securities that are rated below investment grade (i.e., “junk bonds”) by NRSROs or are unrated securities that the Adviser or Sub-Adviser believes are of comparable quality. Below investment grade and unrated bonds are considered speculative with respect to their capacity to pay interest and repay principal in accordance with the terms of the obligation. While generally providing greater income and opportunity for gain, non-investment grade debt securities are subject to greater risks than higher-rated securities.

Companies that issue below investment grade or unrated bonds are often highly leveraged and may not have more traditional methods of financing available to them. During an economic downturn or recession, highly leveraged issuers of high-yield securities may experience financial stress and may not have sufficient revenues to meet their interest payment obligations. Economic downturns tend to disrupt the market for such bonds, lowering their values and increasing their price volatility. The risk of issuer default is higher with respect to junk bonds because such issues may be subordinated to other creditors of the issuer.

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The credit rating from an NRSRO of a junk bond does not necessarily address its market value risk, and ratings may from time to time change to reflect developments regarding the issuer’s financial condition. The lower the rating of a junk bond, the more speculative its characteristics. While the Adviser utilizes the ratings of various credit rating services as one factor in establishing creditworthiness, it relies primarily upon its own analysis of factors establishing creditworthiness.

The Fund may have difficulty selling certain junk bonds because they may have a thin trading market. The lack of a liquid secondary market may have an adverse effect on the market price and the Fund’s ability to dispose of particular issues and may also make it more difficult for the Fund to obtain accurate market quotations in valuing these assets. In the event the Fund experiences an unexpected level of net redemptions, the Fund could be forced to sell its junk bonds at an unfavorable price. Prices of junk bonds have been found to be less sensitive to fluctuations in interest rates and more sensitive to adverse economic changes and individual corporate developments than those of higher-rated debt securities.

Private Activity Bonds. Private activity bonds are generally revenue bonds payable not from general taxes, but from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, that do not generally carry the pledge of the credit of the issuing municipality. Interest paid from passive activity bonds is generally taxable as ordinary income and, if the proceeds from private activity bonds are used for the construction, repair or improvement of privately operated industrial or commercial facilities, the interest paid on such bonds may be excluded from gross income for U.S. federal income tax purposes, although current federal tax laws place substantial limitations on the size of these issues. Sizable investments in these obligations could involve an increased risk to the Fund should any of the related facilities experience financial difficulties. The obligations of issuers may become subject to laws enacted in the future by Congress, state legislatures, or local governments of referenda extending the time for payment of principal or interest, or imposing other constraints upon enforcement of such obligations or upon the ability of municipalities to levy taxes. Furthermore, as a result of legislation or other conditions, the power or ability of any issuer to pay, when due, the principal of and interest on its municipal obligations may be materially affected.

Other Investment Companies. The Fund may invest in securities of other investment companies, including ETFs. The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests, in addition to the management fees (and other expenses) paid by the Fund. The Fund’s investments in other investment companies are subject to statutory limitations prescribed by the 1940 Act, including in certain circumstances a prohibition on the Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund’s total assets in securities of any one investment company or more than 10% of its total assets in the securities of all investment companies. In addition, Section 12(d)(1)(F) of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such registered investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not, and is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1.50%. Further, the Fund may rely on Rule 12d1-3, which allows unaffiliated investment companies to exceed the 5% limitation and the 10% limitation, provided the aggregate sales loads any investor pays does not exceed the limits on sales loads established by the FINRA for funds of funds. Many ETFs, however, have obtained exemptive relief from the SEC to permit unaffiliated funds (such as the Fund) to invest in their shares beyond these statutory limits, subject to certain conditions and pursuant to contractual arrangements between the ETFs and the investing funds. The Fund may rely on these exemptive orders in investing in ETFs.

ETFs are shares of unaffiliated investment companies issuing shares which are traded like traditional equity securities on a national stock exchange. Much like an index mutual fund, an ETF represents a portfolio of securities, which is often designed to track a particular market segment or index. An investment in an ETF, like one in any investment company, carries the same risks as those of its underlying securities. An ETF may fail to accurately track the returns of the market segment or index that it is designed to track, and the price of an ETF’s shares may fluctuate or lose money. In addition, because they, unlike other investment companies, are traded on an exchange, ETFs are subject to the following risks: (i) the market price of the ETF’s shares may trade at a premium or discount to the ETF’s net asset value; (ii) an active trading market for an ETF may not develop or be maintained; and (iii) there is no assurance that the requirements of the exchange necessary to

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maintain the listing of the ETF will continue to be met or remain unchanged. In the event substantial market or other disruptions affecting ETFs should occur in the future, the liquidity and value of the Fund’s shares could also be substantially and adversely affected.

Although not a principal investment strategy, the Fund may invest up to 10% of its assets in private funds employing hedging strategies (commonly known as “hedge funds”, i.e., investment funds that would be investment companies but for the exemptions under Rule 3(c)(1) or 3(c)(7) under the 1940 Act). Among other things, the hedge funds may invest in U.S. and non-U.S. equity and debt securities and may engage in leverage, short selling and derivative transactions. Hedge funds typically offer their securities privately without registration under the Securities Act, in large minimum denominations (often at least $1 million) to a limited number of high net worth individual and institutional investors hedge funds are not registered as investment companies under the 1940 Act pursuant to an exemption from registration under the 1940 Act.

Typically, investment managers of hedge funds are compensated through asset-based fees and incentive-based allocations. The hedge funds employ a variety of “alternative” investment strategies to achieve attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns) with low correlation to the broad equity and fixed-income markets. “Alternative” investment strategies, unlike “relative return strategies,” are generally managed without reference to the performance of equity, debt and other markets. Alternative investment strategies permit the managers of hedge funds to use leveraged or short sale positions to take advantage of perceived inefficiencies in the global capital markets. Alternative investment strategies differ from the investment programs of traditional registered investment companies, such as mutual funds. “Traditional” investment companies are generally characterized by long-only investments and restricted use of leverage.

Foreign Securities

The Fund may invest, directly or indirectly, in non-U.S. infrastructure companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

Emerging Markets Securities

The Fund may invest, directly or indirectly, in issuers domiciled in emerging markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

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Additional risks of emerging markets securities may include (i) greater social, economic and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging technique, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

Money Market Instruments

The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or the Sub-Adviser deems appropriate under the circumstances. Pending allocation of the offering proceeds of this offering and thereafter, from time to time, the Fund also may invest in these instruments and other investment vehicles. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (the “FDIC”), and repurchase agreements.

Special Investment Techniques

The Fund may use a variety of special investment instruments and techniques to hedge against various risks or other factors and variables that may affect the values of the Fund’s portfolio securities. The Fund may employ different techniques over time, as new instruments and techniques are introduced or as a result of regulatory developments. Some special investment techniques that the Fund may use may be considered speculative and involve a high degree of risk, even when used for hedging purposes. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities.

Derivatives

The Fund may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Options and Futures. The Fund may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter (“OTC”) market, or they may be negotiated directly with counterparties. In cases where instruments are purchased OTC or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out a position.

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The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call options for both hedging purposes and to pursue the Fund’s investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations to avoid regulation as a commodity pool. The CFTC eliminated limitations on futures trading by certain regulated entities, including registered investment companies, and consequently registered investment companies may engage in unlimited futures transactions and options thereon provided that the investment manager to such company claims an exclusion from regulation as a commodity pool operator. If the Fund were to use derivatives subject to regulation by the CFTC in connection with its management of the Fund, the Adviser will claim such an exclusion from registration as a commodity pool operator under the Commodity Exchange Act (“CEA”). Therefore, it would not be subject to the registration and regulatory requirements of the CEA.

Successful use of futures also is subject to the Adviser’s ability to correctly predict movements in the relevant market. To the extent that a transaction is entered into for hedging purposes, successful use is also subject to the Adviser’s ability to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price.

Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the OTC market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Swap Agreements. The Fund may enter into a variety of swap agreements, including equity, interest rate, and index swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities

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representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

Government Regulation of Derivatives. It is possible that government regulation of various types of derivative instruments, including futures and swap agreements, may limit or prevent the Fund from using such instruments as a part of its investment strategy, and could ultimately prevent the Fund from being able to achieve its investment objective. It is impossible to predict fully the effects of legislation and regulation in this area, but the effects could be substantial and adverse.

The futures markets are subject to comprehensive statutes, regulations, and margin requirements. The SEC, the CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the implementation or reduction of speculative position limits, the implementation of higher margin requirements, the establishment of daily price limits and the suspension of trading.

The regulation of swaps and futures transactions in the U.S., the European Union and other jurisdictions is a rapidly changing area of law and is subject to modification by government and judicial action. There is a possibility of future regulatory changes altering, perhaps to a material extent, the nature of an investment in the Fund or the ability of the Fund to continue to implement its investment strategies.

Under recently adopted rules and regulations, transactions in some types of swaps (including interest rate swaps and credit default swaps on North American and European indices) are required to be centrally cleared, and additional types of swaps may be required to be centrally cleared in the future. In a transaction involving those swaps (“cleared derivatives”), the Fund’s counterparty is a clearing house, rather than a bank or broker. Since the Fund is not a member of a clearing house and only clearing members can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives transactions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through its accounts at clearing members. Clearing members guarantee performance of their clients’ obligations to the clearing house.

In addition, U.S. regulators, the European Union and certain other jurisdictions have adopted minimum margin and capital requirements for uncleared OTC derivatives transactions. It is expected that these regulations will have a material impact on the Fund’s use of uncleared derivatives. These rules will impose minimum margin requirements on derivatives transactions between the Fund and its swap counterparties and may increase the amount of margin the Fund is required to provide. They will impose regulatory requirements on the timing of transferring margin, which may accelerate the Fund’s current margin process. They will also effectively require changes to typical derivatives margin documentation. Such requirements could increase the amount of margin the Fund needs to provide in connection with uncleared derivatives transactions and, therefore, make such transactions more expensive.

The regulation of the derivatives markets has increased over the past several years, and additional future regulation of the derivatives markets may make derivatives more costly, may limit the availability or reduce the liquidity of derivatives or may otherwise adversely affect the value or performance of derivatives. For instance, in October 2020, the SEC adopted Rule 18f-4 under the 1940 Act providing for the regulation of a registered investment company’s use of derivatives, short sales, reverse repurchase agreements, and certain other instruments. Under Rule 18f-4, a fund’s derivatives exposure is limited through a value-at-risk test and requires the adoption and implementation of a derivatives risk management program

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for certain derivatives users. However, subject to certain conditions, funds that do not invest heavily in derivatives may be deemed limited derivatives users (as defined in Rule 18f-4) and would not be subject to the full requirements of Rule 18f-4. In connection with the adoption of Rule 18f-4, the SEC also eliminated the asset segregation and cover framework arising from prior SEC guidance for covering derivatives and certain financial instruments, as discussed herein. Rule 18f-4 could limit the Fund’s ability to engage in certain derivatives and other transactions and/or increase the costs of such transactions, which could adversely affect the value or performance of the Fund.

Short Sales

A short sale is a transaction in which a party sells a security it does not own or have the right to acquire (or that it owns but does not wish to deliver) in anticipation that the market price of that security will decline. When a party makes a short sale, the broker-dealer through which the short sale is made must borrow the security sold short and deliver it to the party purchasing the security. The party is required to make a margin deposit in connection with such short sales; the party may have to pay a fee to borrow particular securities and will often be obligated to pay over any dividends and accrued interest on borrowed securities. If the price of the security sold short increases between the time of the short sale and the time the party covers the short position, the party will incur a loss; conversely, if the price declines, the party will realize a capital gain. Any gain will be decreased, and any loss increased, by the transaction costs described above.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss. The Fund will rely on an exemption in Rule 18f-4(f) when purchasing when-issued and forward commitment securities, if certain conditions are met.

Credit Facilities

The Fund may enter into secured bank lines of credit (the “Credit Facilities”) for the purpose of investment purchases and other liquidity requirements subject to the limitations of the 1940 Act for borrowings. As collateral for the Credit Facilities, the Fund grants the Banks a first position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts.

Market Volatility

The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. The value of a security or other instrument may decline due to changes in general market conditions, economic trends or events that are not specifically related to the issuer of the security or other instrument, or factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries,

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sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates generally do not have the same impact on all types of securities and instruments.

Operational and Cybersecurity Risk

The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.

For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.

With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountant, fund administrator, transfer agent, pricing vendors and/or other third party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. The Fund also may incur substantial costs for cybersecurity risk management in order to guard against any cyber incidents in the future. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified, in large part because different unknown threats may emerge in the future. Similar types of cybersecurity risks also are present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect such a counterparty’s ability to meets it obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.

Portfolio Turnover

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. It is anticipated that the Fund’s portfolio turnover rate will ordinarily be less than 20%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the underlying funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the underlying funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. The portfolio turnover rate for the fiscal year ended March 31, 2025 was 1.00% and for the fiscal year ended March 31, 2024 was 1%.

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Non-Diversified Status

The Fund does not intend to meet the diversification requirements of the 1940 Act as in effect from time to time. Because the Fund is “non-diversified” under the 1940 Act, it is subject only to certain federal tax diversification requirements. Under federal tax laws, the Fund may, with respect to 50% of its total assets, invest up to 25% of its total assets in the securities of any issuer. With respect to the remaining 50% of the Fund’s total assets, (i) the Fund may not invest more than 5% of its total assets in the securities of any one issuer, and (ii) the Fund may not acquire more than 10% of the outstanding voting securities of any one issuer. These tests apply at the end of each quarter of the taxable year and are subject to certain conditions and limitations under the Code. These tests do not apply to investments in United States Government Securities and regulated investment companies. Because the Fund is “non-diversified,” it can invest a greater percentage of its assets in a single issuer or a group of issuers, and, as a result, may be subject to greater credit, market, and other risks than a diversified fund. The poor performance by a single issuer may have a greater impact on the performance of a non-diversified fund. A non-diversified fund’s shares tend to be more volatile than shares of a diversified fund and are more susceptible to the risks of focusing investments in a small number of issuers or industries, and the risks of a single economic, political or regulatory occurrence.

REPURCHASES AND TRANSFERS OF SHARES

Repurchase Offers

The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms

1.	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time.

2.	The repurchase offers will be made in March, June, September and December of each year.

3.	The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer no less than 21 days and more than 42 of the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day) (the “Repurchase Request Deadline”).

4.	The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the net asset value applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2.00% of the proceeds.

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Generally, the Fund does not charge a repurchase fee. The Fund may rely on Rule 23c-3 only so long as the Board satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures: All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the outstanding shares of the Fund on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification: No less than 21 days and more than 42 before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

1.	A statement that the Fund is offering to repurchase its shares from shareholders at net asset value;

2.	Any fees applicable to such repurchase, if any;

3.	The Repurchase Offer Amount;

4.	The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5.	The risk of fluctuation in net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6.	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7.	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.	The circumstances in which the Fund may suspend or postpone a repurchase offer;

9.	The net asset value of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the net asset value thereafter; and

10.	The market price, if any, of the shares on the date on which such net asset value was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

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Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of less than 100 shares and who tender all of their shares for repurchase, before prorating shares tendered by others, or

2.	Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.	If the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”);

2.	If the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3.	For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

4.	For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value: The Fund’s current NAV per share shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV need not be calculated on:

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1.	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2.	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3.	Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy: The Board may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Fund’s investment adviser, but shall continue to be responsible for monitoring the investment adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1.	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

a)	The frequency of trades and quotes for the security.

b)	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

c)	Dealer undertakings to make a market in the security.

d)	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

e)	The size of the Fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.	If market developments impair the liquidity of a security, the investment adviser should review the advisability of retaining the security in the portfolio. The investment adviser should report to the basis for its determination to retain a security at the next Board meeting.

3.	The Board shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4.	These procedures may be modified as the Board deems necessary.

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Registration Statement Disclosure: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1.	Disclosure of its fundamental policy regarding periodic repurchase offers.

2.	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

a.	the number of repurchase offers,

b.	the repurchase offer amount and the amount tendered in each repurchase offer,

c.	and the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

Advertising: The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with the Financial Industry Regulatory Authority, Inc. (“FINRA”) or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Involuntary Repurchases

The Fund may, at any time, repurchase at net asset value shares held by a shareholder, or any person acquiring shares from or through a shareholder, if: the shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; ownership of the shares by the shareholder or other person will cause the Fund to be in violation of, or require registration of the shares, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; continued ownership of the shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; the shareholder owns shares having an aggregate net asset value less than an amount determined from time to time by the Trustees; or it would be in the interests of the Fund, as determined by the Board, for the Fund to repurchase the Shares. The Adviser may tender for repurchase in connection with any repurchase offer made by the Fund Shares that it holds in its capacity as a shareholder. Any such involuntary repurchase will be made pursuant to Rule 23c-2 under the 1940 Act and the Trust’s Agreement and Declaration of Trust.

Transfers of Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with such transfer.

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MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Trust is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Trust’s By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of four individuals, one of whom is an “interested person” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Interested Trustees”) and three of whom are not deemed to be “interested persons” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Independent Trustees”). Pursuant to the Governing Documents of the Trust, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer, and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust’s purposes. The Trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure

William Ferri is the Chairman of the Board. Under the Trust’s Agreement and Declaration of Trust and By-Laws, the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. The Trust believes that its Chairman, the chair of the Audit Committee, the chair of the Nominating and Governance Committee, and, as an entity, the full Board, provide effective leadership that is in the best interests of the Trust and each shareholder.

William Ferri may be deemed to be an interested person of the Trust by virtue of his senior management role at the Adviser. The Trustees have determined that an interested Chairman is appropriate and benefits shareholders because an interested Chairman has a personal and professional stake in the quality and continuity of services provided to the Fund. The Independent Trustees exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the trustee happens to be independent or a member of management. The Independent Trustees have determined that they can act independently and effectively without having an Independent Trustee serve as Chairman and that a key structural component for assuring that they are in a position to do so is for the Independent Trustees to constitute a substantial majority of the Board. The Independent Trustees also meet quarterly in executive session without Mr. Ferri. In view of the small size of the Board, the Independent Trustees have not designated any single trustee to be the lead Independent Trustee at this time.

Board Risk Oversight

The Board has established an independent Audit Committee, an independent Nominating and Governance Committee, and an independent Valuation Committee, each with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. The Nominating and Governance Committee assists the Board in adopting fund governance practices and meeting certain “fund governance standards.” The Valuation Committee has the authority to determine the value of the Fund’s portfolio securities under the methods established by the policies and procedures of the Fund. Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

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Trustee Qualifications

Generally, the Trust believes that each Trustee is competent to serve because of their individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes, and (iv) skills. Mr. Barnard has almost a decade of experience as a Chief Financial Officer and has served as director of private funds and listed SPACs. Ms. Heine has over 20 years of experience in the fund and asset management industry. Mr. Zurita has over 30 years of experience owning, operating, acquiring, and developing commercial and residential real estate in the United States and the Caribbean. Mr. Ferri has over 25 years of experience as an executive in the asset management industry.

Each Trustee’s ability to perform his duties effectively also has been enhanced by his educational background and professional training. The Trust does not believe any one factor is determinative in assessing a Trustee’s qualifications, but that the collective experience of each Trustee makes them each highly qualified.

A list of the Trustees and executive officers of the Trust and their principal occupation and other directorships over the last five years are shown below. Unless otherwise noted, the address of each Trustee and Officer is 110 E. 59th Street, New York, NY 10022.

Name, Age and Address	Position held with Funds or Trust	Length of Time Served*	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee**	Other Directorships Held by Trustee During Past 5 Years
Independent Trustees
Douglas Barnard Year of Birth: 1960	Independent Trustee	Since 4/22	Director, Prophet Asset Management (manager of hedge funds) (2015-present); Director, CF Acquisition Corp Vl (listed SPAC) (2021-2022); CF Acquisition Corp VII (2022-present).	6	Cantor Select Portfolios Trust, for all its series (2022-present); CF Acquisition Corp VI (2021-2022); CF Acquisition Corp VII (2022-present);
Ramona Heine Year of Birth: 1977	Independent Trustee	Since 3/22	Co-Founder and Chief Executive Officer, Heine & Kim Fiduciary Partners LLC (provides independent fund director and fiduciary services to funds and asset managers) (2018-present).	6	Cantor Select Portfolios Trust, for all its series (2022-present); Coller Secondaries Private Equity Opportunities Fund (2023-present).

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Name, Age and Address	Position held with Funds or Trust	Length of Time Served*	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee**	Other Directorships Held by Trustee During Past 5 Years
Louis Zurita Year of Birth: 1960	Independent Trustee	Since 3/22	Managing member, 20095th Street, LLC (multi-family real estate investments) (2018-present); 275 Associates, LLC (real estate investments) (2013-present); Co-founder and Chief Executive Officer, Viagrupo.com (e-commerce platform) (2011-2020).	6

Cantor Select Portfolios Trust, for all its series (2022-present); ELX Future Holdings (2016-present); Remate Lince S.A.P.I. de C.V. (2017-present); CF Acquisition Corp IV (2020-present); CF Acquisition Corp V (2021-2022); Cantor Futures Exchange L.P. (2016- 2021).

Interested Trustee
William Ferri Year of Birth: 1966	Trustee, Chairman, President, and Principal Executive Officer	Since 3/22	Global Head of Asset Management Cantor Fitzgerald (2022-present); Group Managing Director and UBS Asset Management Executive Committee Member, UBS (2007-2021); Head of Americas, UBS AM (2017-2021).	6	Cantor Select Portfolios Trust, for all its series (2022-present).
Other Officers
Brian Curley Year of Birth: 1970	Treasurer, Principal Financial Officer, and Principal Accounting Officer	Since 3/22	Vice President, Ultimus Fund Solutions, LLC (2020-present); Vice President, Gemini Fund Services, LLC (2015-2020), Assistant Vice President, Gemini Fund Services, LLC (2012-2014); Senior Controller of Fund Treasury, The Goldman Sachs Group, Inc. (2008-2012); Senior Associate of Fund Administration, Morgan Stanley (1999-2008).	n/a	n/a

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Name, Age and Address	Position held with Funds or Trust	Length of Time Served*	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee**	Other Directorships Held by Trustee During Past 5 Years
John Jones Year of Birth: 1966	Secretary	Since 3/22	Managing Director and General Counsel – Financial Services, the Americas, Cantor Fitzgerald (2008-present).	n/a	n/a
Cory Gossard Year of Birth: 1972	Chief Compliance Officer	Since 3/22	Director of Regulatory Compliance, PINE Advisor Solutions (2021-present); Chief Compliance Officer, SS&C ALPS (2014-2020).	n/a	n/a
Ari Buchen Year of Birth: 1988	Assistant Secretary	Since 6/24	Vice-President and Assistant General Counsel, Cantor Fitzgerald, L.P (2021-present); Associate, Pryor Cashman LLP (law firm) (2018-2021).	n/a	n/a
Christine Palermo Year of Birth: 1976	Assistant Treasurer	Since 3/22	Manager – Fund Administration, Ultimus Fund Solutions, LLC (2008-present).	n/a	n/a

*	The term of office for each Trustee and officer listed above will continue indefinitely.
**	The “Fund Complex” includes the Cantor Select Portfolios Trust.

Board Committees

The Board has established three standing committees: the Audit Committee, the Nominating and Governance Committee, and the Valuation Committee.

Audit Committee

The Board has an Audit Committee that consists of all the Independent Trustees. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Trust’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis

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a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Trust’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Trust’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. During the fiscal year ended March 31, 2025, the Audit Committee held 4 meetings.

Nominating and Governance Committee

The Board has a Nominating and Governance Committee that consists of all the Independent Trustees. The Nominating and Governance Committee assists the Board in adopting fund governance practices and meeting certain fund governance standards. The Nominating and Governance Committee operates pursuant to a Nominating and Governance Committee Charter. The Nominating and Governance Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Nominating and Governance Committee generally will consider shareholder nominees. The Nominating and Governance Committee reviews all nominations of potential trustees made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating and Governance Committee. The Nominating and Governance Committee meets to consider nominees as is necessary or appropriate. The Nominating and Governance Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate.  During the fiscal year ended March 31, 2025, the Nominating and Governance Committee held one (1) meeting.

Trustee Ownership

The table below shows for each Trustee, the amount of Fund equity securities beneficially owned by each Trustee, and the aggregate value of all investments in equity securities of the Fund complex, as of December 31, 2024, and stated as one of the following ranges: A = None; B = $1-$10,000; C = $10,001-$50,000; D = $50,001-$100,000; and E = over $100,000.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies*
Douglas Barnard	A	A
Ramona Heine	A	A
Louis Zurita	A	A
William Ferri	A	A

*	The “Family of Investment Companies” includes all series of Cantor Select Portfolios Trust.

Compensation

Each “non-interested” Trustee receives an annual retainer of $20,000, paid quarterly, as well as reimbursement for any reasonable expenses incurred attending the meetings. The Chair of the Audit Committee receives an additional $5,000 annually. None of the executive officers, with the exception of the Chief Compliance Officer, receive compensation from the Fund. Certain Trustees and officers of the Fund are also officers of the Adviser and are not paid by the Fund for serving in such capacities.

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The table below details the amount of compensation the Trustees earned from the Trust during the fiscal year ended March 31, 2025. The Trust does not have a bonus, profit sharing, pension or retirement plan.

Name of Trustee	Aggregate Compensation from Trust	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund Complex* Paid to Directors
Independent Trustees
Douglas Barnard	$25,000	None	None	$50,000
Ramona Heine	$20,000	None	None	$40,000
Louis Zurita	$20,000	None	None	$40,000
Interested Trustee
William Ferri	None	None	None	None

*	The “Fund Complex” includes the Cantor Select Portfolios Trust.

CODES OF ETHICS

Each of the Fund, the Adviser, the Sub-Adviser, and the Fund’s Distributor, has adopted a code of ethics (the “Code of Ethics”) under Rule 17j-1 of the 1940 Act. Rule 17j-1 and the Codes of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel in their personal accounts. The Codes of Ethics permit covered personnel, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Covered personnel may engage in personal securities transactions, subject to certain restrictions, and are required to report their personal securities transactions for monitoring purposes. The Codes of Ethics for the Adviser and the Sub-Adviser are included as exhibits to the registration statement of which the Statement of Additional Information is incorporated. In addition, the Codes of Ethics of the Adviser and the Sub-Adviser are available on the EDGAR database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of the Code of Ethics of the Adviser and Sub-Adviser, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Proxy Policies”) on behalf of the Trust, which delegate the responsibility for voting proxies to the Adviser, subject to the Board’s continuing oversight. The Adviser has delegated voting authority to the Sub-Adviser for securities held by the Fund. The Proxy Policies require that the Sub-Adviser vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Proxy Policies also require the Sub-Adviser to present to the Board, at least annually, the proxy voting policies of the Sub-Adviser and a record of each proxy voted by the Sub-Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Sub-Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser or the Sub-Adviser, any affiliated person(s) of the Adviser or the Sub-Adviser, the Distributor or any affiliated person of the Distributor, or any affiliated person of the Trust and the Fund’s or its shareholder’s interests, the Sub-Advisers will resolve the conflict by voting in accordance with the policy guidelines or at the Trust’s directive using the recommendation of an independent third party. If

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the third party’s recommendations are not received in a timely fashion, the designated party will abstain from voting. Copies of the Sub-Adviser’s proxy voting policies is attached hereto as Appendix A.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 855-9-CANTOR or on the Fund’s website at www.cantorinfrastructurefund.com; and (2) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at 855-9-CANTOR and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of July 1, 2025, none of the Trustees and officers owned shares of the Fund. As of July 1, 2025, the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding Class I shares and Class S shares of the Fund are as follows:

Class I
Name and Address	Percentage Owned	Type of Ownership
CHARLES SCHWAB & CO. INC./SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS ATTN: MUTUAL FUNDS OPERATIONS	43.73%	Record
NATIONAL FINANCIAL SERVICES LLC 499 WASHINGTON BLVD JERSEY CITY, NJ 07310	32.62%	Record
PERSHING LLC P. O. BOX 2052 JERSEY CITY, NJ 07303-9998	15.45%	Record

Class S
Name and Address	Percentage Owned	Type of Ownership
CHARLES SCHWAB & CO. INC./ SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS ATTN: MUTUAL FUNDS OPERATIONS	56.62%	Record
NATIONAL FINANCIAL SERVICES LLC 499 WASHINGTON BLVD JERSEY CITY, NJ 07310	35.20%	Record

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INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Cantor Fitzgerald Investment Advisors, L.P., located at 110 E. 59th Street, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company that was formed in 2010 and commenced operations in 2011. The Adviser is a wholly owned subsidiary of Cantor Fitzgerald, L.P.

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, will determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.50% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including all organizational and offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.25% per annum of the Fund’s average daily net assets attributable to Class I and Class S shares, respectively (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The following amounts are subject to recapture by the Adviser: $412,047 until March 31, 2026, and $343,574 until March 31, 2027. The Expense Limitation Agreement will remain in effect, at least until July 31, 2026 for the Class I shares and July 31, 2027 for the Class S shares, unless and until the Board approves its modification or termination. The Expense Limitation Agreement may be terminated only by the Board on 60 days written notice to the Adviser. After July 31, 2026 for the Class I shares and July 31, 2027 for the Class S shares, the Expense Limitation Agreement may be renewed at the Adviser’s discretion. The Adviser has also contractually agreed to waive 1.00% of its management fee for Class S shares until July 31, 2027 unless the Adviser and the Board approves its continuation.

During the fiscal years ended March 31, the Fund paid the following investment management fees:

	2023	2024	2025
Fees Paid	$79,830	$475,479	$3,151,493
Fees Recaptured from Previously Waived Fees or Reimbursed Expenses	$0	$0	$318,717
Fees Waived and Expenses Reimbursed	$457,504	$564,033	$899,053

The Sub-Adviser

The Adviser has engaged Capital Innovations, LLC (the “Sub-Adviser”), a registered investment adviser under the Advisers Act, to provide ongoing research, recommendations, and day-to-day portfolio management with respect to the Fund’s investment portfolio.

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Sub-advisory services are provided to the Fund pursuant to an agreement between the Adviser and the Sub-Adviser. Under the terms of the sub-advisory agreement, the Adviser compensates the Sub-Adviser based on a portion of the Fund’s average daily net assets that have been allocated to the Sub-Adviser to manage. Fees paid to the Sub-Adviser are not an expense of the Fund. Pursuant to the Sub-Advisory Agreement, the Adviser pays the Sub-Adviser a monthly management fee computed at the annual rate of 0.35% of the Fund’s daily net assets.

During the fiscal years ended March 31, the Adviser paid the Sub-Adviser the following Sub-Advisory fees:

	2023	2024	2025
Fees Paid	$8,005.52	$46,485.42	$247,267.91

Conflicts of Interest

The Adviser and Sub-Adviser may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser, Sub-Adviser, and the investment professionals, who on behalf of the Adviser or Sub-Adviser, provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate. Set out below are practices that the Adviser and Sub-Adviser follow.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser and Sub-Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser or Sub-Adviser, or by the Adviser or Sub-Adviser for the Adviser Accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

PORTFOLIO MANAGERS

Michael D. Underhill, Chief Executive Officer and Chief Investment Officer, Capital Innovations. Mr. Underhill began working in the investment industry in 1989. In 2007, he co-founded the Sub-Adviser as a research-intensive asset management firm that focuses on innovative Infrastructure and Real Asset investment products across private markets and publicly traded securities. Prior to founding the Sub-Adviser, he held executive positions at Alliance Bernstein, INVESCO, Janus Capital and Federated Investors. Mr. Underhill started his career at Lehman Brothers as a quantitative analyst utilizing his statistical econometric background to construct financial models. Michael graduated from Pennsylvania State University with a B.S. in Economics with a curricular emphasis in statistical econometrics. In addition, he has completed post-graduate coursework from Pepperdine University, Stanford Law School and Mercosur Economic program at the Universidad Del Salvador in Buenos Aires Argentina. He is editor of the best-selling “The Handbook of Infrastructure Investing” (Wiley 2010) and a contributing author to the CFA Institute.

Susan L. Dambekaln, President and Chief Operating Officer, Capital Innovations. Ms. Dambekaln began working in the investment industry in 1992. She co-founded the Sub-Adviser in 2007, and is the majority owner. Ms. Dambekaln is

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responsible for executive management of the firm, portfolio and asset management, due diligence, valuation, risk management, performance attribution, trading strategies and is tasked with managing longer term capital allocation. Ms. Dambekaln was previously employed at Strong Capital Management and State Street Global Advisors. She also has spent a portion of her career in investment accounting, taxation and investment administration with HR Block and Edward Jones. Ms. Dambekaln received her B.S. from the University of Wisconsin (Honors) and has completed graduate coursework from the University of Wisconsin.

Mr. Underhill and Ms. Dambekaln each receives a fixed salary, retirement plan benefits, and distributions, if any, through ownership shares in the Sub-Adviser. Mr. Underhill and Ms. Dambekaln are also entitled to receive a discretionary bonus, based upon, among other things, the performance of the Sub-Adviser.

As of March 31, 2025, Mr. Underhill and Ms. Dambekaln were responsible for the management of the following types of accounts in addition to the Fund:

Mr. Underhill

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee
Registered Investment Companies	1	$442,749,360	0	$0
Other Pooled Investment Vehicles	0	0	0	$0
Other Accounts	10	$19,141,934	0	$0

Ms. Dambekaln

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee
Registered Investment Companies	1	$442,749,360	0	$0
Other Pooled Investment Vehicles	0	0	0	$0
Other Accounts	10	$19,141,934	0	$0

Because the Portfolio Managers may manage assets for other registered investment companies (“Client Accounts”) or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, affiliates of the Sub-Adviser may, directly or indirectly, receive fees from Client Accounts that are higher than the fee the Sub-Adviser receives from the Adviser. In those instances, a portfolio manager may have an incentive to favor the Client Accounts over the Fund. Notwithstanding the difference in principal investment strategies between the Fund and the Client Accounts, the Sub-Adviser has various policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

As of March 31, 2025, Mr. Underhill and Ms. Dambekaln owned the following amounts in the Fund:

Portfolio Manager	Dollar Range of Equity Securities Owned
Michael Underhill	$100,001-$500,000
Susan Dambekaln	None

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ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by either (i) the Portfolio Managers who are employees of the Sub-Adviser or (ii) members of the Investment Committee who are employees of the Adviser. Both the Adviser and the Sub-Adviser are authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund and the Adviser or the Sub-Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as either the Adviser or the Sub-Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, both the Adviser and the Sub-Adviser will take the following into consideration: execution capability, trading expertise, accuracy of execution, commission rates, reputation and integrity, fairness in resolving disputes, financial responsibility and responsiveness.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if either the Adviser or the Sub-Adviser, as applicable, determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, either the Adviser or the Sub-Adviser, as applicable, may select brokers or dealers who also provide brokerage, research and other services to other accounts over which either the Adviser or the Sub-Adviser, as applicable, exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

During the fiscal years ended March 31, the Fund paid brokerage commissions as follows:

	2023	2024	2025
Brokerage Commissions Paid	$6,426.28	$12,188.77	$60,106.55

Affiliated Party Brokerage

The Adviser and its affiliates, as well as the Sub-Advisers and their affiliates, will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Adviser, as well as the Sub-Adviser, places its trades under a policy adopted by the Trustees pursuant to Section 17(e) and Rule 17e-1 under the 1940 Act that places limitations on the securities transactions effected through the Distributor. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified. During the fiscal years ended March 31, 2023, 2024, and 2025, the Fund did not pay any affiliate party brokerage commissions.

27

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to qualify as regulated investment company under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and, therefore, should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made monthly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund’s ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

28

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Taxation of Foreign Shareholders

Because of the fact-specific impact of the applicable U.S. tax rules and their interaction with tax treaties, a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (“foreign shareholder”) as defined in the Code are urged to consult their own tax advisor regarding the U.S. federal tax consequences of the holding, sale, exchange or other disposition of the Fund’s shares. The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.

Generally, a foreign shareholder will be subject to U.S. federal income tax on distributions received from the Fund or upon dispositions of Shares if the Fund is “effectively connected” with a U.S. trade or business carried on by the foreign shareholder.

Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income may be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the foreign shareholder), which tax generally is withheld from such distributions by the Fund. All foreign shareholders should consult their tax advisors to

29

determine the appropriate tax forms to provide to the Fund to claim a reduced rate or exemption from U.S. federal withholding taxes, and the proper completion of those forms.

Capital gain dividends and any amounts retained by the Fund that are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or applicable lower treaty rate) unless the foreign shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

Notwithstanding the foregoing, properly reported dividends generally are exempt from U.S. withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% equity holder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign shareholder will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing the correct IRS Form W-8). In the case of Fund shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. If a repurchase of a shareholder’s shares by the Fund does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Fund shares repurchased. If the repurchase qualifies as a sale or exchange, the shareholder generally will realize capital gain or loss equal to the difference between the amount received in exchange for the repurchased shares and the adjusted tax basis of those shares.

Any capital gain that a foreign shareholder realizes upon a repurchase of Fund shares or otherwise upon a sale or exchange of Fund shares will ordinarily be exempt from U.S. tax unless (i) in the case of a foreign shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) at any time during the shorter of the period during which the foreign shareholder held such Fund shares and the five-year period ending on the date of the disposition of those shares, the Fund was a “United States real property holding corporation” (as such term is defined in the Code) and the foreign shareholder actually or constructively held more than 5% of the Fund’s shares.

Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund that are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Fund shares will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations, and such taxable amounts may subject a foreign shareholder to U.S. tax filing obligations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a foreign shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption.

FATCA. Payments to a shareholder that is either a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Foreign Account Tax Compliance Act (“FATCA”) may be subject to a generally nonrefundable 30% withholding tax on: (a) income dividends paid by a Fund and (b) certain capital gain distributions and the proceeds arising from the sale of Fund shares paid by the Fund. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S.

30

persons as owners or (ii) if it does have such owners, reports information relating to them. A Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of a Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

Original Issue Discount and Pay-In-Kind Securities

Current federal tax law requires the holder of a U.S. Treasury or other fixed-income zero coupon security to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay-in-kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities (including certain pay-in-kind securities) may be treated as a dividend for U.S. federal income tax purposes.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.

Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.

A fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount, which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund’s shares.

A brief explanation of the form and character of the distribution accompany each distribution. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions.

Shareholders should consult their tax advisers about the application of federal, state and local and foreign tax law in light of their particular situation.

31

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Administrator, Transfer Agent, and Accounting Agent

Ultimus Fund Solutions, LLC (“Administrator”), located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, provides administration, fund accounting and transfer agency services to the Fund and supplies certain officers to the Fund, pursuant to a fund services agreement between the Administrator and the Fund. For its services as administrator, transfer agent, and accounting agent, the Fund pays Administrator the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

The Fund paid administration fees to the Administrator for the fiscal years ended March 31 as follows:

	2023	2024	2025
Administration Fees	$65,664	$123,822	$105,969

Distributor

Ultimus Fund Distributors, LLC, located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best-efforts basis, subject to various conditions. The Distributor may retain additional broker-dealers and other financial intermediaries (each a “Selling Agent”) to assist in the distribution of Shares and Shares are available for purchase through these Selling Agents or directly through the Distributor. Generally, Shares are only offered to investors that are U.S. persons for U.S. federal income tax purposes.

During the fiscal year ended March 31, the Fund’s distributor received the underwriting fees and other compensation listed below.

	2023	2024	2025
Net Underwriting Discounts and Commissions	$16,744	42,053	$68,649
Compensation on Redemptions and Repurchases	$0	$0	$0
Brokerage Commissions	$0	$0	$0
Other Compensation	$0	$0	$0

32

Legal Counsel

DLA Piper LLP, 1201 West Peachtree Street, Suite 2900, Atlanta GA 30309, acts as legal counsel to the Fund.

Custodian

UMB Bank, N.A. (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian is located at 928 Grand Blvd., 10th Floor, Kansas City, Missouri 64106.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd. is the independent registered public accounting firm for the Fund and will audit the Fund’s consolidated financial statements. Cohen & Company, Ltd. is located at 342 N. Water St., Suite 830, Milwaukee, WI 53202.

FINANCIAL STATEMENTS

The consolidated financial statements for the Fund’s fiscal period ended March 31, 2025 contained in the Fund’s annual report dated March 31, 2025 are incorporated by reference to this SAI. You may request a copy of the Fund’s annual and semi-annual reports at no charge by calling the Fund at 855-9-CANTOR or by visiting www.cantorinfrastructurefund.com.

33

APPENDIX A

CAPITAL INNOVATIONS, LLC

PROXY VOTING POLICIES AND PROCEDURES

Proxy Voting

Pursuant to the adoption by the Securities and Exchange Commission of Rule 206(4)-6 under the Investment Advisers Act of 1940 (the “Act”), it is a fraudulent, deceptive, or manipulative act, practice or course of business, within the meaning of Section 206(4) of the Act, for an investment adviser to exercise voting authority with respect to client securities, unless (1) the adviser has adopted and implemented written policies and procedures that are reasonably designed to ensure that the adviser votes proxies in the best interest of its clients, (2) the adviser describes its proxy voting procedures to its clients and provides copies on request, and (3) the adviser discloses the clients how they may obtain information on how the adviser voted their proxies. In order to fulfill its responsibilities under the Act, Capital Innovations, LLC (“CI”) has adopted the following policies and procedures for proxy voting with regard to companies in our client’s investment portfolios.

Decision Methods

As a registered investment adviser, CI has a fiduciary duty to act solely in the best interest of its clients. This duty requires CI to vote proxies in a timely manner and make voting decisions that are in the best interests of its clients. All proxies received by CI are voted in accordance with these procedures and are intended to comply with Rule 206(4)-6 of the Act. This policy applies only to those CI clients who in their investment advisory contract have chosen to have us vote their proxies. A client can change their proxy-voting decision at any time.

In general, CI votes proxies in a manner designed to maximize the value of a client’s investment. With respect to each proxy proposal, CI will consider the period of time that the particular security is expected to be held for an account, the size of the holding, the costs involved with the proxy proposal, the existing corporate governance structure, and the current management and operations for the particular company. As corporate governance standards, disclosure requirements and voting mechanics vary greatly among markets, especially in foreign markets, there may be instances in which CI elects not to vote.

Typically, CI votes proxies in accordance with management’s recommendations. However, in situations where CI believes that management is acting on its own behalf or acting in a manner that is adverse to the rights of the company’s shareholders, CI will not vote with management. Subject to the oversight of its Investment Policy Committee, CI designates a proxy administrator responsible for monitoring and voting proxies directly with the appropriate company. The proxy administrator reviews proxy proposals and provides all relevant information to Capital Innovations for determining how Capital Innovations will vote a particular proxy.

Conflict of Interest

For each proxy, CI also considers whether there are any specific facts and circumstances that may give rise to a material conflict of interest on the part of CI in voting the proxy. If it is determined that a material conflict of interest may exist, the proxy will be referred to our Investment Policy Committee to decide if CI may vote the proxy or if the proxy should be forwarded to the client to vote. All instances where CI determines a material conflict of interest may exist are resolved in the best interest of the applicable client.

A-1

CANTOR FITZGERALD INFRASTRUCTURE FUND

PART C - OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A: The financial statements of the Registrant are incorporated by reference to Registrant’s Annual Report for the period ended March 31, 2024 filed with the SEC on June 10, 2024.

Part B:

None.

2. Exhibits

a(1).	Amended and Restated Agreement and Declaration of Trust is incorporated herein by reference to Registrant’s Registration Statement filed on June 29, 2022.
a(2).	Certificate of Trust is incorporated herein by reference to Registrant’s registration statement on Form N-2 (“Registration Statement”) filed on January 6, 2022.
b.	Amended and Restated By-Laws is incorporated herein by reference to Registrant’s Registration Statement filed on June 29, 2022.
c.	Voting Trust Agreements: None
d(1).	Instruments Defining Rights of Security Holders. See Article III, "Shares" and Article V "Shareholders’ Voting Powers and Meetings" of the Registrant's Agreement and Declaration of Trust. See also, Article III, "Meetings of Shareholders" of the Registrant's By-Laws.
d(2).	Multiple Class Plan is incorporated herein by reference to Post-Effective Amendment No. 7 to its Registration Statement filed on April 26, 2024.
e.	Dividend reinvestment plan: None.
f.	Not applicable.
g(1).	Investment Advisory Agreement is incorporated herein by reference to Registrant’s Registration Statement filed on June 29, 2022.
g(2).	Investment Sub-Advisory Agreement is incorporated herein by reference to Registrant’s Registration Statement filed on June 29, 2022.
h(1).	Distribution Agreement dated July 1, 2025 is filed herewith.
h(2).	Shareholder Servicing Plan is incorporated herein by reference to Post-Effective Amendment 2 to the Registration Statement filed on March 10, 2023.
h(3).	Distribution Plan for Class C shares is incorporated herein by reference to Post-Effective Amendment 3 to the Registration Statement filed on July 28, 2023.
i.	Bonus, profit sharing, pension and similar arrangements for Fund Trustees and Officers: None.
j.	Custody Agreement is incorporated herein by reference to Registrant’s Registration Statement filed on June 29, 2022.
k(1).	Fund Services Agreement is incorporated herein by reference to Registrant’s Registration Statement filed on June 29, 2022.
k(2).	Expense Limitation Agreement is incorporated herein by reference to Post-Effective Amendment 2 to the Registration Statement filed on March 10, 2023.
k(3).	Expense Limitation and Waiver Agreement with respect to Class S shares is incorporated herein by reference to Post-Effective Amendment No. 7 to its Registration Statement filed on April 26, 2024.

l(1).	Opinion of Counsel is incorporated herein by reference to Registrant’s Registration Statement filed on April 26, 2024.
l(2)	Consent of Counsel is filed herewith.
m.	Non-resident Trustee Consent to Service of Process: Not applicable
n.	Consent of Independent Registered Public Accounting Firm is filed herewith.
o.	Omitted Financial Statements: None
p.	Initial Capital Agreement is incorporated herein by reference to Registrant’s Registration Statement filed on June 29, 2022.
q.	Model Retirement Plan: None
r(1).	Code of Ethics-Fund is incorporated herein by reference to Registrant’s Registration Statement filed on June 29, 2022.
r(2).	Code of Ethics-Adviser is incorporated herein by reference to Registrant’s Registration Statement filed on June 29, 2022.
r(3).	Code of Ethics-Sub-Adviser is incorporated herein by reference to Registrant’s Registration Statement filed on June 29, 2022.
r(4).	Code of Ethics-Principal Underwriter/Distributor is incorporated herein by reference to Registrant’s Registration Statement filed on June 29, 2022.
s.	Powers of Attorney for the Trust, and a certificate with respect thereto, and each trustee and executive officer, is incorporated herein by reference to Registrant’s Registration Statement filed on April 22, 2022.

Item 26. Marketing Arrangements

Not Applicable.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

The Fund and the Adviser, Cantor Fitzgerald Investment Advisors, L.P., are affiliates of Cantor Fitzgerald, L.P.

Item 29. Number of Holders of Securities as of July 1, 2025:

Title of Class	Number of Record Holders
Class A Shares of Beneficial Ownership	2,885,888.5320
Class C Shares of Beneficial Ownership	778,327.3320
Class I Shares of Beneficial Ownership	14,222,209.0330
Class S Shares of Beneficial Ownership	15,838,474.4170

Item 30. Indemnification

Reference is made to Article VIII Section 2 of the Registrant's Declaration of Trust (the "Declaration of Trust"), filed as Exhibit (a)(1) hereto, and to Section 7 of the Registrant's Underwriting Agreement, to be filed as Exhibit (h)(1) hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Underwriting Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the "SEC") under the Investment Company Act of

1940, as amended (the "1940 Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant's prospectus in the section entitled "Management of the Fund." Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801- 72852), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

Ultimus Fund Solutions, LLC, the Fund's administrator, maintains certain required accounting related and financial books and records of the Registrant at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246. The other required books and records are maintained by the Adviser at 110 E. 59th Street, New York, NY 10022.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the Prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(d) Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. Not applicable.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 29th day of July, 2025.

CANTOR FITZGERALD INFRASTRUCTURE FUND

By:	/s/ Tanya Boyle
Name: Tanya Boyle
Title: Attorney-in-Fact
* Pursuant to Powers of Attorney

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Name	Title	Date
William Ferri *	Trustee, Chairman, President, & Principal Executive Officer	July 29, 2025
Douglas Barnard *	Trustee	July 29, 2025
Ramona Heine *	Trustee	July 29, 2025
Louis Zurita *	Trustee	July 29, 2025
Brian Curley *	Treasurer, Principal Financial Officer, and Principal Accounting Officer	July 29, 2025

*	Affixed by Tanya Boyle

Attorney-in-Fact - Pursuant to Powers of Attorney previously filed.

Exhibit Index

h(1).	Distribution Agreement
l(2).	Consent of Counsel
n.	Consent of Independent Registered Public Accounting Firm